Form 10-K405, Exhibit 13
period 1996-12-31
GULFSTREAM AEROSPACE CORP
filed 1997-03-28
CIK 715355

                                                                      Exhibit 13


GULFSTREAM AEROSPACE CORPORATION

Financial Highlights

                                                    December 31,
                                    --------------------------------------------
                                           1996           1995          1994
================================================================================
(Dollars in millions,
except per share amounts)

Net Revenues                        $   1,063.7    $   1,041.5    $    901.6
--------------------------------------------------------------------------------
Net Income                          $      47.0    $      28.9    $     23.6
--------------------------------------------------------------------------------
Net Income per Share                       0.60           0.37           N/A *
--------------------------------------------------------------------------------
Contractual Backlog                 $   3,104.0    $   1,938.3    $  1,473.8
--------------------------------------------------------------------------------
Research & Development              $      58.1    $      63.1    $     57.4
--------------------------------------------------------------------------------

[The following tables were represented as bar charts in the printed material.]


                              Contractual backlog
                              Dollars in millions
================================================================================
                         1994           1995           1996

                       $1,473.8       $1,938.3       $3,104.0

                                  Net Revenues
                              Dollars in millions
================================================================================
                         1994           1995           1996

                       $  901.6       $1,041.5       $1,063.7

                                   Net Income
                              Dollars in millions
================================================================================
                         1994           1995           1996

                       $   23.8       $   28.9       $   47.0

                              Net Income per Share
                                   In dollars
================================================================================
                         1994           1995           1996

                          N/A         $   0.37       $   0.60

*See Notes 1 and 10 to the Consolidated Financial Statements

CONTENTS  Letter to Shareholders  2
          Globalization  4
          Gulfstream Products  6
          Leading Edge Technology  10
          Aircraft Services  14
          Board of Directors  18
          1996 Financial Review  19
          Corporate Information  40

Dear Shareholders

     1996 was a great year for Gulfstream, building on the success of a multi-year program, begun in 1993, to revitalize the Company. We reported the largest number of orders in our 38-year history and ended the year with a record backlog. The Gulfstream V, our new ultra-long range business jet, received provisional certification from the Federal Aviation Administration and we began delivering the first Gulfstream Vs to our customers. In October, the Company completed its initial public offering and commenced trading on the New York Stock Exchange. Although we still have many challenges ahead, we believe we have built a strong foundation and that Gulfstream is well positioned to realize significant revenue and earnings growth in the years ahead.

1996 Was a Record Year

     In 1996, we achieved 65 orders for new Gulfstream IV-SP and Gulfstream V aircraft. This represented the highest number of annual orders in the Company's history, and included a record year of orders for the Gulfstream IV-SP. As a result of this strong demand for our products, Gulfstream ended the year with a total backlog of 94 units, valued at $3.1 billion.

     The Gulfstream IV-SP remains the world's most popular large cabin business jet, a testament to its outstanding performance and competitive pricing. In 1996, we delivered the 300th Gulfstream IV. With a year-end backlog of 27 Gulfstream IV-SPs, we look forward to selling this product well into the future.

     The company's Gulfstream V program, which has encompassed four years of work and over $250 million of R&D spending, is largely complete. Capable of flying 6,500 nautical miles, or New York to Tokyo non-stop, this aircraft significantly expands our market, enabling us to meet the growing needs of our customers for efficient intercontinental business travel. The Gulfstream V, which combines state-of-the-art technology with the conservative design philosophy of all Gulfstream aircraft, received provisional certification from the FAA in December 1996 and is expected to receive final certification in early 1997.

     The Gulfstream Shares program, launched in 1995, also contributed to our success this year. By offering customers the benefits of Gulfstream ownership at a fraction of the cost, we have significantly expanded the potential market for our products. To date, we have sold 16 Gulfstream IV-SPs and two Gulfstream Vs into the shares program. As we enter 1997, we are also developing a Gulfstream V shares program with our partner, Executive Jet International.

     Our financial performance for the year was on plan. We delivered a total of 27 aircraft, including our first three Gulfstream Vs. Combined with a 30 percent increase in the company's service and parts business, revenues reached $1.1 billion, and earnings increased 63% to $47 million, despite significant ongoing research and development spending for the Gulfstream V. Earnings per share for the year were $0.60 versus $0.37 in 1995.


                                                                      ----------
                                                                               2

1997 Outlook and Objectives

     In 1997, sales and profits are projected to increase as deliveries accelerate and research and development spending declines. In total, we are targeting the delivery of 46 aircraft in 1997, a 70% increase over 1996 deliveries. In response to customer demand, we have also announced plans to double our 1996 production level to 60 aircraft a year by 1999. This production plan includes an innovative factory layout which will give us the flexibility to optimize our production mix of Gulfstream IV-SPs and Gulfstream Vs.

     Having secured a dominant position in the domestic business jet market, we are now aggressively pursuing ways to further expand our international presence. As business becomes more global, we expect international sales to become increasingly important to our success. With its extended range, the Gulfstream V positions us to compete effectively in this growing market. Based on the success of our domestic Gulfstream Shares program, we are also exploring a number of opportunities to introduce shares programs overseas.

     The last four years have been a period of significant investment for Gulfstream. The company has expanded its product line, improved its marketing efforts and enhanced its customer service and support operations. We begin 1997 with a $3.1 billion backlog and plans to substantially increase our production and delivery schedules. This should result in strong financial performance in the years to come.

     We would like to take this opportunity to express our appreciation for the contributions of our dedicated employees and the continuing support of our customers, suppliers, partners and investors. We believe Gulfstream is in the best position in its history, and we are committed to achieving superior shareholder value in the years ahead.


Gulfstream Management Committee
pictured left to right
Standing: Theodore J. Forstmann
and Bryan T. Moss                  [PHOTO]
Seated: W. W. Boisture, Jr.,
Chris A. Davis and
Fred A. Breidenbach


                        /s/ Theodore J. Forstmann

                        Theodore J. Forstmann
                        Chairman of the Board
                        Chairman of the
                        Management Committee


/s/ W. W. Boisture, Jr.   /s/  Fred A. Breidenbach

W. W. Boisture, Jr.       Fred A. Breidenbach
Executive Vice President  President and COO
Member of the             Member of the
Management Committee      Management Committee


/s/ Chris A. Davis       /s/  Bryan T. Moss

Chris A. Davis           Bryan T. Moss
Executive Vice President Vice Chairman
and CFO                  Member of the
Member of the            Management Committee
Management Committee


February 28, 1997


                                                                      ----------
                                                                               3

[GRAPHIC OF GLOBE]


                                                                      ----------
                                                                               4

                                                                   Globalization

                     For nearly four decades, Gulfstream's aircraft performance, reliability, safety and service have resulted in strong customer loyalty and dominant market share. In 1958, we introduced the Gulfstream I as the first aircraft designed exclusively for corporate use. In 1966, the Company created the large cabin business jet market with the introduction of the Gulfstream II. From the Gulfstream II to our most recent product offering, the Gulfstream V, we have continued our
                      long-standing tradition of product innovation, capturing a
                                                    60% cumulative market share.

                     Looking ahead, we believe Gulfstream is well positioned for future growth and market share gains. Throughout the world, opportunities exist for businesses seeking to expand their own markets. Wealth is being created in new regions of the world as international markets open and businesses emerge in developing nations. This translates into a rapidly changing business environment which is fueling international business travel.
[GRAPHIC OF GLOBE]
                     As the world increasingly becomes one marketplace, the need for efficient air travel and uncompromised safety is more
                      important than ever before. With the Gulfstream IV-SP, the
                      Gulfstream V and the Gulfstream Shares program, we provide our customers with products that meet the challenges of
                             globalization. In addition, our expanded network of
                       international sales, service and support offices, located
                    strategically around the globe, enables us to respond to the growing service requirements of our customers.

                    Gulfstream produces the highest quality, most innovative and productive business jets in the market. We are meeting the challenges of customers worldwide and helping to redefine
                                                    how the world does business.


                                                                      ----------
                                                                               5

The Gulfstream V, the world's first
ultra-long range business jet, began    [GRAPHIC]
deliveries to customers in 1996.


                                                                      ----------
                                                                               6

                                                              [GRAPHIC OF GLOBE]


                                                             -------------------
                                                       Gulfstream Products


                                                                      ----------

     Gulfstream Product Strategy

     The Gulfstream name has always been synonymous with preeminent business aircraft. Our products have successfully evolved over time by offering travelers more range, efficiency and comfort with each new generation of aircraft. Today, we offer a broad selection of transportation solutions to our customers.

     The Gulfstream IV-SP

     The Gulfstream IV-SP is the best-selling large cabin, long range business jet in the market. It is the aircraft chosen by nine of the top ten Fortune 500 companies and more than 30 world governments including the President of the United States. It is also frequently selected for demanding special missions by military and other operators.

     The Gulfstream IV was the first intercontinental business jet capable of flying non-stop between major U.S. and European cities. In 1987, the Gulfstream IV introduced the first all-glass cockpit and in 1993, the Special Performance
(SP) model increased payload and boosted performance, setting new standards for the industry. Together the Gulfstream IV and Gulfstream IV-SP hold 79 national and world flight records, attesting not only to outstanding performance, but to ruggedness, reliability and design safety.

     The Gulfstream IV-SP can accommodate up to 19 passengers, has a range of 4,220 nautical miles and a cruising speed of 560 miles per hour. These capabilities permit routine international travel at cruising speeds comparable to commercial airlines. The Gulfstream IV-SP operates efficiently at altitudes as high as 45,000 feet, enabling it to fly above commercial airline traffic and adverse weather.

     The Gulfstream IV-SP leads the industry in resale value, years beyond its depreciable life. With over 300 aircraft in worldwide operation and a 1996 year-end backlog of 27 orders totaling over $700 million, the Gulfstream IV-SP remains the undisputed leader in the long range segment of the market.


                                                                      ----------
                                                                               8

     The Gulfstream V

     In 1996, we delivered the world's first ultra-long range business jet, the Gulfstream V, to customers. This represented the culmination of four years of extensive research and development, which focused on delivering an airplane with the most advanced set of capabilities to the marketplace.

     The Gulfstream V features an innovative aerodynamic design which integrates an all-new wing, new BMW Rolls-Royce engines and an airframe specifically designed to meet the stringent performance requirements of ultra-long range business travel. It cruises nearly 600 miles per hour at 51,000 feet with a range of 6,500 nautical miles, allowing passengers to travel non-stop to city pairs such as New York to Tokyo, San Francisco to Beijing or Honolulu to London. It also provides outstanding short range efficiency, plus all the safety, reliability and comfort expected of a Gulfstream.

     In December 1996, provisional certification was received and the first three airplanes were delivered to customers. Final FAA certification is expected in early 1997. At year-end 1996, the Company had a backlog of 67 Gulfstream V orders totaling approximately $2.4 billion.

     The Gulfstream Shares Program

     In 1995, Gulfstream teamed with Executive Jet International (EJI) to offer an exciting new program for Gulfstream aircraft ownership - Gulfstream Shares. This program offers eighth and quarter share ownership in Gulfstream IV-SP aircraft and introduces new customers to the benefits of safe, reliable, productive business transportation. For a monthly operating and management fee, customers have all the benefits of Gulfstream ownership without the traditional investment in hangar facilities, equipment and flight crew personnel. In addition, Gulfstream Shares provides a cost-effective alternative to charter aircraft and supplemental lift for fleets of existing aircraft operators.

     Gulfstream Shares brings the Gulfstream name, quality, reputation and marketing strength together with EJI's operating experience and reputation as the leader in the business jet fractional ownership market, putting Gulfstream ownership within the reach of more businesses and individuals than ever before.

     Gulfstream Shares has vastly expanded the market for Gulfstream products with 16 Gulfstream IV-SPs and two Gulfstream Vs already sold into the program. We expect the worldwide demand for this product to continue to grow. To meet this opportunity, we are targeting the introduction of our Gulfstream Shares program into international markets in 1997.

[CAPTIONS FOR PHOTOS ON THIS AND PREVIOUS PAGE]

     The Gulfstream IV-SP is the best-selling large cabin, long range business jet ever built.

     The Gulfstream V features a 100% fresh air system, a 6,000 foot cabin pressure altitude at 51,000 feet, an optional SATCOM satellite communication system and a quiet cabin environment.

     Gulfstream has manufactured more than 300 Gulfstream IVs and Gulfstream IV-SPs. Together the two aircraft hold 79 national and world flight records.


                                                                      ----------
                                                                               9

Gulfstream has consistently designed
its aircraft using the most sophisticated technology available to maximize performance, safety and reliability.


                                                                      ----------
                                                                              10

                                                                ----------------
                                                              Leading Edge
                                                                  Technology

                                                              [GRAPHIC OF GLOBE]


                                                                      ----------
                                                                              11

     Research and Development

     Gulfstream has pioneered a record number of technological "firsts" in corporate aviation. From the world's first transcontinental corporate jet, the Gulfstream II, to the first ultra-long range business jet, the Gulfstream V, we have consistently designed our aircraft using the most sophisticated technology available in order to maximize performance, safety and reliability. Our research and development programs capitalize on state-of-the-art computerized design techniques, relationships with worldwide leaders in aviation equipment and an unwavering commitment to product excellence.

     In developing the Gulfstream V, our engineers built upon the proven design philosophy of the Gulfstream family of aircraft. Powerful computer tools, including CATIA (Computer-Aided Three Dimensional Interactive Application) and an electronic aircraft mock-up, enabled us to electronically design, build and test three dimensional models of the Gulfstream V. In addition, the Company invested in an Integrated Test Facility, which simulates all electrical and electronic systems and flight controls prior to installation on the aircraft.

     Rigorous up-front analysis and testing have helped facilitate a smooth transition from product design to product manufacturing. As a result, Gulfstream has a higher quality product with a significantly reduced time to market, a critical advantage in today's competitive environment.

     Research and development, however, does not end with new aircraft. Gulfstream is continually upgrading its products to satisfy evolving customer needs and changing regulatory environments. The primary focus is on improving operating efficiencies and aircraft performance while reducing pilot workloads and manufacturing cycle times. Looking ahead, several of the key aircraft innovations developed for the Gulfstream V will be incorporated into the production of the Gulfstream IV-SP. Specific improvements are also available as equipment upgrades to the entire family of Gulfstream business jets, maximizing total product performance while creating additional long-term value for our customers.

     Supplier Relationships

     A key element of Gulfstream's success has been its long-standing relationships with the leading aviation equipment manufacturers around the world.

     Rolls-Royce has a 38-year history with Gulfstream and has designed and manufactured all of our engines from the Gulfstream I to the BMW Rolls-Royce powered

[CAPTION FOR PHOTO]

     Powerful computer tools including CATIA (Computer- Aided Three Dimensional Interactive Application) enabled us to electronically design, build and test three dimensional models in developing the Gulfstream V.


                                                                      ----------
                                                                              12

Gulfstream V. With over one million hours logged on the Gulfstream IV-SP Tay engines alone, this long-standing relationship has provided unmatched safety, operating efficiency and aircraft reliability.

     Our relationship with Aerostructures, formerly a division of Textron, spans over 30 years since it began manufacturing wings for the Gulfstream II. Since that time, Aerostructures has manufactured over 800 sets of wings for all Gulfstream II, Gulfstream III and Gulfstream IV aircraft.

     For the Gulfstream V, we entered into revenue sharing partnerships with two leading manufacturers - Northrop Grumman and Fokker Aviation - to develop our wing and empennage. These revenue sharing partners have fully funded the development and tooling costs for these systems in exchange for a fixed percentage of future Gulfstream V revenues.

     Finally, to ensure maximum customer safety and comfort, we have developed long-term relationships with the manufacturers of our flight management and environmental control systems. Honeywell produces the flight management and avionics systems for the Gulfstream IV-SP and Gulfstream V. Both systems are available with an optional, integrated Head-Up Display System which permits landing in near zero visibility conditions. AlliedSignal manufactures our state-of-the-art environmental control systems. On the Gulfstream V, this system provides 100 percent fresh air and pressurizes the cabin at 6,000 feet, significantly reducing passenger fatigue.

     With leading edge technology, strong supplier relationships and an ongoing commitment to research and development, Gulfstream is well positioned to continue to provide the world's finest large cabin, long range corporate aircraft.


[CAPTIONS FOR PHOTOS]

     Gulfstream's Integrated Test Facility simulates all electrical systems and flight controls prior to installation on the aircraft.

     Gulfstream uses a host of durable materials, including titanium, aluminum alloys, carbon graphite and epoxy composites, to provide lighter airframe weight, greater strength and enhanced corrosion resistance.

     The Gulfstream V's aerodynamic design was tested and analyzed through the use of computational fluid dynamics to achieve maximum performance and meet the demands of ultra-long range travel.


                                                                      ----------
                                                                              13

At our corporate headquarters in Savannah, Georgia, Gulfstream has one of the world's largest service facilities for business aircraft. The new
200,000 square foot state-of-the-art Service Center accommodates up to 12 Gulfstream Vs or 16 Gulfstream IV/IV-SPs.


                                                                      ----------
                                                                              14

                                                       -------------------------
                                                Aircraft Services


                                                                      ----------
                                                                              15

     Aircraft Services

     Gulfstream has earned its reputation as the leading manufacturer of large cabin, long range corporate aircraft not only by building high quality business jets, but also by providing owners and operators with extremely reliable aircraft service and product support around the world. This has created a growing and profitable source of revenues for the Company, as Gulfstream provides ongoing services to the nearly 900 aircraft in the Gulfstream fleet.

     Worldwide Service and Parts

     The goal of Gulfstream's service and product support is to meet our customers' needs throughout the world, 24 hours a day, 7 days a week. We accomplish this by integrating a network of company-owned service centers, authorized third party service providers, worldwide parts depots and field representatives based in five countries.

     At the corporate headquarters in Savannah, Georgia, Gulfstream has one of the world's largest service facilities for business jets, a new 200,000 square foot, state-of-the-art Service Center which accommodates up to 16 Gulfstream IV-SPs or 12 Gulfstream Vs. In addition, Gulfstream operates full service facilities in Brunswick, Georgia, and Long Beach, California.

     Gulfstream offers a full warranty on the airframe structure and parts. The engines and other components are also fully warranted by their respective suppliers.

     Customized Interior Completions

     Nearly all new Gulfstream aircraft receive customized interiors at the Company's completion centers in Savannah, Long Beach and Brunswick, up from just 70 percent five years ago. Our completion centers allow customers to choose the aircraft interior which meets their business and personal needs. Not only does this provide the Company with profitable revenues, it also establishes the foundation for future aircraft maintenance services for our customers.


                                                                      ----------
                                                                              16

     As part of our plan to double Gulfstream's production level to 60 aircraft a year by 1999, we recently announced the addition of a 64,000 square foot paint facility in Long Beach. This facility will help us meet our corporate goal of completing the interiors for all of the aircraft we build.

     Comprehensive Training

     Gulfstream provides comprehensive pilot and maintenance training services for its customers as an integral part of all Gulfstream sales. Through long-term relationships with FlightSafety International, co-located at Gulfstream's Savannah and Long Beach facilities, and SimuFlight based in Dallas, all aspects of aircraft operation and service are addressed. These programs entail classroom instruction, computer interactive training stations, cockpit systems simulators, extensive videotape libraries and on-the-job training.

     Premium Pre-Owned

     To facilitate the sale of new aircraft, Gulfstream takes pre-owned aircraft in trade. Pre-owned Gulfstream jets are refurbished and sold with a warranty by Gulfstream's sales force. These pre-owned aircraft compete favorably with new, lower priced aircraft and have enabled the Company to expand its customer base, particularly in international markets.

     Aircraft Financing

     Gulfstream Financial Services Corporation (GFSC) plays an important role in the Gulfstream sales process by combining aircraft financing expertise with technical and operational product knowledge. By offering customized financial products, GFSC facilitates aircraft ownership, enhances the residual value of the Gulfstream fleet and strengthens our ability to serve customers worldwide. In 1996, $270 million of aircraft purchases were financed through this program.


[CAPTIONS FOR PHOTOS]

     Gulfstream's service, product and technical support programs meet our customers' needs throughout the world, 24 hours a day, seven days a week.

     Gulfstream's Authorized Service Centers and Warranty Repair Facilities are located in five countries.

     FlightSafety International instructors lead pilots and maintenance personnel through extensive training at their facility, which is co-located with our headquarters in Savannah, Georgia.


                                                                      ----------
                                                                              17

Board of
Directors

[PHOTO]
William R. Acquavella
President
Aquavella Galleries, Inc.

[PHOTO]
Robert Anderson
Chairman Emeritus
Rockwell Corporation

[PHOTO]
Charlotte L. Beers
Chairman
Ogilvy and Mather Worldwide, Inc.

[PHOTO]
Thomas D. Bell, Jr.
President and
Chief Executive Officer
Burson-Marsteller

[PHOTO]
W. W. Boisture, Jr.
Executive Vice President
Gulfstream Aerospace
Corporation

[PHOTO]
Fred A. Breidenbach
President & Chief Operating Officer
Gulfstream Aerospace Corporation

[PHOTO]
Chris A. Davis*
Executive Vice President &
Chief Financial Officer
Gulfstream Aerospace Corporation

[PHOTO]
Lynn Forester*
President & Chief Executive Officer
FirstMark Holdings, Inc.

[PHOTO]
Nicholas C. Forstmann
Founding General Partner
Forstmann Little & Co.

[PHOTO]
Theodore J. Forstmann
Chairman
Gulfstream Aerospace Corporation
Founding General Partner
Forstmann Little & Co.

[PHOTO]
Sandra J. Horbach
General Partner
Forstmann Little & Co.

[PHOTO]
Drew Lewis
Former Chairman &
Chief Executive Officer
Union Pacific Corporation

[PHOTO]
Bryan T. Moss
Vice Chairman
Gulfstream Aerospace
Corporation

[PHOTO]
Michael S. Ovitz*
Former Chairman & Co-Owner
Creative Artists Agency, Inc.

[PHOTO]
Allen E. Paulson
Chairman Emeritus
Gulfstream Aerospace Corporation

[PHOTO]
Roger S. Penske
Chairman, Chief Executive Officer & President
Penske Corporation

[PHOTO]
Colin L. Powell
Former Chairman of the
Joint Chiefs of Staff

[PHOTO]
Gerard R. Roche
Chairman
Heidrick & Struggles, Inc.

[PHOTO]
Donald H. Rumsfeld
Former U.S. Secretary of Defense
Former Chairman &
Chief Executive Officer
General Instrument Corporation

[PHOTO]
George P. Shultz
Former U.S. Secretary of State

[PHOTO]
Robert S. Strauss
Founder & Partner
Akin, Gump, Strauss,
Hauer & Feld
Former U.S. Ambassador to Russia

*Elected March 5, 1997


                                                                      ----------
                                                                              18

GULFSTREAM AEROSPACE CORPORATION



               1996 Financial Review

                   Management's Discussion and Analysis of
                   Financial Condition and Results of Operations   20

                   Consolidated Balance Sheets   26

                   Consolidated Statements of Income   27

                   Consolidated Statements of Stockholders' Equity   28

                   Consolidated Statements of Cash Flows   29

                   Notes to Consolidated Financial Statements   30

                   Independent Auditor's Report   37

                   Report of Management's Responsibility   38


                                                                      ----------
                                                                              19

Management's Discussion and Analysis
of Financial Condition and Results of Operations

     The following discussion should be read in conjunction with the consolidated financial statements and notes thereto beginning on page 26, which are incorporated herein by reference. Narrative descriptions of the principal products of Gulfstream Aerospace Corporation ("Gulfstream" or the "Company") appear under the caption Gulfstream Products beginning on page 6.

Business

     Gulfstream is recognized worldwide as a leading designer, developer, manufacturer and marketer of the most technologically advanced intercontinental business jet aircraft. The Company's current principal aircraft products are the Gulfstream IV-SP, the Gulfstream V, Gulfstream shares(SM) (fractional ownership interests in Gulfstream IV-SPs) and pre-owned Gulfstream aircraft. As an integral part of its aircraft product offerings, the Company offers aircraft completion and worldwide aircraft maintenance services and technical support for all Gulfstream aircraft. In addition, the Company's financial services subsidiary, Gulfstream Financial Services Corporation, through its private label relationship with a third-party aircraft financing provider, offers customized products to finance the worldwide sale of Gulfstream aircraft.

Operating Data

     The Company recognizes revenue from the sale of a new "green" aircraft (i.e., before exterior painting and installation of customer selected interiors and optional avionics) when that aircraft is delivered to the customer. Revenues from completion services are recorded when the outfitted aircraft is delivered to the customer. Revenues on all other products and services, including pre-owned aircraft, are recognized when such products are delivered or such services are performed. Generally, production of aircraft for delivery remains relatively smooth throughout a year. However, deliveries of such aircraft can vary significantly depending upon the timing of contract execution and final customer acceptance. Accordingly, the Company's revenues can vary significantly from quarter to quarter. In addition, beginning in the fourth quarter of 1995, the Company dedicated a portion of its production capacity to the manufacture of Gulfstream Vs which the Company began delivering to customers in the fourth quarter of 1996.

The following sets forth certain statistical data concerning the Company's deliveries, orders and backlog for new aircraft.

                                                    Year ended December 31,
                                                --------------------------------
                                                1996          1995          1994
================================================================================
Operating Data:
Units delivered during period:
   Gulfstream IV-SP                               24            26            22
   Gulfstream V                                    3             0             0
   Total green deliveries                         27            26            22
Units ordered during period:
   Gulfstream IV-SP                               44            30            25
   Gulfstream V                                   21            12            16
   Total orders                                   65            42            41
Units in backlog at end
of period:
   Gulfstream IV-SP(1)                            27             7             3
   Gulfstream V(2)                                67            50            40
   Total backlog(3)                               94            57            43
Estimated backlog
   (in billions)(3)                             $3.1          $1.9          $1.5

----------
(1) Net of 3 cancellations in 1994, which generally relate to orders placed in prior years.
(2) Net of cancellations of 1 and 2 in 1996 and 1995, respectively, which generally relate to orders placed in prior years.
(3)  See discussion of contractual backlog on page 24.

Comparison of the Years Ended December 31, 1996 and 1995

 [The following table was represented as a bar graph in the printed material.]


                                  Net Revenues
                             (Dollars in millions)
================================================================================
               1994                   1995                  1996
              $901.6                $1,041.5               $1,063.7

     Net Revenues. Total net revenues increased by $22.2 million, or 2.1%, to $1,063.7 million in 1996 from $1,041.5 million in 1995. Revenues from green aircraft increased $55.1 million due to the delivery of one more unit and the commencement of Gulfstream V deliveries which have higher selling prices. In 1996, a total of 27 green aircraft, 24 Gulfstream IV-SPs and 3 Gulfstream Vs, were delivered as compared to 26 Gulfstream IV-SP deliveries in 1995. In addition, product support revenues increased by $22.8 million in 1996 principally due to international spares sales, and aircraft service revenues increased by $10.4 million, attributable primarily to the opening in 1996 of a new service center in Savannah, allowing for increased service volume. Offsetting these increases was a decrease of $67.3 million in the sale of pre-owned aircraft resulting from a reduced


                                                                      ----------
                                                                              20
number of trade-ins and a decrease of $14.0 million in revenues attributable to the conclusion in 1995 of a U.S. Department of Defense logistical supply contract.

     Cost of Sales. Total cost of sales of $839.3 million in 1996 was relatively unchanged compared to $835.5 million in 1995. Excluding pre-owned aircraft, which are generally sold at break-even levels, the gross profit percentage for 1996 was 24.8% compared to 25.6% for 1995. This decline is primarily attributable to higher costs associated with the early part of the production learning curve on Gulfstream V aircraft. The Company expects these costs to decrease beginning in late 1997 and continuing into 1998 as it realizes manufacturing efficiencies.

     Selling and Administrative Expense. Selling and administrative expense increased by $6.3 million, or 6.8%, to $99.5 million in 1996 from $93.2 million in 1995 and, as a percentage of net revenues, increased to 9.4% in 1996 from 9.0% in 1995. The increase principally resulted from increased advertising and marketing expenses associated with the Gulfstream V program, higher sales commission and aircraft demonstration costs resulting from increased levels of sales activity, and continued emphasis on the expansion of international sales activities.

     Stock Option Compensation Expense. The issuance of options to purchase common stock of the Company during 1996 resulted in a non-cash compensation charge of $7.2 million.

     Research and Development Expense. Substantially all research and development expense during 1996 and 1995 was associated with the Gulfstream V development program, which was substantially completed at the end of 1996. Research and development expense was $58.1 million in 1996, a decrease of $5.0 million from 1995 and, as a percentage of net revenues, was 5.5% versus 6.1%. Research and development expense for 1996 is net of an $8.0 million credit for launch assistance funds received from vendors participating in the development of the Gulfstream V. As the Gulfstream V development program reaches conclusion, the Company's research and development costs are expected to decline significantly. Research and development expenditures in 1997 and the near-term future are expected to stem principally from product improvements and enhancements, rather than new aircraft development.

     Amortization of Intangibles and Deferred Charges. This non-cash expense includes amortization of goodwill and other intangible assets consisting of aftermarket service and after-market product support, as well as deferred financing charges related to the Company's pre-existing and new bank credit facilities. Amortization of intangibles and deferred charges of $9.4 million for the year ended December 31, 1996 was $1.9 million higher than 1995. This increase resulted from the accelerated amortization of financing charges associated with the Company's pre-existing bank credit facilities, which were repaid in October 1996. See "Liquidity and Capital Resources".

     Interest Income and Expense. Interest income increased by $9.1 million to $14.6 million in 1996 from $5.5 million in 1995 as a result of higher average cash balances the Company had invested in 1996 compared to 1995. The Company generated these higher cash levels from operations, principally through the receipt of customer deposits and associated progress payments on new aircraft orders. Interest expense consists almost entirely of interest paid on borrowings under the Company's new and pre-existing bank credit facilities. Interest expense decreased to $17.9 million for 1996 from $18.7 million in 1995. This decrease was due to the Company's lower average borrowing costs of 9.0% in 1996 versus 10.1% in 1995, partially offset by an increase in average borrowings. The Company expects to incur interest expense of approximately $34 million in 1997 resulting from the issuance of new debt during the fourth quarter of 1996. See "Liquidity and Capital Resources".

 [The following table was represented as a bar graph in the printed material.]

                                  Interest Income
                               (Dollars in millions)
================================================================================
                         1994           1995           1996

                        $ 0.4          $ 5.5          $14.6

     Income Taxes. The Company had available at December 31, 1996 and 1995 net operating loss carryforwards for regular federal income tax purposes of approximately $228 million and $150 million, respectively, which will begin expiring in 2006. Although the Company recorded net income during 1996 and 1995, no provision for income taxes was recorded in either period principally as a result of the utilization of net operating loss carryforwards.

 [The following table was represented as a bar graph in the printed material.]

                                   Net Income
                             (Dollars in millions)
================================================================================
                         1994           1995           1996

                        $23.6          $28.9          $47.0


                                                                      ----------
                                                                              21

Comparison of the Years Ended December 31, 1995 and 1994

     Net Revenues. Total net revenues increased by $139.9 million, or 15.5%, to $1,041.5 million in 1995 from $901.6 million in 1994. Revenues from green Gulfstream IV-SP aircraft increased $116.7 million in 1995 due to the delivery of 4 more units and higher average selling prices. Three of the 4 additional units were deliveries of aircraft in 1995 which were produced in 1994. In addition, revenues from the sale of pre-owned aircraft increased $54.2 million in 1995 as a result of the Company's timing of receipt and resale of trade-in aircraft. Completion revenues increased by $8.1 million in 1995 as a result of the Company completing a higher percentage of new aircraft in 1995 than in 1994. These increases were partially offset by declines in revenues of $30.9 million primarily due to the delivery of special aircraft modifications on two contracts with governmental agencies in 1994, and a decline of $11.0 million due to the early termination in 1994 of a wing manufacturing contract with another aerospace manufacturer.

     Cost of Sales. Total costs of sales increased $124.9 million, or 17.6%, to $835.5 million in 1995 from $710.6 million in 1994 as a result of increased unit deliveries in 1995 of both green Gulfstream IV-SP aircraft and completions. Gross profit as a percentage of sales (excluding pre-owned aircraft and nonrecurring items) increased from 25.2% in 1994 to 25.6% in 1995 as a result of the restructuring of the Company's manufacturing process to obtain cycle time reductions and additional cost savings.

     Selling and Administrative Expense. Selling and administrative expense increased by $11.0 million, or 13.4%, to $93.2 million in 1995 from $82.2 million in 1994, but decreased as a percentage of net revenues to 9.0% in 1995 from 9.1% in 1994. The dollar increase was principally attributable to increases in marketing programs centered around the Company's new marketing strategies, including the roll out and first flight of the Gulfstream V, expansion of the Company's international sales activities, and, as a result of successful Company performance, higher payouts to employees under the Company's management and employee incentive plans.

     Research and Development Expense. Research and development expense increased by $5.7 million, or 9.9%, to $63.1 million in 1995 from $57.4 million in 1994, which was 6.1% and 6.4%, respectively, of net revenues. This increase in research and development expense was related to the continuing Gulfstream V development program.

     Amortization of Intangibles and Deferred Charges. Amortization of intangibles and deferred charges were $7.5 million in 1995 and $7.6 million in 1994.

     Interest Income and Expense. Interest income increased by $5.1 million to $5.5 million for 1995 from $0.4 million in 1994 as a result of the increased cash generated from operations in 1995. Interest expense decreased by $2.0 million, or 9.7%, to $18.7 million in 1995 from $20.7 million in 1994. This decrease resulted principally from a reduced level of average borrowings in 1995 compared to 1994, offset somewhat by an increase in the Company's average borrowing costs of 10.1% in 1995 versus 7.8% in 1994.

     Income Taxes. The Company had available at December 31, 1995 and 1994 net operating loss carryforwards for regular federal income tax purposes of approximately $150 million and $167 million, respectively, which will expire beginning in 2006. Although the Company recorded net income during 1995 and 1994, no provision for income taxes was recorded in either period principally as a result of the utilization of net operating loss carryforwards.

Liquidity and Capital Resources

     The Company's liquidity needs arise from working capital requirements, capital expenditures, principal and interest payments on long-term debt, and in 1996, the payment of dividends on the 7% Cumulative Preferred Stock. During 1996 and 1995, the Company relied on cash flows from operations to finance these needs. (A portion of the preferred stock was repurchased in June 1996, and the remainder was repurchased in October 1996, simultaneously with the consummation of the initial public offering and recapitalization.)

 [The following table was represented as a bar graph in the printed material.]

                            Cash and Cash Equivalents
                              (Dollars in millions)
================================================================================
                         1994           1995           1996

                        $23.6         $223.3         $233.2

     Net cash generated by operating activities was $243.4 million, $282.4 million and $69.0 million in 1996, 1995 and 1994, respectively. The reduction in 1996 was primarily due to the temporary build-up in inventory associated with Gulfstream V production and the timing of cash receipts to satisfy customer receivables, partially offset by the increase in customer progress payments associated with aircraft in backlog and new sales activities. The substantial increase in 1995 was also principally attributable to higher progress payments partially offset by higher net inventories resulting from the commencement of Gulfstream V production.


                                                                      ----------
                                                                              22

     During the year ended December 31, 1996, additions to property and equipment amounted to $16.2 million. At December 31, 1996, the Company was not committed to the purchase of any significant amount of property and equipment. Additions to property and equipment were $25.2 million in 1995 and $9.9 million in 1994. The increased level of spending in 1995 of $15.3 million over 1994, primarily related to the construction of a new $16.0 million, 200,000 square foot service center to support the Company's strategic initiative of expanding the Company's market share for servicing Gulfstream aircraft. As a result of continued strong demand for its products, and the Company's objective to make deliveries sooner to its new aircraft customers, Gulfstream announced, during the fourth quarter of 1996, plans to increase its annual production rate to approximately 60 aircraft by 1999, a twofold increase over its 1996 annual production rate. As a result, in 1997 and 1998, the Company's capital expenditures are expected to increase by a total of $25 to $35 million above previously planned annual levels of approximately $15 million to meet the requirements of the increased production capacity. The Company continually monitors its capital spending in relation to current and anticipated business needs. As circumstances dictate, facilities are added, consolidated or modernized.

     During 1996, 1995 and 1994, the Company invested $2.1 million, $25.7 million and $17.3 million, respectively for tooling associated with the Gulfstream V program. As of December 31, 1996, the Company had recorded, net of amortization, an aggregate of $46.8 million in tooling associated with the Gulfstream V program. Gulfstream V tooling is being amortized to cost of sales on a unit basis over the first 200 units of the Gulfstream V program. Tooling associated with the Gulfstream IV and IV-SP has been fully amortized to cost of sales.

     On October 16, 1996, Gulfstream Delaware Corporation, a wholly owned subsidiary of the Company, entered into a new $650 million credit facility (the "Credit Agreement"). The Credit Agreement consists of a $400 million term loan facility and a $250 million revolving credit facility. A portion of the revolving credit facility, in an amount not to exceed $150 million, may be used (to the extent available) for standby and commercial letters of credit, and up to $200 million of the revolving credit facility will be available to the Company for borrowings. In addition, up to $20 million of the revolving credit facility may be used for swing line loans. The revolving credit facility expires September 30, 2002 with any amounts outstanding due on that date. There were no amounts outstanding under the revolving credit facility on December 31, 1996. The Credit Agreement contains customary affirmative and negative covenants including restrictions on the ability of the Company and its subsidiaries to pay cash dividends, as well as financial covenants under which the Company must operate. As of December 31, 1996, the Company was in compliance with the covenants contained in the Credit Agreement. Scheduled repayments under the new term loan facility are $20.0 million in 1997, $75.0 million in each of the years 1998 through 2001 and $80.0 million in 2002.

     On October 16, 1996, the Company completed an initial public offering (the "Offering") from which the Company received net proceeds of approximately $100 million, after deducting underwriting discounts and other expenses. In connection with the Offering, certain members of senior management and other employees of the Company exercised options to purchase approximately 4 million shares of common stock of the Company and sold those shares in the Offering, resulting in additional net proceeds to the Company of $14.2 million. The Company used the net proceeds of the Offering, together with the $400 million term loan under the new Credit Agreement and available cash from operations, to
(i) repurchase the remaining $450 million of 7% Cumulative Preferred Stock and pay accrued dividends, (ii) repay all the outstanding indebtedness under the Company's pre-existing credit facilities, which totalled $107.7 million and
(iii) pay fees and expenses incurred in connection with the Offering and the refinancing of the Company's indebtedness.

     During 1996, the Company repurchased approximately four shares of 7% Cumulative Preferred Stock at their stated value of $18.9 million and paid accumulated dividends of $105.3 million out of available cash from operations.

     The Company's principal source of liquidity both on a short-term and long-term basis is cash flow provided by operations, including customer progress payments and deposits on new aircraft orders. Occasionally, however, the Company may borrow against the Credit Agreement to supplement cash flow from operations. The Company believes that based upon its analysis of its consolidated financial position, its cash flow during the past 12 months and the expected results of operations in the future, operating cash flow and available borrowings under the Credit Agreement will be adequate to fund operations, capital expenditures and debt service for at least the next 12 months. The Company intends to repay its remaining indebtedness primarily with cash flow from operations. There can be no assurance, however, that future industry specific developments or general economic trends will not adversely affect the Company's operations or its ability to meet its cash requirements.


                                                                      ----------
                                                                              23

     In connection with orders for 28 Gulfstream V aircraft included in backlog, the Company has offered customers trade-in options (which may or may not be exercised) under which the Company will accept trade-in aircraft, primarily Gulfstream IVs and Gulfstream IV-SPs, at a guaranteed minimum trade-in price. In light of the current market for pre-owned Gulfstream aircraft, management believes that the fair market value of such aircraft exceeds the specified trade-in values. As such, Gulfstream does not believe the existence of such commitments will have a material adverse effect on its results of operations, cash flow or financial position.

     The Company is currently engaged in the monitoring and clean up of certain ground water at its Savannah facility under the oversight of the Georgia Department of Natural Resources. Expenses incurred for clean up have not been significant. The Company received in 1992, at its Long Beach facility, two inquiries from the U.S. Environmental Protection Agency and in 1991, at its Oklahoma facility, a soil contamination inquiry. The Company believes other aspects of the Savannah facility, as well as other Gulfstream properties, are being carefully monitored and are in substantial compliance with current federal, state and local environmental regulations. The Company believes the liabilities, if any, that will result from the above environmental matters will not have a material adverse effect on its financial statements.

     On October 10, 1996, the Company reached an agreement in principle with the Pension Benefit Guaranty Corporation (the "PBGC") concerning funding of the Company's defined benefit pension plans. Pursuant to this agreement, the Company contributed an additional $20.0 million in 1996 and has agreed to contribute a total of $25.0 million annually from 1997 through 2000 to its pension plans, which payments are expected to result in such plans being fully funded. The payments to be made under this agreement were already part of the Company's overall financial planning, and therefore, are not expected to have a material adverse effect on the Company's financial statements.

     The Company is involved in a tax audit by the Internal Revenue Service covering the years ended December 31, 1991 and 1990. The revenue agent's report includes several proposed adjustments involving the deductibility of certain compensation expense, items relating to the initial capitalization of the Company, as well as the allocation of the original purchase price for the acquisition by the Company of the Gulfstream business, including the treatment of advance payments with respect to and the cost of aircraft that were in backlog at the time of the acquisition, and the amortization of amounts allocated to intangible assets. The Company believes that the ultimate resolution of these issues will not have a material adverse effect on its financial statements because the financial statements already reflect what the Company currently believes is the expected loss of benefit arising from the resolution of these issues.

Contractual Backlog

     At December 31, 1996, the Company had a firm contract backlog of approximately $3.1 billion, representing a total of 67 contracts for Gulfstream Vs and 27 contracts for Gulfstream IV-SPs, compared with $1.9 billion at the end of 1995, representing a total of 50 contracts for Gulfstream Vs and 7 contracts for Gulfstream IV-SPs. The Company includes an order in backlog only if the Company has entered into a purchase contract (with no contingencies) with the customer and has received a significant (generally non-refundable) deposit from the customer. Typically, the Company begins taking orders and building backlog two to three years prior to beginning production of a new aircraft model such as the Gulfstream V and receives a significant number of orders prior to delivering its initial aircraft in a program. In total, approximately 55% of the Company's contractual backlog is scheduled for delivery beyond 1997.

 [The following table was represented as a bar graph in the printed material.]

                               Contractual Backlog
                              (Dollars in millions)
================================================================================
                         1994           1995           1996

                     $1,473.8       $1,938.3       $3,104.0

     The Company continually monitors the condition of its backlog and believes, based on the nature of its customers and its historical experience, that there will not be a significant number of cancellations. However, to the extent that there is a lengthy period of time between a customer's aircraft order and its delivery date, there may be increased uncertainty as to changes in business and economic conditions which may affect customer cancellations.

Foreign Exchange

     The Company does not have any significant assets located outside the United States. All the Company's sales and contracts have historically been and currently are denominated in U.S. dollars and, as a result, are not subject to changes in exchange rates. In addition, substantially all of the Company's material purchases are currently denominated in U.S. dollars.

Inflation

     The Company continually attempts to minimize any effect of inflation on earnings by controlling its operating costs and selling prices. During the past few years, the rate of inflation has been low and has not had a significant impact on the results of the Company's operations.


                                                                      ----------
                                                                              24

     A significant portion of the Company's Gulfstream V contracts contain an adjustment in the purchase price to account for inflation. Such adjustments are generally capped at an aggregate of 3% per year. These adjustments are intended to minimize the Company's cost risk associated with the small portion of material contracts which are not under long-term agreements.

Forward-Looking Information Is Subject To Risk And Uncertainty

     Certain statements contained in this Annual Report to Stockholders contain "forward-looking" information that involves risk and uncertainty, including, but not limited to, statements regarding expected future deliveries and expenditures. Actual future results and trends may differ materially depending on a variety of factors. For discussion of these factors, see Exhibit 99, Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995, included as part of the Company's Form 10-Q filed for the quarterly period ended September 30, 1996.

Quarterly Results

     The following table sets forth the unaudited consolidated statement of operating data for each quarter of 1996, 1995 and 1994. This quarterly information has been prepared on the same basis as annual consolidated financial statements and, in the opinion of management, reflects all adjustments (consisting only of adjustments of a normal recurring nature) necessary to state fairly the information set forth therein.

     Since revenues from sales of new aircraft are recorded when deliveries of green aircraft are made and revenues from completion services are recorded when completed aircraft are delivered to the customer, the Company's revenues can vary significantly from quarter to quarter depending upon the timing of the deliveries. The operating results for any quarter are not indicative of results for any future period.

                                                           1996 (1)
                                          --------------------------------------
                                             First    Second     Third    Fourth
================================================================================
(In thousands, except deliveries data)
Net revenues                              $215,063  $243,609  $283,834  $321,207
Gross profit                                46,791    57,040    61,339    59,289
Income from operations                       6,317     8,615    16,819    18,518
Net income                                   6,077     9,282    17,247    14,359
Aircraft deliveries (in units):
   Gulfstream IV-SP (green)                      5         6         9         4
   Gulfstream V (green)                         --        --        --         3
   Completion                                    6         6         5        10
   Pre-owned aircraft                            3         4         3         6

                                                            1995
                                          --------------------------------------
                                             First    Second     Third    Fourth
================================================================================
(In thousands, except deliveries data)
Net revenues                              $172,564  $302,320  $239,420  $327,210
Gross profit                                39,072    57,790    44,207    64,898
Income (loss) from operations               (1,301)   17,659     5,172    20,560
Net income (loss)                           (5,569)   13,408     2,118    18,937
Aircraft deliveries (in units):
   Gulfstream IV-SP (green)                      5         9         5         7
   Completion                                    3         4         8        14
   Pre-owned aircraft                            3         6         5         7

                                                            1994
                                          --------------------------------------
                                             First    Second     Third    Fourth
================================================================================
(In thousands, except deliveries data)
Net revenues                              $128,283  $235,502  $141,795  $396,058
Gross profit                                26,840    34,132    35,831    94,281
Income (loss) from operations               (4,491)      169    (3,567)   51,772
Net income (loss)                           (8,922)   (4,528)   (8,944)   45,958
Aircraft deliveries (in units):
   Gulfstream IV-SP (green)                      2         5         2        13
   Completion                                    6         4         7         9
   Pre-owned aircraft                            2         8         2         5
----------
(1) Non-cash compensation expense of $100,000, $5.1 million, $1.5 million and $500,000 was recorded in each of the 1996 quarters, respectively, related to the issuance of options to purchase common stock. See Note 10 to the consolidated financial statements.


                                                                      ----------
                                                                              25

Consolidated Balance Sheets

GULFSTREAM AEROSPACE CORPORATION

                                                               December 31,
                                                        ------------------------
                                                            1996         1995
================================================================================
(In thousands, except for share amounts)
Assets
Cash and cash equivalents                               $   233,172   $ 223,312
Accounts receivable (less allowance for doubtful
  accounts: $3,243 and $3,437)                              137,342      82,613
Inventories                                                 655,237     393,125
Prepaids and other assets                                     7,915       2,362
                                                        -----------   ---------
   Total current assets                                   1,033,666     701,412
Property and equipment, net                                 126,503     127,151
Tooling                                                      47,677      46,412
Goodwill, net of accumulated
  amortization: $7,322 and $6,244                            35,799      36,877
Other intangible assets, net                                 55,556      60,628
Other assets and deferred charges                            14,014       8,773
                                                        -----------   ---------

Total Assets                                            $ 1,313,215   $ 981,253
                                                        ===========   =========

Liabilities and Stockholders' Equity
Current portion of long-term debt                       $    20,000   $  53,065
Accounts payable                                            129,410      58,191
Accrued liabilities                                         111,243      79,911
Customer deposits--current portion                          634,922     153,269
                                                        -----------   ---------
   Total current liabilities                                895,575     344,436
Long-term debt                                              380,000      93,266
Accrued postretirement benefit cost                         108,705     102,021
Customer deposits--long-term                                109,037     158,325
Other long-term liabilities                                   8,709      65,665
Commitments and contingencies
Stockholders' equity
   Preferred stock; Series A, 7% Cumulative;
     $.01 par value; 20,000,000 shares authorized;
     no shares outstanding in 1996 and 100 shares
     issued in 1995                                              --     468,938
   Common stock; $.01 par value; 300,000,000
      shares authorized; 85,890,212 shares
      issued in 1996 and 77,362,516 shares
      issued in 1995                                            859         523
Additional paid-in capital                                  333,686     210,631
Accumulated deficit                                        (468,971)   (410,613)
Minimum pension liability                                    (1,464)     (1,450)
Unamortized stock plan expense                               (2,432)         --
Less: Treasury stock: 11,978,439 shares in
  1996 and 1995                                             (50,489)    (50,489)
                                                        -----------   ---------
   Total stockholders' equity                              (188,811)    217,540
                                                        -----------   ---------

Total Liabilities and Stockholders' Equity              $ 1,313,215   $ 981,253
                                                        ===========   =========

See notes to consolidated financial statements


                                                                      ----------
                                                                              26

Consolidated Statements of Income

GULFSTREAM AEROSPACE CORPORATION

                                                            Year ended December 31,
                                                     -------------------------------------
                                                          1996         1995         1994
==========================================================================================
(In thousands, except per share amounts)
Net revenues                                         $ 1,063,713   $ 1,041,514   $ 901,638
Cost and expenses
   Cost of sales                                         839,254       835,547     710,554
   Selling and administrative                             99,452        93,239      82,180
   Stock option compensation expense                       7,186            --          --
   Research and development                               58,118        63,098      57,438
   Amortization of intangibles and deferred charges        9,434         7,540       7,583
                                                     -----------   -----------   ---------
      Total costs and expenses                         1,013,444       999,424     857,755
                                                     -----------   -----------   ---------
Income from operations                                    50,269        42,090      43,883
Interest income                                           14,605         5,508         367
Interest expense                                         (17,909)      (18,704)    (20,686)
                                                     -----------   -----------   ---------
Net income                                           $    46,965   $    28,894   $  23,564
                                                     ===========   ===========   =========
Earnings per share:
   Net income per share                              $       .60   $       .37         N/A
                                                     ===========   ===========
Weighted average common and common equivalent
   shares outstanding                                     78,535        78,535         N/A
                                                     ===========   ===========

See notes to consolidated financial statements


                                                                      ----------
                                                                              27

Consolidated Statements of Stockholders' Equity

GULFSTREAM AEROSPACE CORPORATION

                                                          Additional                  Minimum  Unamortized                   Total
                                     Preferred  Common       Paid-In   Accumulated    Pension   Stock Plan   Treasury  Stockholders'
                                         Stock   Stock       Capital       Deficit  Liability      Expense    Stock         Equity
------------------------------------------------------------------------------------------------------------------------------------
(in thousands)
Balance as of December 31, 1993     $  468,938   $523       $210,621    $(463,071)  $(2,127)    $    --     $(50,489)   $ 164,395
Net income for fiscal 1994                                                 23,564                                          23,564
Minimum pension liability changes                                                       991                                   991
------------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1994        468,938    523        210,621     (439,507)   (1,136)                 (50,489)     188,950
Net income for fiscal 1995                                                 28,894                                          28,894
Exercise of common stock options                                  10                                                           10
Minimum pension liability changes                                                      (314)                                 (314)
------------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1995        468,938    523        210,631     (410,613)   (1,450)                 (50,489)     217,540
Net income for fiscal 1996                                                 46,965                                          46,965
Repurchase of preferred stock         (468,938)                                                                          (468,938)
Dividends paid on preferred stock                                        (105,323)                                       (105,323)
Issuance of compensatory
   common stock options                                        9,618                             (9,618)                       --
Amortization of stock plan expense                                                                7,186                     7,186
Conversion of common stock                         (8)             8                                                           --
Stock Split of 1.5 for 1                          258           (258)                                                          --
Common stock offering,
   net of expenses                                 46         99,557                                                       99,603
Exercise of common stock options                   40         14,130                                                       14,170
Minimum pension liability changes                                                       (14)                                  (14)
------------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1996     $       --   $859       $333,686    $(468,971)  $(1,464)    $(2,432)     $(50,489)  $(188,811)
------------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements


                                                                      ----------

Consolidated Statements of Cash Flows

GULFSTREAM AEROSPACE CORPORATION

                                                          Year ended December 31,
                                                    ----------------------------------
                                                       1996        1995         1994
======================================================================================
(In thousands)

Cash Flows from Operating Activities
Net income                                          $  46,965   $  28,894   $  23,564
Adjustments to reconcile net income to net
  cash provided by operating activities:
   Depreciation and amortization                       26,910      23,094      24,151
   Postretirement benefit cost                          6,684       6,395       6,624
   Provision for loss on pre-owned aircraft             1,000       2,050         208
   Non-cash stock option compensation expense           7,186
   Other, net                                             417       2,277         453
   Change in assets and liabilities:
      Accounts receivable                             (55,029)     91,817     (84,613)
      Inventories                                    (263,112)   (105,844)    155,009
      Prepaids, other assets, and deferred charges     (5,578)      1,368       1,131
      Notes payable                                                           (29,682)
      Accounts payable and accrued liabilities        102,551      11,975     (30,204)
      Customer deposits                               432,365     217,934      (3,109)
      Other long-term liabilities                     (56,956)      2,412       5,506
                                                    ---------   ---------   ---------
Net Cash Provided by Operating Activities             243,403     282,372      69,038

Cash Flows from Investing Activities
Expenditures for property and equipment               (16,167)    (25,186)     (9,946)
Dispositions of property and equipment                     28          18         447
Expenditures for tooling                               (2,085)    (25,693)    (17,265)
                                                    ---------   ---------   ---------
Net Cash Used in Investing Activities                 (18,224)    (50,861)    (26,764)

Cash Flows from Financing Activities
Proceeds from issuance of common stock                 99,603
Proceeds from exercise of common stock options         14,170          10
Repurchase of preferred stock                        (468,938)
Dividends paid on preferred stock                    (105,323)
Proceeds from issuance of long-term debt              400,000
Payment of financing costs                             (8,500)
Principal payments on long-term debt                 (146,331)    (31,814)
Proceeds from revolving credit loans                                          432,000
Payments on revolving credit loans                                           (460,000)
                                                    ---------   ---------   ---------
Net Cash Used in Financing Activities                (215,319)    (31,804)    (28,000)
                                                    ---------   ---------   ---------
Increase in cash and cash equivalents                   9,860     199,707      14,274
Cash and cash equivalents, beginning of year          223,312      23,605       9,331
                                                    ---------   ---------   ---------
Cash and cash equivalents, end of year              $ 233,172   $ 223,312   $  23,605
                                                    =========   =========   =========

See notes to consolidated financial statements


                                                                      ----------
                                                                              29

Notes to Consolidated Financial Statements

GULFSTREAM AEROSPACE CORPORATION

NOTE 1 Summary of Significant Accounting Policies

     Business

     The Company is primarily engaged in the design, development, production, and sale of large business jet aircraft. The Company is also engaged in a number of related businesses, including: product support and services for customer-owned aircraft, which include maintenance services and replacement parts for the Company's worldwide fleet; aircraft completion services, which involve the installation of customized interiors and optional avionics as well as exterior painting; and the sale of pre-owned aircraft. The majority of the Company's aircraft are sold to domestic and multinational corporations and domestic and foreign governments.

     Basis of Presentation

     The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany transactions and balances have been eliminated.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions and estimates that directly affect the amounts reported in the consolidated financial statements. Significant estimates, for which changes in the near term are considered reasonably possible and that may have a material effect on the financial statements, are addressed in these notes to the consolidated financial statements.

     Revenue Recognition

     Contracts for new aircraft are segmented between the manufacture of the "green" aircraft (i.e., before exterior painting and installation of customer selected interiors and optional avionics) and its completion. Sales of new Gulfstream green aircraft are recorded as deliveries are made to the customer prior to the aircraft entering the completion process. With respect to completed aircraft, any costs, which are not significant, related to parts to be installed and services to be performed under the contract after the delivery of the aircraft, are included as cost of sales at the time of the sale of the new aircraft. Sales of all other products and services, including pre-owned aircraft, are recognized when delivered or the service is performed.

     Cash and Cash Equivalents

     Cash and cash equivalents consist of highly liquid financial instruments which have maturities of less than three months upon purchase. The Company places its temporary cash investments with high credit quality financial institutions.

     Inventories

     Inventories of work in process and finished goods for aircraft are stated at the lower of cost (based on estimated average unit costs of the number of units in a production lot) or market. Raw materials, material components of other work in process and substantially all purchased parts inventories are stated at the lower of cost (first-in, first-out method) or market. Pre-owned aircraft acquired in connection with the sale of new aircraft are recorded at the lower of the trade-in value or estimated net realizable value.

     Property and Equipment

     Property and equipment are stated at cost and depreciated by the straight-line method over their estimated useful lives ranging from 15 to 25 years for buildings and improvements and 4 to 12 years for all other property and equipment. The cost of maintenance and repairs is charged to operations as incurred; significant renewals and betterments are capitalized.

     Tooling

     Tooling is stated at cost and represents primarily production tooling relating to the Gulfstream V aircraft program. Tooling associated with the Gulfstream V is amortized to cost of sales on a unit basis over the first 200 units of the Gulfstream V program.

     Intangibles and Other Assets

     Goodwill is being amortized on a straight-line basis over 40 years. Other intangible assets consisting of aftermarket service and product support (i.e., customer lists) are being amortized on a straight-line basis over the expected useful lives which range from 10 to 21 years.

     The costs of obtaining bank financing have been included in other assets and deferred charges and are being amortized over the lives of the related bank borrowings.

     Research and Development

     Research and development expenses are charged directly to operations as incurred.

     Product Warranties

     Product warranty expense is recorded as aircraft are delivered based upon the estimated aggregate future warranty costs relating to the aircraft.

     Customer Deposits

     Substantially all customer deposits represent advance payments for new aircraft purchases. The deposits on aircraft that are expected to be delivered in the following year are classified as current in the accompanying consolidated balance sheets.


                                                                      ----------
                                                                              30

     Concentrations of Credit

     Financial instruments which may potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade and contract receivables. Approximately 34.0% of accounts receivable outstanding at December 31, 1996 is represented by a contract receivable associated with the sale of multiple aircraft to one customer. Generally, contract receivables are satisfied prior to delivery of the outfitted aircraft. In the normal course of business the Company performs ongoing credit evaluations of its customers' financial position, and for trade receivables generally requires no collateral from its customers. Overall, credit risk with respect to trade receivables are limited due to the Company's large number of customers and their dispersion across many industries and geographic regions.

     Income Taxes

     Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes as well as tax credit carryforwards and loss carryforwards. These deferred income taxes are measured by applying enacted tax rates in the years in which the differences are expected to reverse. A valuation allowance is provided against deferred tax assets in accordance with Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes (SFAS No. 109).

     Fair Value of Financial Instruments

     The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities reflected in the financial statements approximates fair value because of the short-term nature of these instruments. Based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities, the Company estimates that the carrying value of its long-term debt approximates fair value.

     Impairment of Long-Lived Assets

     The Company periodically assesses the recoverability of assets based on its expectations of future profitability and undiscounted cash flow of the related operations and, when circumstances dictate, adjusts the carrying value of the asset. These factors, along with management's plans with respect to the operations, are considered in assessing the recoverability of goodwill, other purchased intangibles and property and equipment.

     Stock Options

     Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation (SFAS No. 123) defines a fair value based method of accounting for an employee stock option or similar equity instrument. This statement gives entities a choice of recognizing related compensation expense by adopting the new fair value method or of continuing to measure compensation using the intrinsic value approach under Accounting Principles Board (APB) Opinion No. 25. The Company has elected to continue using the measurement method prescribed by APB Opinion No. 25, and accordingly, this pronouncement did not affect the Company's financial position or results of operations.

     Net Income per Share

     Net income per share is based on historical unadjusted net income divided by pro forma weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of the Company's stock issuable upon exercise of common stock options determined using the treasury stock method. All common stock options granted by the Company prior to the Company's Offering (See Note 10) and the shares issued in the Company's Offering have been included in the calculation of pro forma common and common equivalent shares outstanding as if they were outstanding for all periods presented. Also, all per share data included in the consolidated financial statements give retroactive effect to the Recapitalization (see Note 10).

NOTE 2 Inventories

     Inventories consisted of the following at:

                                                              December 31,
                                                      --------------------------
                                                          1996              1995
================================================================================
(In thousands)
Finished goods                                        $     --          $ 17,996
Work in process                                        355,198           173,756
Raw materials                                          108,041            75,768
Vendor progress payments                               104,318            67,855
Pre-owned aircraft                                      87,680            57,750
                                                      --------          --------
                                                      $655,237          $393,125
                                                      ========          ========

NOTE 3 Property and Equipment

     The major categories of property and equipment consisted of the following at:

                                                              December 31,
                                                    ----------------------------
                                                         1996              1995
================================================================================
(In thousands)
Land                                                $   4,109         $   4,109
Buildings and improvements                             96,201            78,445
Machinery and equipment                               107,428            97,405
Furniture and fixtures                                 10,451             9,729
Construction in progress                                1,826            14,862
                                                    ---------         ---------
Total                                                 220,015           204,550
Less accumulated depreciation                         (93,512)          (77,399)
                                                    ---------         ---------
                                                    $ 126,503         $ 127,151
                                                    =========         =========


                                                                      ----------
                                                                              31

NOTE 4 Other Intangible Assets

     Other intangible assets were comprised of the following at:

                                                               December 31,
                                                      --------------------------
                                                          1996             1995
================================================================================
(In thousands)
Aftermarket--service center                           $ 15,000         $ 15,000
Aftermarket--product support                            75,000           75,000
Total                                                   90,000           90,000
Less accumulated amortization                          (34,444)         (29,372)
                                                      $ 55,556         $ 60,628

NOTE 5 Accrued Liabilities

     Accrued liabilities were comprised of the following at:

                                                                  December 31,
                                                           ---------------------
                                                               1996         1995
================================================================================
(In thousands)
Employee compensation and benefits                         $ 47,424      $18,732
Deferred income                                              18,758       19,945
Accrued warranty                                             11,644        9,637
Uncompleted work on delivered aircraft                        8,737       12,655
Other                                                        24,680       18,942
                                                           $111,243      $79,911

NOTE 6 Long-term Debt

     Long-term debt consisted of the following at:

                                                             December 31,
                                                  ------------------------------
                                                       1996                 1995
================================================================================
(In thousands)
Term loans                                        $ 400,000           $ 146,331
Less current portion                                (20,000)            (53,065)
                                                  $ 380,000           $  93,266

     On October 16, 1996, the Company entered into a new long-term credit agreement under which the lenders, who are parties to the credit agreement, made available to the Company a $400 million term loan facility and a $250 million revolving credit facility. A portion of the revolving credit facility, in an amount not to exceed $150 million, may be used (to the extent available) for standby and commercial letters of credit and up to $200 million of the revolving credit facility will be available to the Company for borrowings. Concurrently with entering into the credit agreement, the Company repaid all amounts outstanding under its pre-existing credit agreements totaling $107.7 million, and terminated such agreements.

     The term loan is repayable in consecutive quarterly installments commencing June 30, 1997 with a final maturity on September 30, 2002, in aggregate amounts for each of the following years as follows: 1997--$20.0 million; 1998 through 2001--$75.0 million; 2002--$80.0 million. The revolving credit facility expires September 30, 2002 with any outstanding amounts due on that date. The Company is required to pay commitment fees on the average daily unutilized portion of the term loan facility and the revolving credit facility, which fees were initially set at 0.375% per annum. The credit agreement permits the Company to choose either the Adjusted Base Rate (the "ABR") interest option which is based on the greater of the prime rate or the federal funds rate, or a Eurodollar rate (LIBOR), in each case, plus an applied margin. The interest rates and commitment fees are subject to change based on the Company's performance with respect to certain financial ratios set forth in the credit agreement.

     The credit agreement includes restrictions relating to, amongst other things, the amount of additional indebtedness, contingent obligations, liens, capital expenditures and dividends, and it requires the maintenance of certain financial ratios. In addition, under the credit agreement, certain changes in control of the Company would cause an event of default and the banks could declare all outstanding borrowings under the credit agreement immediately due and payable. None of the restrictions contained in the credit agreement are expected to have a significant effect on the ability of the Company to operate. As of December 31, 1996, the Company was in compliance with all financial and operating covenants under the credit agreement.

     The Company has pledged the common stock of certain of its subsidiaries as well as certain intercompany notes as collateral under the credit agreements, and the Company and certain of its subsidiaries have guaranteed repayment of amounts borrowed under the credit agreement.

     The available revolving credit commitment was $226.9 million at December 31, 1996. At December 31, 1996 and December 31, 1995, the Company had outstanding letters of credit totaling $23.1 million and $24.4 million, respectively.

     The effective interest rate on the Company's long-term debt at December 31, 1996 and 1995 was 7.44% and 8.42%, respectively. The Company paid interest of $12.9 million, $19.4 million and $19.0 million during the years 1996, 1995 and 1994, respectively.

NOTE 7 Income Taxes

     The tax effects of significant components of the Company's deferred income tax, liabilities and assets are as follows:

                                                              December 31,
                                                      --------------------------
                                                           1996            1995
================================================================================
(In thousands)
Deferred Tax Assets
Net operating loss carryforwards                      $  85,760       $  54,985
Postretirement benefits                                  40,873          37,381
Intangible assets                                        13,072          18,764
Pension and other benefits                                3,253           8,670
Other                                                    17,559          14,367
                                                      ---------       ---------
Total                                                   160,517         134,167
Less valuation allowance                               (145,490)       (124,843)
                                                      ---------       ---------
                                                         15,027           9,324
Deferred Tax Liability
Property and equipment, principally
   due to basis difference                              (15,027)         (9,324)
                                                      ---------       ---------
Net deferred tax asset                                $      --       $      --
                                                      =========       =========


                                                                      ----------
                                                                              32

     At December 31, 1996, the Company had available a net operating loss carryforward for regular federal income tax purposes of approximately $228 million which will expire beginning in 2006. Although the Company recorded net income during 1996, 1995 and 1994, no provision for income taxes was recorded, principally as a result of utilization of net operating loss carryforwards. The Company has recorded a full valuation allowance for its net deferred tax assets. In estimating the realizability of its net deferred tax assets, the Company considers both positive and negative evidence and gives greater weight to evidence that is objectively verifiable. Due to the Company's cumulative losses for federal income tax purposes, the Company currently believes that the realization of its net deferred tax assets is uncertain. The Company will continue to monitor the realizability of such deferred tax assets on a quarterly basis. In the event that the tax benefits related to the valuation allowance are realized, $28 million of such benefits related to the exercise of stock options would be credited to additional paid-in capital.

     The Company is involved in a tax audit by the Internal Revenue Service covering the years ended December 31, 1991 and 1990. The revenue agent's report includes several proposed adjustments involving the deductibility of certain compensation expense, items relating to the initial capitalization of the Company, the allocation of the original purchase price for the acquisition by the Company of the Gulfstream business, including the treatment of advance payments with respect to and the cost of aircraft that were in backlog at the time of the acquisition, and the amortization of amounts allocated to intangible assets. The Company believes that the ultimate resolution of these issues will not have a material adverse effect on its financial statements because the financial statements already reflect what the Company currently believes is the expected loss of benefit arising from the resolution of these issues.

NOTE 8 Leases

     The Company has various operating leases for both real and personal property including Company aircraft. Rental expense for 1996, 1995 and 1994 was $13.4 million, $14.9 million and $16.6 million, respectively. Future minimum lease payments for all noncancelable operating leases having a remaining term in excess of one year at December 31, 1996 aggregated approximately $50.2 million, and payments during the next five years are: 1997, $11.8 million; 1998, $11.4 million; 1999, $9.1 million; 2000, $4.4 million; and 2001, $3.3 million. The Company also receives sub-lease rental income under an operating lease, which the approximate annual future minimum sub-rentals are $2.5 million through November 1999.

NOTE 9 Employee Benefit Plans

     Pension Plans

     The Company maintains three noncontributory plans covering substantially all employees. Benefits paid to retirees are based primarily on age at retirement, years of credited service and compensation earned during employment. The Company's funding policy complies with the requirements of Federal law and regulations. The Company's total pension fund contributions were $34.4 million, $14.3 million and $9.8 million in 1996, 1995 and 1994, respectively. The Company's contributions are made to a master trust and invested in a diversified portfolio consisting primarily of equity and debt securities.

     The Company has recorded an additional minimum liability representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liability. The additional liability has been offset by intangible assets to the extent of previously unrecognized prior service cost. Amounts in excess of previously unrecognized prior service cost are recorded as a reduction of stockholders' equity of $1.5 million, $1.5 million and $1.1 million in 1996, 1995 and 1994, respectively.

     Net periodic pension cost was as follows:

                                                        December 31,
                                           -------------------------------------
                                               1996          1995          1994
================================================================================
(In thousands)
Service cost--benefits
   earned during
   the period                              $ 11,258      $  9,232      $ 10,210
Interest cost on projected
   benefit obligation                        14,966        13,158        12,533
Actual return on
   plan assets                              (14,431)      (15,937)       (5,384)
Net amortization
   and deferral                               1,794         5,570        (2,857)
                                           --------      --------      --------
                                           $ 13,587      $ 12,023      $ 14,502
                                           ========      ========      ========

     Actuarial assumptions used were:

                                                        December 31,
                                               ---------------------------------
                                               1996         1995         1994
================================================================================
Discount rate                                  8.00%        8.00%        8.50%
Rate of increase in future
   compensation levels                         4.75%        4.75%        5.00%
Long-term rate of return
   on plan assets                              9.50%        9.50%        9.00%

     The following table sets forth the funded status at December 31:

                                                           1996            1995
================================================================================
(In thousands)
Actuarial present value of benefits:
   Vested                                             $ 151,048       $ 136,922
   Nonvested                                             20,623          16,597
                                                      ---------       ---------
Accumulated benefit obligation                          171,671         153,519
                                                      ---------       ---------
Projected benefit obligation                            213,080         190,858
Plan assets at fair value                               163,598         136,582
                                                      ---------       ---------
Projected benefit obligation
   in excess of plan assets                              49,482          54,276
Unrecognized prior service cost                          (6,327)         (4,479)
Contributions                                           (14,446)            (97)
Unamortized loss resulting from
   changes in plan experience and
   actuarial assumptions                                 (9,137)         (9,269)
Adjustment required to recognize
   additional minimum liability                           3,612           1,511
                                                      ---------       ---------
Accrued pension cost                                  $  23,184       $  41,942
                                                      =========       =========


                                                                      ----------

     Other Postretirement Benefits

     In addition to pension benefits, the Company provides certain health care insurance benefits to retired Company employees and their dependents. The Company currently funds these plans on a pay-as-you-go basis. Substantially all of the Company's salaried employees and certain hourly employees become eligible for such benefits when they attain certain age and service requirements while employed by the Company.

     The status of the Company's unfunded postretirement benefit obligation is as follows at December 31:

                                                             1996           1995
================================================================================
(In thousands)
Accumulated postretirement
   benefit obligation
Retirees                                                 $ 29,577       $ 32,073
Fully eligible active
   plan participants                                        1,645          1,644
Active plan participants
   not fully eligible                                      51,394         46,090
                                                         --------       --------
Accumulated postretirement
   benefit obligation in excess
   of plan assets                                          82,616         79,807
Unrecognized prior service cost                             7,678          8,496
Unrecognized net loss                                      18,411         13,718
                                                         --------       --------
Accrued postretirement benefit cost                      $108,705       $102,021
                                                         ========       ========

     Net postretirement benefit cost included the following components:

                                                 1996         1995         1994
================================================================================
(In thousands)
Service cost--benefits
   attributed to service
   during the period                          $ 3,957      $ 3,795      $ 4,413
Interest cost of postretire-
   ment benefit obligation                      6,237        6,268        5,949
Other net amortization
   and deferral                                (1,261)      (1,139)        (952)
                                              $ 8,933      $ 8,924      $ 9,410

     The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8.0% in 1996, 8.0% in 1995 and 8.5% in 1994. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation pre-age 65 was 9.25% in 1996, 10.0% in 1995 and 10.75% in 1994, declining annually 0.75% to a rate of 5.5%; and for post-age 65 was 7.25% in 1996, 8.0% in 1995 and 8.75% in 1994, declining annually 0.75%
to a rate of 5.5%. If the health care cost trend rate assumptions were increased by 1.0%, the accumulated postretirement benefit obligation as of December 31, 1996 would be increased by 13.5%. The effect of this change on the sum of the service cost and interest cost components would be an increase of 14.7%.

     Investment Plan

     The Company sponsors a voluntary 401(k) investment plan designed to enhance existing retirement plans. The Company contributes amounts equal to 50.0% of the employee's contributions, up to a maximum of 4.0% of the employee's base salary. Total expense for the plan was $2.2 million, $2.1 million and $1.9 million for 1996, 1995 and 1994, respectively.

     Other Employee Benefits

     The Company has supplemental benefit plans covering certain key executives. These plans provide for benefits which supplement those provided by the Company's other retirement plans. The Supplemental Executive Retirement Plans are unfunded plans of deferred compensation for certain key executives. These supplemental plans are non-qualified and are being provided for by charges to operations sufficient to meet the projected benefit obligation. The Executive Insurance Plan provides additional death benefits to certain key executives. The Company acquired life insurance policies or annuity contracts to provide funding of the benefits. The costs for these plans are based on substantially the same actuarial methods and economic assumptions as those used for the defined benefit pension plans. The Company's expense for these plans was $1.1 million in 1996, $1.3 million in 1995 and $1.4 million in 1994. The accumulated benefit obligation related to these plans totaled approximately $4.5 million, $4.4 million and $4.1 million at December 31, 1996, 1995 and 1994, respectively, and is recorded in other long-term liabilities.

     The Company has an Incentive Compensation Plan administered by the Compensation Committee of the Board of Directors which provides for payment of cash awards to officers and key employees based upon achievement of specific goals by the Company and the participating employees. For the years ended 1996, 1995 and 1994 provisions of approximately $5.5 million, $4.5 million and $4.0 million, respectively, were charged against income related to the plan. Payouts are based entirely on achievement of financial and business objectives.

NOTE 10 Stockholders' Equity

     On October 16, 1996, the Company issued 4,559,100 shares of common stock, and selling stockholders sold 37,940,900 shares of common stock, in an initial public offering pursuant to the Securities Act of 1933 (the "Offering"). In connection and simultaneously with the closing of the Offering, the Company (a) effected a recapitalization plan (the "Recapitalization") which included (i) the repurchase of all of its outstanding 7% Series A Cumulative Preferred Stock for a purchase price of $450 million plus approximately $1.3 million of unpaid dividends, (ii) the exchange of all outstanding shares of Class A, Series A-2 and Class B common stock for Class A, Series A-1 common stock, (iii) the redesignation of all Class A, Series A-1 common stock into common stock, (iv) a 1.5-for-1 stock split of the common stock and (v) the restatement of the Company's certificate of incorporation to provide that the authorized capital stock of the Company consists of 300,000,000 shares of common stock, par value of $.01 per share, and 20,000,000 shares of Preferred Stock, par value of $.01 per share, and (b) issued 3,949,346 shares of common stock to certain option holders pursuant to existing option agreements, who subsequently sold those shares in the Offering.


                                                                      ----------
                                                                              34

     Stock Options

     Under a Stock Option Plan adopted by its stockholders effective March 20, 1990, the Company has granted options to purchase its common stock to certain Company employees, directors and advisors. Generally, options granted prior to July 1, 1994, vest 25.0% on date of issuance, 25.0% on the first anniversary of the date of issuance, and 25.0% annually thereafter. Generally, options granted on or after July 1, 1994, vest 33.3% on the first anniversary of the date of issuance, 33.3% on the second anniversary of the date of issuance and the last 33.3% on the third anniversary of the date of issuance. In addition, the Company has granted options to purchase its common stock to certain of its directors and advisors outside the Stock Option Plan with vesting periods ranging from immediately up to three years. Generally, such options expire ten years from date of grant. The Company recorded compensation expense of $7.2 million related to stock option grants during the year ended December 31, 1996. At December 31, 1996, approximately 5,100,000 shares of common stock were reserved for issuance under the Stock Option Plan.

     The Company has adopted the disclosure-only provisions of SFAS No. 123. Had compensation cost for the Company's stock options granted in 1996 and 1995 been determined based on the fair value at the grant dates for awards under those plans consistent with a method prescribed in SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                            1996           1995
================================================================================
(In thousands, except per share amounts)
Net income--As reported                                 $ 46,965       $ 28,894
            Pro forma                                     43,816         26,600
Earnings per share--As reported                         $    .60       $    .37
                    Pro forma                                .56            .34

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1996 and 1995, respectively: expected volatility of 36.02% for both years; risk-free interest rate of 6.27% and 6.67%; expected lives of 3 years for both years; and no dividend yield. At December 31, 1996, the range of exercise prices was $3.11 to $4.10 with a weighted average remaining exercise period of 6.9 years.

     A summary of the status of the Company's stock option plans as of December 31, 1996, 1995, and 1994, and changes during the years ending on those dates is presented below:

                                            1996                     1995                    1994
---------------------------------------------------------------------------------------------------------
                                               Weighted                 Weighted                 Weighted
                                                Average                  Average                  Average
                                               Exercise                 Exercise                 Exercise
Options                               Shares      Price        Shares      Price        Shares      Price
=========================================================================================================
Outstanding at beginning of year   8,635,323     $ 3.88     7,918,691     $ 3.83     4,027,019     $ 3.86
Granted                            1,020,000       4.10     1,740,000       4.10     3,946,313       3.80
Exercised                         (3,949,346)      3.88        (2,914)      3.51            --         --
Forfeited                            (32,948)      4.10    (1,020,454)      3.89       (54,641)      3.51
                                  ----------     ------    ----------     ------     ---------     ------
Outstanding at end of year         5,673,029     $ 3.91     8,635,323     $ 3.88     7,918,691     $ 3.83
                                  ==========     ======    ==========     ======     =========     ======
Options exercisable at year-end    3,817,582       3.80     5,630,948       3.81     4,064,807       3.77
Weighted average fair value
      of options granted during
      the year                             $13.53                     $4.10                 $3.51


                                                                      ----------
                                                                              35

     The Company had granted stock appreciation rights (SARs) to certain officers and key employees. During 1996, the Company recorded compensation expense related to SARs of approximately $0.4 million and terminated its agreements with the holders of the SARs. There were 22,312 SARs outstanding as of December 31, 1995, with a base price ranging from approximately $3 to $4.

NOTE 11 Related Party Transactions

     At December 31, 1996, certain partnerships formed by Forstmann Little & Co. ("Forstmann Little") owned approximately 42.5% of the Company's common stock.

     Under a usage agreement which ended in August 1996, the Company paid an affiliate of Forstmann Little for the use of a Gulfstream IV which was utilized as a demonstrator aircraft by the Company. Total expenses associated with this agreement were $1.6 million for 1996, and $2.3 million in each of 1995 and 1994. During 1994, the Company sold three aircraft totaling $58.6 million to two corporations whose presidents are directors of the Company and also sold a pre-owned Gulfstream II to an affiliate of Forstmann Little for $6.7 million. The Company also procures certain inventory items from another Forstmann Little affiliate engaged in the aircraft industry. Management believes all these transactions with related parties are on terms similar to those of other customers and vendors.

     In August 1996, the Company entered into agreements with the Company's Chairman pursuant to which the Company will provide the Chairman with the use of a Gulfstream V for a period of ten years. Until the Gulfstream V becomes available, the Company has made available to the Chairman a Gulfstream IV, which the Company received through an assumption of a lease from an affiliate of Forstmann Little. During January 1997, the Company exercised its early buy-out option under the lease and purchased the aircraft from the lessor, an international financial institution. The Chairman has agreed to pay the Company up to $1.0 million annually for non-company use of the aircraft. If the Chairman is no longer serving as a director or official of the Company, he has agreed to reimburse the Company $1,800 per hour for all use of the aircraft, or other such rate required so as not to exceed FAA regulatory requirements.

NOTE 12 Commitments and Contingencies

     In the normal course of business, lawsuits, claims and proceedings have been or may be instituted or asserted against the Company relating to various matters, including product liability. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company, management has made provision for all known probable losses related to lawsuits and claims and believes that the disposition of all matters which are pending or asserted will not have a material adverse effect on the financial statements of the Company.

     The Company is currently engaged in the monitoring and clean up of certain ground water at its Savannah facility under the oversight of the Georgia Department of Natural Resources. Expenses incurred for clean up have not been significant. The Company received in 1992, at its Long Beach facility, two inquiries from the U.S. Environmental Protection Agency and in 1991, at its Oklahoma facility, a soil contamination inquiry. The Company believes other aspects of the Savannah facility, as well as other Gulfstream properties, are being carefully monitored and are in substantial compliance with current federal, state and local environmental regulations. The Company believes the liabilities, if any, that will result from the above environmental matters will not have a material adverse effect on its financial statements.

     The Company has agreements with certain of its suppliers to procure major aircraft components such as engines, wings and avionics. The agreements vary in length from three to five years and generally provide for price and quantity of components to be supplied. In connection with the Gulfstream V program, the Company has entered into revenue sharing agreements with two suppliers. The terms of such agreements require the suppliers to design, manufacture and supply certain aircraft components in exchange for a fixed percentage of the revenues of each Gulfstream V sold. Progress payments under the revenue sharing agreements are generally required to be made on a pro rata basis concurrent with the associated deposits received on Gulfstream V contracts.

     In connection with orders for 28 Gulfstream V aircraft in the backlog, as of December 31, 1996 the Company has offered customers trade-in options (which may or may not be exercised by the customer) under which the Company will accept trade-in aircraft (primarily Gulfstream IVs and IV-SPs) at a guaranteed minimum trade-in price. Management believes that the fair market value of such aircraft exceeds the specified trade-in value. In connection with recorded sales of new aircraft, at December 31, 1996, the Company has agreed to accept pre-owned aircraft totaling $40.1 million.

     The Company purchases its major aircraft components from a limited number of suppliers. Although the Company purchases from a limited number of suppliers, management believes that there are other suppliers who could provide similar components on comparable terms without significant disruption of its production.

NOTE 13 Export Sales and Major Customers

     Foreign sales by geographical area consisted of the following at:

                                                        December 31,
                                        ----------------------------------------
                                            1996            1995            1994
================================================================================
(In thousands)
Latin America
   and Caribbean                        $103,706        $ 36,479        $ 28,337
Asia                                      88,101         102,990          64,630
Africa                                    73,155           6,773           5,977
Europe                                    24,764          51,330          22,201
Other                                        736          19,460           1,655
                                        --------        --------        --------
                                        $290,462        $217,032        $122,800
                                        ========        ========        ========

     During 1996, aircraft sales and services provided to one customer comprised approximately 12.0% of the Company's net revenues.


                                                                      ----------
                                                                              36

Independent Auditors' Report


The Board of Directors and Stockholders of
Gulfstream Aerospace Corporation:

     We have audited the consolidated balance sheets of Gulfstream Aerospace Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Gulfstream Aerospace Corporation and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP
Atlanta, Georgia
January 31, 1997


                                                                      ----------
                                                                              37

GULFSTREAM AEROSPACE CORPORATION

     The management of Gulfstream Aerospace Corporation is responsible for the preparation and integrity of the consolidated financial statements of the Company. The financial statements and notes have been prepared by the Company in accordance with generally accepted accounting principles and, in the judgment of management, present fairly the Company's financial position and results of operations. The financial information contained elsewhere in this annual report is consistent with that in the financial statements. The financial statements and other financial information in this annual report include amounts that are based on management's best estimates and judgments and give due consideration to materiality.

     The Company maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

     The Company's independent auditors were engaged to perform an audit of the consolidated financial statements. This audit provides an objective outside review of management's responsibility to report operating results and financial condition. They review and perform tests, as appropriate, of the data included in the financial statements.

     The Board of Directors discharges its responsibility for the Company's financial statements primarily through its Audit Committee. The Audit Committee, comprised solely of outside directors, meets periodically and privately with the independent auditors and representatives from management to appraise the adequacy and effectiveness of control systems and quality of our financial accounting and reporting.


/s/ Chris A. Davis

Chris A. Davis
Executive Vice President and
Chief Financial Officer
January 31, 1997


                                                                      ----------
                                                                              38

                                [ADVERTISEMENT]

     The advertisement above is one in a series of three ads,depicting the spirit of Gulfstream, which ran in the business press during 1996.


                                                                      ----------
                                                                              39

Corporate Information


                          ------------------------------------------------------
                          Corporate Offices
                          Gulfstream Aerospace Corporation
                          500 Gulfstream Road
                          Savannah, Georgia 31402-2206
                          (912) 965-3000


                          ------------------------------------------------------
                          Annual Meeting
                          9:30 a.m.
                          May 14, 1997
                          St. Regis Hotel
                          Two East 55th Street
                          New York, New York 10022


                          ------------------------------------------------------
                          Transfer Agent and Registrar
                          Chase Mellon Shareholder Services, L.L.C.
                          450 West 33rd Street
                          New York, New York 10001


                          ------------------------------------------------------
                          Stock Listing
                          New York Stock Exchange
                          Symbol "GAC"


                          ------------------------------------------------------
                          Independent Accountants
                          Deloitte & Touche LLP
                          100 Peachtree Street
                          Atlanta, Georgia 30303-1943


                          ------------------------------------------------------
                          Financial Information
                          Copies of Gulfstream's annual report
                          and Form 10-K submitted to the
                          Securities and Exchange Commission
                          may be obtained by written request to:
                          Investor Relations
                          Mail Stop B-03, PO Box 2206
                          Savannah, Georgia 31402-2206

                                                                      ----------
                                                                              40