Form 10-K, Exhibit 13
period 1997-12-31
GULFSTREAM AEROSPACE CORP
filed 1998-03-27
CIK 715355

[COVER]

                                                                 Exhibit 13.1
                            Gulfstream
                      Exceeding Expectations

                            [Picture]

1997 Annual Report


Exceeding Expectations


     Two simple, but powerful words which act as a common thread uniting the nearly 5,800 employees of Gulfstream Aerospace Corporation.


     Incorporating this theme into all that we do has resulted in Gulfstream setting the standard for business aviation through excellence in product, service and financial return.  By continuing to do so, we will remain the leader in large cabin business aviation far into the future.


On the Front Cover

     Nearly twice the size of the windows on other corporate jets,


     Gulfstream's signature oval windows offer exceptional interior lighting, panoramic views and enhance the already spacious cabin's appeal.

GULFSTREAM AEROSPACE CORPORATION

Financial Highlights

                                                                                          December 31,
                                                                                 -------------------------------
                                                                                      1997       1996       1995
-------------------------------------------------------------------------------  ---------  ---------  ---------
(Dollars in millions, except per share amounts and units)

Aircraft Deliveries............................................................         51         27         26

Net Revenues...................................................................  $ 1,903.5  $ 1,063.7  $ 1,041.5

Net Income.....................................................................  $   243.0  $    47.0  $    28.9

Earnings per Share (EPS)*......................................................  $    3.12  $    0.60  $    0.37

Pro Forma Fully Taxed EPS*.....................................................  $    1.68  $    0.37  $    0.23

Contractual Backlog............................................................  $ 2,782.1  $ 3,104.0  $ 1,938.3





                                   [BAR GRAPH]




*   Diluted EPS, see notes to the Consolidated Financial Statements.

TABLE OF CONTENTS
-----------------

LETTER TO SHAREHOLDERS                                              2

GULFSTREAM V                                                        7

GULFSTREAM IV-SP                                                   11

GULFSTREAM SHARES                                                  12

MANUFACTURING                                                      13

CUSTOMIZED INTERIORS                                               15

AIRCRAFT SERVICES                                                  16

BOARD OF DIRECTORS                                                 18

1997 FINANCIAL REVIEW                                              19

CORPORATE INFORMATION                                              42

COLLIER TROPHY                                                     43

DEAR SHAREHOLDERS

          As Gulfstream enters its fortieth year as the world's leading business aviation company, we are pleased to report that the Company's strong momentum continues. We met or exceeded all of our key operating and financial goals in 1997 and are positioned for significant growth going forward. Demand for our products remains strong as evidenced by the Company's backlog which totaled 88 aircraft valued at $2.8 billion at the end of 1997. Our production expansion plans are ahead of schedule and we are continuing to invest in new services and technology to position Gulfstream for the 21st century.

     1997: Delivering On Our Promises

          For 1997, Gulfstream reported record revenues and earnings. Revenues increased nearly 80 percent over 1996 to $1.9 billion and earnings per share increased almost five-fold to $3.12 or $1.68 on a pro forma fully taxed basis. Net income was $243 million and we ended the year with a cash balance of $306 million.

          The Gulfstream V,-Registered Trademark- the world's only ultra-long range business jet in service, received final FAA certification in April and has already set 47 world and national records. The Gulfstream V has met or exceeded all performance specifications and customer reaction continues to be extremely positive. With a significant first-to-market advantage over the competition, we had taken 81 orders through December 31 and, in 1997, we delivered 29 Gulfstream Vs as planned.

          In a fitting tribute to the remarkable achievement of the Gulfstream V, Gulfstream and the Gulfstream V Industry Team received aviation's most prestigious award, the 1997 Robert J. Collier Trophy. Presented annually by the National Aeronautics Association, this award recognized Gulfstream for the successful application of advanced design, efficient manufacturing techniques and innovative international business partnerships, to place into customer service the Gulfstream V - the world's first ultra-long range business jet.

          Demand also remains strong for the Gulfstream IV-SP-Registered Trademark-. This outstanding aircraft has dominated the large cabin business jet category since its introduction. Its success continued as we ended the year with 43 aircraft in backlog and delivered the 327th Gulfstream IV/IV-SP.

                                    Aircraft on runway
                                    Mechanic working on landing gear
                                    Aircraft on tarmac


                                [Picture]

          In total, we received firm orders for 46 new aircraft in 1997. Our customer base continues to be predominately Fortune 500 companies with nearly 80 percent of our backlog held by North American corporations and the Gulfstream Shares-Registered Trademark- program. In addition, we are continuing to enhance our network of international sales and service offices to support our growing business worldwide.

          The strong backlog and demand for Gulfstream products has led to an expansion of the Company's manufacturing and completion capacity. In 1997, in support of our announced production goal of 60 aircraft per year by 1999, we initiated cross-functional teams focused on quality and efficiency in product design, manufacturing and interior completion. As a result, we ended the year ahead of our initial production plans and delivered 51 new aircraft in 1997. We are now targeting production in excess of 60 aircraft for 1999.

     Setting The Stage For Future Growth

          Looking forward, we are investing for continued revenue and earnings growth. For 1998, we are targeting nearly a 70 percent increase in fully taxed earnings per share to $2.85 as we ramp up production, reduce costs and continue to expand the products and services offered under the Gulfstream brand.

          The Company is investing $35 million over 1997 and 1998 to support the targeted increase in our manufacturing and completion capabilities. These investments, along with our quality teams, are driving cost efficiencies ahead of our original forecast and we are on track to realize continued improvements in margins in 1998 and beyond. In our completions business, we are improving our processes while maintaining the quality craftsmanship and reliability which distinguish Gulfstream aircraft. We now provide aircraft interiors for nearly every aircraft we sell, up from 70 percent at the beginning of the decade.

          Anticipating and effectively meeting the aviation transportation needs of corporations, governments and leaders worldwide is a hallmark of Gulfstream's success. Gulfstream Shares and Gulfstream Financial Services Corporation (GFSC) are both examples of the Company's efforts to meet the changing needs of its customers. The Gulfstream Shares program has exceeded our initial expectations for market expansion by providing new customers the benefits of Gulfstream ownership at a fraction of the cost and by offering existing customers a cost effective means of expanding their aircraft fleet. In the U.S., 29 aircraft are either in service or under contract for the Gulfstream Shares program.

                                          GIV-SP flying
                                          Green aircraft in production
                                          GIV-SP flying


                          [Picture]

                         [Picture]


                                          Gulfstream Management Committee

     Our announced expansion of this program into the Middle East positions us for continued growth to other strategic areas of the world, including the Far East.

          Gulfstream Financial Services Corporation also positions the Company for future growth by making it easier to finance the purchase of Gulfstream aircraft. Today, GFSC has a portfolio of 27 aircraft, valued at $580 million, which have been financed through private label relationships. In 1997, GFSC provided financing for over $300 million of our products.

          We are also exploring new opportunities to complement our existing portfolio of products and services. These include comprehensive maintenance programs, aircraft management services and short-term operating lease capabilities.

          1997 was a very strong year for Gulfstream, one in which we exceeded customer and shareholder expectations in all key areas of our business. We are proud of our accomplishments and of the nearly 5,800 Gulfstream employees who contributed to the Company's outstanding performance. We also want to thank our suppliers, customers, partners and investors for their continued support.

          Going forward, we will continue to capitalize on our growth opportunities and enhance shareholder value. Our decision, in early 1998, to initiate a Common Stock Repurchase Program for up to $200 million supports our investment strategy and our firm belief that Gulfstream is well positioned for earnings growth in 1998 and beyond.

          We intend to continue our commitment to setting the standards for business aviation and exceeding the expectations of our customers and our shareholders.

     Sincerely,




                         /s/ THEODORE J. FORSTMANN
                         -------------------------
                         THEODORE J. FORSTMANN
                         Chairman of the Board
                         Chairman of the Management Committee

     /s/ W. W. BOISTURE        /s/ CHRIS A. DAVIS                   /s/ JAMES T. JOHNSON            /s/ BRYAN T. MOSS
     ------------------        ------------------                   --------------------            -----------------
     W.W. BOISTURE, JR.        CHRIS A. DAVIS                       JAMES T. JOHNSON                BRYAN T. MOSS
     Executive Vice President  Executive Vice President and         President and                   Vice Chairman
     Member of the             Chief Financial Officer              Chief Operating Officer         Member of the
     Management Committee      Member of the                        Member of the                   Management Committee
                               Management Committee                 Management Committee


     February 28, 1998

                              [Picture]


                               GV flying over water

                              [Picture]


                               (left to right/top to bottom)
                               Cockpit of GV
                               GV in flight
                               Interior of GV
                               GIV-SP at service center

Gulfstream V: A TRADITION OF EXCELLENCE

                          On April 11, 1997, Gulfstream introduced a new era
                      in the history of business aviation with the final FAA certification of the Gulfstream V, the world's first ultra-long range, large cabin business jet.

                          The Gulfstream V has already distinguished itself
                      as the premier business jet by meeting or exceeding all performance specifications as promised. The Gulfstream V has set 47 world and national records for nonstop distance, speed, time to climb, cruise altitude and payload.

                          As of December 31, 1997, Gulfstream had received 81
                      orders for the Gulfstream V. Twenty-nine Gulfstream Vs were delivered to customers in 1997, and at year end, the backlog for the Gulfstream V was 45 aircraft.

                     Advanced Technology Leads To Unmatched Performance

  As a confirmation       The Gulfstream V features the most sophisticated
  of its innovative technology available to support the rigorous demands of design and advanced intercontinental missions. From the unique engine technology, the design and highly advanced communications capabilities Gulfstream V was to the cabin that offers maximum passenger comfort and awarded the 1997 flexibility, the Gulfstream V continues the Gulfstream
  Robert J. Collier  legacy of innovation and high quality.
         Trophy for
       aeronautical       The Gulfstream V's ability to travel nonstop for
        achievement.  6,500 nautical miles at speeds up to Mach 0.885 sets the benchmark for world travel. For the first time, nonstop business travel between destinations such as New York and Tokyo, London and Beijing, Los Angeles and Moscow is routine. No other business jet in service can match the Gulfstream V's performance for distance.

                          Additionally, we designed the Gulfstream V to
                      provide maximum passenger and crew comfort and productivity. Featuring a spacious cabin with a 1,669 cubic foot interior, the Gulfstream V offers room for up to 19 passengers and more baggage capacity than any other corporate jet.

                          The Gulfstream V also features a 100 percent fresh
                      air ventilation system and maintains a constant cabin altitude pressure of 6,000 feet. Other corporate and commercial aircraft recirculate air, typically allowing less than 75 percent fresh air. Both of these features minimize the stress of long range travel by reducing passenger fatigue and offering a healthier travel environment.

                          The Gulfstream V's ability to cruise at 51,000
                      feet, well above commercial traffic and adverse weather, permits more direct routing and shorter time en route. In contrast, commercial airliners are required to fly at considerably lower altitudes (31,000 to 37,000 feet), leaving them susceptible to turbulent conditions and rerouting due to weather and traffic.

     Able to fly          Finally, the Gulfstream V offers significant
     comfortably      technical advancements, including an innovative
   above weather      aerodynamic design and an all new wing. Powered by twin
    and traffic,      BMW Rolls-Royce BR710 turbofan engines, developed
the Gulfstream V      especially for the Gulfstream V, the aircraft can take
    connects key      off under the most arduous conditions without fuel or
  cities such as      payload restrictions. This gives the Gulfstream V more
    New York and      travel flexibility than any other current or planned
      Tokyo, and      corporate jet. The Gulfstream V is able to land and
          remote      depart from thousands of airports worldwide, which
       locations      larger corporate jets are unable to access, including
      worldwide.      remote locations like Aspen, Bogota and Nairobi.

                          With these enhanced features, the Gulfstream V
                      offers a lower operating cost than other business jets in its class. Its excellent short runway


                                      [Picture]

                                         GV in flight
                                         Statue of Liberty and New York skyline
                                         GV flying over mountains
                      performance, advanced flight control systems, low noise and clean emissions, combined with unmatched stability and maneuverability make the Gulfstream V an aircraft with truly exceptional performance standards.

                     Superior Capabilities Meet Government
                     and Special Mission Requirements

                          In testimony to the Gulfstream V's exceptional
                      performance, the United States Air Force (USAF) selected the Gulfstream V to provide intercontinental transportation for senior government officials and dignitaries.

 The versatility          This builds on a long legacy of Gulfstream aircraft
 and exceptional      used for special missions and provides the opportunity
  performance of      for expansion to other governments worldwide. Over 130
the Gulfstream V      Gulfstream aircraft are currently in service with 38
     provides an      nations in a variety of roles such as photo
       effective      reconnaissance, maritime surveillance, medical
    platform for      evacuation, weather research and astronaut training.
 special mission
   applications.          The Gulfstream V was also chosen by Lockheed Martin
                      and Northrop Grumman as the aircraft platform for bids for the United Kingdom's Royal Air Force Airborne
                      Standoff Radar (ASTOR) program. The selection of the Gulfstream V by two of the ASTOR contenders underscores the flexibility and adaptability of this unique aircraft.

                                     [Picture]


                                      GV flying over water
                                      Mt. Fuji
                                      Frontview of GV in flight

                                       [Picture]

                                      GIV-SP on runway

GULFSTREAM IV-SP:
  THE WORLD'S BEST-SELLING
  LARGE CABIN BUSINESS AIRCRAFT

                         The Gulfstream IV-SP continues to dominate the long
                      range, large cabin market. The 327th Gulfstream IV/IV-SP was delivered in 1997 and worldwide demand for the aircraft remained strong with 39 new orders and 43 aircraft in backlog at December 31, 1997.

                         The Gulfstream IV-SP is the world's best selling
                      large cabin business jet with a record for technical performance, safety and reliability. The aircraft holds 67 flight records, has more than 850,000 flight hours and boasts a 99.4 percent reliability rate.

  Unprecedented          The Gulfstream IV-SP's range of 4,220 nautical miles
 demand for the       connects many major North American cities with most of
     Gulfstream       Western Europe, South America and Northern Africa. It
IV-SP continued       flies at 45,000 feet, maintaining a constant 6,500 foot
  in 1997 as we       cabin pressure and a 100 percent fresh air
received orders       environmental control system to maximize passenger
for 39 aircraft       comfort.
  and ended the
    year with a           Demand for pre-owned Gulfstream IV-SPs is also
 backlog of 43.       strong. Like their predecessors, Gulfstream IV-SPs
                      retain their value long after their depreciable life.

                     Rugged and Reliable, A Proven Platform For Special
                     Missions

                          The Gulfstream IV-SP's robust construction and
                      reputation for reliability allow the aircraft to be used for challenging special missions without sacrificing the Gulfstream performance advantage.

                          The Gulfstream IV-SP is used as a hurricane tracker
                      for the U.S. National Oceanic and Atmospheric Administration (NOAA) in Honolulu, Hawaii. With a cruising altitude of 45,000 feet, the Gulfstream IV-SP provides observation coverage at levels critical for defining weather systems in the upper atmosphere. The aircraft's extensive range allows NOAA to monitor and assess storm systems worldwide. Other key uses include special military missions and governmental use for VIP travel. The Gulfstream IV-SP's efficient short-field operations make it popular for medical evacuations.

GULFSTREAM SHARES:
   EXPANDING OWNERSHIP
   OPPORTUNITIES WORLDWIDE


                          Now in its fourth year, the Gulfstream Shares
                      program continues to successfully expand the market for Gulfstream aircraft. The program offers eighth, quarter and half shares in Gulfstream IV-SP aircraft and allows customers with more limited aviation requirements to own the world's most prestigious business jet. For the individual or corporation that has not previously operated aircraft, the Gulfstream Shares program provides the opportunity to realize the benefits of a Gulfstream at a fraction of the cost. The program has also become popular as a way to supplement the fleets of existing aircraft operators.

                          Growth of Gulfstream Shares, a joint program with
                      Executive Jet International (EJI), has exceeded
                      expectations. There are currently 15 Gulfstream Shares
                      aircraft in service today. In total, 27 Gulfstream
                      IV-SPs and two Gulfstream Vs have been ordered for the
                      Gulfstream Shares program. Of these, eleven were
                      ordered by EJI in 1997. Gulfstream sells the GIV-SPs
                      into the program and provides supporting technical
      The highly      services and maintenance, while EJI manages scheduling,
      successful      customer service and daily flight operations.
      Gulfstream
          Shares          The Gulfstream Shares program also provides an
program provides      opportunity to expand Gulfstream's presence worldwide.
  ownership of a      In 1997, Gulfstream announced the expansion of the
      Gulfstream      Gulfstream Shares program to the Middle East with a
   aircraft at a      commitment of 12 aircraft to the region. This
 fraction of the      represents the first step in creating a global
    cost and has      fractional ownership network. Gulfstream is also
   significantly      considering expanding the program into the Far East, as
    expanded the      well as including Gulfstream V aircraft.
  market for our
       products.



                                               GIV-SP over water
                                               San Francisco Golden Gate bridge
                                               Front view of GIV-SP in flight


                                       [Picture]

MANUFACTURING:
   MEETING THE CHALLENGES
   OF STRONG PRODUCT DEMAND

                          The strong demand for Gulfstream products and
                      services has challenged the Company to seek new ways of
      In 1997 we      improving delivery while maintaining the highest
     established      quality standards. For the first time in the Company's
          cross-      history, we are producing two Gulfstream models
      functional      simultaneously, the Gulfstream IV-SP and new ultra-long
  teams to focus      range Gulfstream V.
  on quality and
   efficiency in          By strategically redeploying resources and
  product design      increasing productivity, we made significant strides in
             and      1997 toward achieving our goal of producing 60 aircraft
  manufacturing.      by 1999 without having to add new manufacturing
  The Company is      facilities. In 1997, 51 aircraft (22 Gulfstream IV-SPs
  now positioned      and 29 Gulfstream Vs) were produced versus 27 in 1996
         to cost      (24 Gulfstream IV-SPs and three Gulfstream Vs). In
     effectively      June, the Company delivered its 1,000th aircraft,
      produce 60      continuing a tradition of leadership in aviation that
     aircraft by      spans forty years.
 1999, more than
 double the 1996          In 1997, cross-functional teams were initiated to
          level.      focus on quality and efficiency in product design,
                      manufacturing and interior completions. Capitalizing on the collective expertise of Gulfstream's highly skilled work force, we reduced final assembly production time for the Gulfstream V from 75 to 30 days in just over six months. At the same time, the manufacturing process was redesigned to allow Gulfstream the flexibility to change its annual product mix between Gulfstream IV-SPs and Gulfstream Vs depending upon customer demand.

                          As a result of these efficiencies and our focus on
                      quality, the Company expects to produce 58 aircraft in 1998 and in excess of 60 aircraft in 1999.

                                       [Picture]

                                       GIV-SP in flight
                                       Big Ben, London skyview
                                       GIV-SP over cityscape

                                         [Picture]

                                       Interior of GV

CUSTOMIZED INTERIORS:
   ENSURING THAT GULFSTREAM AIRCRAFT
   MEET CUSTOMER NEEDS


                          For many customers, the look and feel of the
                      aircraft interior and exterior are as important as the
                      aircraft's performance  specifications. Gulfstream
                      understands this and has built a reputation for
      Gulfstream      offering the finest quality craftsmanship available to
    continues to      meet its customers' demand for superior quality, both
       invest in      inside and outside the aircraft. Interiors designed for
  technology and      business customers include the most advanced
   capability to      communications technology to ensure that time spent
     provide the      traveling is as productive as time spent in the office.
 highest quality      Gulfstream has also certified configurations for
        and most      government and military applications which include
      productive      features such as oversized cargo doors, electronic and
 designs to meet      optical airborne surveillance equipment and advanced
    the needs of      medical technology.
  our customers.
           Today          In 1997, Gulfstream invested significant capital to
      Gulfstream      enhance its full-service design and completions
       completes      capabilities. A new design presentation center was
      nearly 100      unveiled at the Company's completion center in
  percent of its      Savannah, Georgia. Using advanced computer modeling,
        customer      Gulfstream designers can manipulate a variety of cabin
      interiors.      configurations and color schemes to match the
                      customer's exact needs and specifications. Gulfstream's newly installed video conferencing technology enables the customer to participate in the design process from anywhere in the world.

                          In addition, in 1997, the Company invested $8.5
                      million to build a state-of-the-art paint facility at its Long Beach, California location. The nearly 60,000 square foot facility gives Gulfstream the ability to paint up to 40 additional aircraft per year, doubling the Company's current paint capacity. The hangar, operating on a three shift, 24 hour a day basis, includes three individual bays which allow three aircraft to be worked on simultaneously. The new facility incorporates the latest technology in environmental air and water pollution control systems and exceeds current federal and state regulatory standards.

                          Gulfstream's customized completions business is an
                      important source of revenue. The Company now completes virtually 100 percent of customer interiors, up from 70 percent at the beginning of the decade.

AIRCRAFT SERVICES:
   PROVIDING VALUE AND SECURITY
   FOR CUSTOMERS WORLDWIDE


                      Manufacturing and completing the world's finest
                 business jets is only part of what makes Gulfstream a leader in its industry. Gulfstream customers also know that they can count on outstanding service and support wherever their travels may take them.

                      To support the Company's products, Gulfstream has built
                 a 24 hour a day, seven day a week network of service providers. In Savannah, Georgia, the Company's flagship service center covers more than four football fields and can house up to 22 aircraft. Gulfstream also operates Company-owned service centers in Brunswick, Georgia and Long
     Gulfstream Beach, California. Outside the U.S., Gulfstream customers continues to will find five additional Gulfstream Authorized Service expand our  Centers or Warranty Repair Facilities located on three worldwide  continents.
maintenance and
      technical      In 1997, Gulfstream introduced the first phase of an
        support on-line spare parts system. This enables Gulfstream services, operators to order spare parts from anywhere in the world providing through the Company's website (www.gulfstreamaircraft.com).
 customers easy Also in 1997, the Company launched ServiceCare for access 24 hours Gulfstream IV-SP customers. ServiceCare is the industry's a day. most comprehensive nose-to-tail, guaranteed hourly maintenance program. ServiceCare covers virtually every part, component, assembly and system on the aircraft, offering customers predictable operating costs and around the clock service.

                      With over 900 aircraft in the Gulfstream fleet
                 worldwide, managing the service needs of Gulfstream customers is a growing and profitable source



                                        Gulfstream employee manufacturing
                                        GV on tarmac
                                        Landing gear


                                [Picture]
                 of revenue. At year end, Gulfstream had approximately 60 percent service market share and is on track to achieve its goal of 65 percent share in 1998.


Comprehensive Training: Benefiting Customers
Through Partnerships

                      To ensure that customers take advantage of the full Gulfstream's capabilities of our aircraft, Gulfstream has formed focus is on long-term partnerships with FlightSafety International providing value (FSI) and SimuFlite Training International. Through these added products  partnerships Gulfstream offers its customers comprehensive and service  pilot and maintenance training. FSI maintains and operates offerings its training facilities which are co-located with which meet the Gulfstream operations in Savannah and Long Beach. In 1997, entire spectrum  FSI opened a new 65,000-square-foot learning center in of our Savannah which incorporates fully computerized, automated customers' training on all Gulfstream products. SimuFlite training aviation needs.  sessions are conducted at the Dallas-Ft. Worth
                  International Airport.

Aircraft Financing: Providing Customized Solutions
To Funding Aircraft Acquisitions

                      Gulfstream Financial Services Corporation (GFSC) makes
                  it easier to acquire Gulfstream aircraft by offering customers a variety of financing alternatives such as capital and operating leases, loans, tax advantaged leases, like-kind exchange options and Export-Import Bank support. In 1997, GFSC provided financing, through private label relationships, for over $300 million of our products.


Employee working
Open engine
Aircraft on tarmac
Tech rep working
on aircraft

                                [Picture]

Board of Directors

                           [Full page picture]



                                                                                          [Photo]                      [Photo]
BOARD OF DIRECTORS
                                                                                  ROBERT ANDERSON           CHARLOTTE L. BEERS
                                                                                Chairman Emeritus            Chairman Emeritus
                                                                           Rockwell International            Ogilvy and Mather
                                                                                                               Worldwide, Inc.


                     [Photo]                              [Photo]                         [Photo]                      [Photo]

         THOMAS D. BELL, JR.                   W.W. BOISTURE, JR.                  CHRIS A. DAVIS                LYNN FORESTER
                 President &             Executive Vice President      Executive Vice President &                  President &
     Chief Executive Officer     Gulfstream Aerospace Corporation         Chief Financial Officer      Chief Executive Officer
           Burson-Marsteller                                                 Gulfstream Aerospace      FirstMark Holdings, Inc.
                                                                                      Corporation

                     [Photo]                              [Photo]                         [Photo]                       [Photo]

       NICHOLAS C. FORSTMANN                THEODORE L. FORSTMANN               SANDRA J. HORBACH             JAMES T. JOHNSON
    Founding General Partner                             Chairman                 General Partner                  President &
      Forstmann Little & Co.     Gulfstream Aerospace Corporation          Forstmann Little & Co.      Chief Operating Officer
                                         Founding General Partner                                         Gulfstream Aerospace
                                           Forstmann Little & Co.                                                  Corporation


                     [Photo]                              [Photo]                         [Photo]                       [Photo]

          HENRY A. KISSINGER                           DREW LEWIS               MARK H. McCORMACK                 BRYAN T. MOSS
                    Chairman                    Former Chairman &           Chairman, President &                 Vice Chairman
  Kissinger Associates, Inc.              Chief Executive Officer         Chief Executive Officer          Gulfstream Aerospace
    Former U.S. Secretary of            Union Pacific Corporation  International Management Group                   Corporation
                       State


                      [Photo]                             [Photo]                         [Photo]                       [Photo]

             MICHAEL S. OVITZ                    ALLEN E. PAULSON                 ROGER S. PENSKE               COLIN L. POWELL
   Former Chairman & Co-Owner                   Chairman Emeritus                        Chairman           Chairman, America's
Creative Artists Agency, Inc.    Gulfstream Aerospace Corporation              Penske Corporation          Promise-The Alliance
                                                                                                                      for Youth
                                                                                                                Former Chairman
                                                                                                          Joint Chiefs of Staff


                      [Photo]                             [Photo]                         [Photo]                       [Photo]

              GERARD R. ROCHE                  DONALD H. RUMSFELD                GEORGE P. SHULTZ             ROBERT S. STRAUSS
                     Chairman                            Chairman           Former U.S. Secretary             Founder & Partner
   Heidrick & Struggles, Inc.               Gilead Sciences, Inc.                        of State          Akin, Gump, Strauss,
                                            Former U.S. Secretary                                                  Hauer & Feld
                                                       of Defense                                        Former U.S. Ambassador
                                                                                                                      to Russia



GULFSTREAM AEROSPACE CORPORATION


                                1997 Financial Review


Management's Discussion and Analysis of
Financial Condition and Results of Operations                               20

Consolidated Balance Sheets                                                 26

Consolidated Statements of Income                                           27

Consolidated Statements of Stockholders' Equity                             28

Consolidated Statements of Cash Flows                                       29

Notes to Consolidated Financial Statements                                  30

Report of Independent Accountants and
Report of Management's Responsibilities                                     38

Quarterly Financial Results                                                 39

Selected Financial Data                                                     40

Management's Discussion and Analysis
of Financial Condition and Results of Operations

    The following discussion should be read in conjunction with the consolidated financial statements and notes thereto beginning on page 26, which are incorporated herein by reference. Narrative descriptions of Gulfstream Aerospace Corporation's ("Gulfstream" or the "Company") principal products begin on page 7.

Business

    Gulfstream is recognized worldwide as a leading designer, developer, manufacturer and marketer of the most technologically advanced intercontinental business jet aircraft. The Company's current principal aircraft products are the Gulfstream IV-SP, the Gulfstream V, Gulfstream Shares (fractional ownership interests in Gulfstream IV-SPs) and pre-owned Gulfstream aircraft. As an integral part of its aircraft product offerings, the Company offers aircraft completion and worldwide aircraft maintenance services and technical support for all Gulfstream aircraft. In addition, the Company's financial services subsidiary, Gulfstream Financial Services Corporation, through its private label relationship with a third-party aircraft financing provider, offers customized products to finance the worldwide sale of Gulfstream aircraft.

Operating Data

    The Company recognizes revenue for the sale of a new "green" aircraft (i.e., before exterior painting and installation of customer selected interiors and optional avionics) when that aircraft is delivered to the customer. Revenues from completion services are recorded when the outfitted aircraft is delivered to the customer. Revenues on all other products and services, including pre-owned aircraft, are recognized when such products are delivered or such services are performed. Generally, production of aircraft for delivery remains relatively smooth throughout a year. However, deliveries of such aircraft can vary significantly depending upon the timing of contract execution and final customer acceptance. Accordingly, the Company's revenues can vary significantly from quarter to quarter.


    The following sets forth certain statistical data concerning the Company's deliveries, orders and backlog for new aircraft.

                                                        Year ended December 31,
                                                    -------------------------------
                                                         1997         1996      1995
                                                    ---------  ----------- ---------
Operating Data:
Units delivered during period:
Gulfstream IV-SP..................................         22         24         26
Gulfstream V......................................         29          3          0
                                                          ---        ---        ---
Total green deliveries............................         51         27         26
Units ordered during period:
Gulfstream IV-SP..................................         39         44         30
Gulfstream V......................................          7         21         12
                                                          ---        ---        ---
Total orders......................................         46         65         42
Units in backlog at end of period:
Gulfstream IV-SP(1)...............................         43         27          7
Gulfstream V(2)...................................         45         67         50
                                                          ---        ---        ---
Total backlog (in units)(3).......................         88         94         57
Estimated backlog (in billions)(3)................  $     2.8  $     3.1  $     1.9

------------------------

(1) Net of 1 cancellation in 1997, which relates to an order placed in that year.

(2) Net of cancellations of 1 and 2 in 1996 and 1995, respectively, which generally relate to orders placed in prior years.

(3) See discussion of contractual backlog on page 24.

Comparison of the Years Ended
December 31, 1997 and 1996

    Net Revenues. Total net revenues increased by $839.8 million, or 79.0%, to $1,903.5 million in 1997 from $1,063.7 million in 1996. Revenues from green aircraft increased $739.3 million due primarily to the delivery of 29 Gulfstream V aircraft in 1997, as full scale production commenced, compared to three Gulfstream V aircraft in 1996. During 1997, a total of 51 green aircraft were delivered as compared to 27 in 1996. Also contributing to the revenue gain was a $57.1 million increase in the sale of pre-owned aircraft related to trade-ins on the higher level of Gulfstream V deliveries. In addition, completion revenues increased by $11.5 million in 1997 principally due to initial Gulfstream V completion deliveries. Aircraft Services revenue increased by $22.7 million in 1997, as the Company continues

[BAR GRAPH]

to aggressively market and expand its aftermarket products and maintenance services.

    Cost of Sales. Total cost of sales increased to $1,557.5 million in 1997 compared to $839.3 million in 1996. Excluding pre-owned aircraft, which are generally sold at break-even levels, the gross profit percentage for 1997 was 20.0% compared to 24.8% for 1996. The decline in gross profit percentage is primarily attributable to the introduction of the Gulfstream V aircraft into production and the higher costs associated with the early stages of the Gulfstream V production and completions. Timing of the learning curve on the Gulfstream V completions is expected to delay margin improvements somewhat in the first half of 1998. Overall the Company expects the margin percentage of revenue on the Gulfstream V to continue to improve as it realizes increased manufacturing efficiencies.

    Selling and Administrative Expense. Selling and administrative expense decreased by $2.0 million, or 2.0%, to $97.5 million in 1997 from $99.5 million in 1996 and, as a percentage of net revenues, decreased to 5.1% in 1997 from 9.4% in 1996. Expenses were higher in 1996 due principally to the level of advertising and marketing expense associated with the certification and initial customer deliveries of the Gulfstream V.

[BAR GRAPH]

    Stock Option Compensation Expense. The issuance of options to purchase common stock of the Company resulted in a non-cash compensation charge of $1.6 million in 1997 and $7.2 million in 1996.

    Research and Development Expense. Research and development expense was $10.8 million in 1997 a decrease of $47.3 million from 1996, and as a percentage of net revenues was 0.6% versus 5.5%. Research and development expense decreased during 1997 principally as a result of the substantial completion of the Gulfstream V development program. Research and development expense for 1997 and 1996 are net of credits of $10.0 million and $8.0 million, respectively, for launch assistance funds received from vendors participating in the development of the Gulfstream V. Research and development expenditures in 1998 and the near-term future are expected to stem principally from product improvements and enhancements, rather than new aircraft development.

    Amortization of Intangibles and Deferred Charges. This non-cash expense includes amortization of goodwill and other intangible assets consisting of aftermarket service and aftermarket product support, as well as deferred financing charges related to the Company's pre-existing and new bank credit facilities. Amortization of intangibles and deferred charges of $7.3 million for 1997 were $2.1 million lower than 1996. This decrease was a result of the accelerated amortization in 1996 of financing charges associated with the Company's prior bank credit facilities, which were repaid in October 1996. See "Liquidity and Capital Resources."

    Interest Income and Expense. Interest income decreased by $3.1 million to $11.5 million in 1997 from $14.6 million in 1996 as a result of lower average cash balances the Company had invested in 1997 compared to 1996. Interest expense consists almost entirely of interest paid on long-term borrowings under the Company's bank credit facilities. Interest expense increased to $31.2 million for 1997 from $17.9 million in 1996. This increase was due to an increase in average borrowings partially offset by the Company's lower average borrowing costs of 7.7% in 1997 versus 9.0% in 1996. See "Liquidity and Capital Resources."

    Income Taxes. The Company recorded an income tax benefit of $33.9 million for 1997. No provision for income taxes was recorded in 1996, principally due to the utilization of net operating loss carryforwards. The Company, in estimating its ability to realize the benefit of its net deferred tax assets, considers both positive and negative evidence and gives greater weight to evidence that is objectively verifiable. As a result of numerous factors including, but not limited to, recent earnings trends and the size of its contractual backlog, the Company currently believes that its net deferred tax asset is more likely than not to be realized. In the third quarter of 1997, the Company released its deferred tax valuation allowance, totaling $94.2 million. Of this amount, $29.4 million related to the exercise of stock options and was credited to additional paid-in capital and $64.8 million was recorded as a one-time non-cash income tax benefit. During the fourth quarter of 1997, the Company recorded a provision for income taxes based on its overall estimated effective tax rate of 37.5%. The Company had available at December 31, 1997 and 1996, net operating loss carryforwards for regular federal income tax purposes of approximately $65.0 million and $228.0 million, respectively, which will begin expiring in 2006.

    Earnings Per Share. The Company reported diluted earnings per share of $3.12 during 1997, up from 1996 diluted earnings per share of $0.60. On a pro forma basis, assuming an effective tax rate of 37.5%, the Company's earnings per share would have been $1.68 and $0.37 for 1997 and 1996, respectively.

[BAR GRAPH]

Comparison of the Years Ended
December 31, 1996 and 1995

    Net Revenues. Total net revenues increased by $22.2 million, or 2.1%, to $1,063.7 million in 1996 from $1,041.5 million in 1995. Revenues from green aircraft increased $55.1 million due to the delivery of one more unit and the commencement of Gulfstream V deliveries which have higher selling prices. In 1996, a total of 27 green aircraft, 24 Gulfstream IV-SPs and 3 Gulfstream Vs, were delivered as compared to 26 Gulfstream IV-SP deliveries in 1995. In addition, Aircraft Services revenues increased by $33.2 million in 1996 principally due to international spares sales and the opening in 1996 of a new service center in Savannah. Offsetting these increases was a decrease of $67.3 million in the sale of pre-owned aircraft resulting from a reduced number of trade-ins and a decrease of $14.0 million in revenues attributable to the conclusion in 1995 of a U.S. Department of Defense logistical supply contract.

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

    Selling and Administrative Expense. Selling and administrative expense increased by $6.3 million, or 6.8%, to $99.5 million in 1996 from $93.2 million in 1995 and as a percentage of net revenues increased to 9.4% in 1996 from 9.0% in 1995. The increase principally resulted from increased advertising and marketing expenses associated with the Gulfstream V program, higher sales commission and aircraft demonstration costs resulting from increased levels of sales activity, and continued emphasis on the expansion of international sales activities.

    Stock Option Compensation Expense. The issuance of options to purchase common stock of the Company during 1996 resulted in a non-cash compensation charge of $7.2 million.

    Research and Development Expense. Substantially all research and development expense during 1996 and 1995 was associated with the Gulfstream V development program, which was substantially completed at the end of 1996. Research and development expense was $58.1 million in 1996, a decrease of $5.0 million from 1995, and as a percentage of net revenues was 5.5% versus 6.1%. Research and development expense for 1996 is net of an $8.0 million credit for launch assistance funds received from vendors participating in the development of the Gulfstream V.

    Amortization of Intangibles and Deferred Charges. This non-cash expense includes amortization of goodwill and other intangible assets consisting of aftermarket service and aftermarket product support, as well as deferred financing charges related to the Company's pre-existing and new bank credit facilities. Amortization of intangibles and deferred charges of $9.4 million for the year ended December 31, 1996 was $1.9 million higher than 1995. This increase resulted from the accelerated amortization of financing charges associated with the Company's pre-existing bank credit facilities, which were repaid in October 1996. See "Liquidity and Capital Resources."

    Interest Income and Expense. Interest income increased by $9.1 million to $14.6 million in 1996 from $5.5 million in 1995 as a result of higher average cash balances the Company had invested in 1996 compared to 1995. The Company generated these higher cash levels from operations, principally through the receipt of customer deposits and associated progress payments on new aircraft orders. Interest expense consists almost entirely of interest paid on borrowings under the Company's new and pre-existing bank credit facilities. Interest expense decreased to $17.9 million for 1996 from $18.7 million in 1995. This decrease was due to the Company's lower average borrowing costs of 9.0% in 1996 versus 10.1% in 1995, partially offset by an increase in average borrowings. See "Liquidity and Capital Resources."

    Income Taxes. At December 31, 1996 and 1995 the Company had available net operating loss carryforwards for regular federal income tax purposes of approximately $228 million and $150 million, respectively, which will begin expiring in 2006. Although the Company recorded net income during 1996 and 1995, no provision for income taxes was recorded in either period principally as a result of the utilization of net operating loss carryforwards.

Liquidity and Capital Resources

    The Company's liquidity needs arise from working capital requirements, capital expenditures, principal and interest payments on long-term debt and the Company's share repurchase program described below. During 1997 and 1996, the Company relied on its available cash balances to fund these needs.

[BAR GRAPH]

    Net cash generated by operating activities was $120.4 million, $243.4 million and $282.4 million in 1997, 1996 and 1995, respectively. The reduction in 1997 was primarily due to the decrease in customer progress payments associated with new aircraft in backlog. The reduction in 1996 was primarily due to the temporary build-up in inventory associated with Gulfstream V production and the timing of cash receipts to satisfy customer receivables, partially offset by the increase in customer progress payments associated with aircraft in backlog and new sales activities.

    During the year ended December 31, 1997, additions to property and equipment amounted to $26.7 million. At December 31, 1997, the Company was not committed to the purchase of any significant amount of property and equipment. Additions to property and equipment were $16.2 million in 1996 and $25.2 million in 1995. The increased level of spending of $10.5 million in 1997 over 1996, primarily related to the Company's strategic initiative to increase its annual production rate to approximately 60 aircraft by 1999, a twofold increase over its 1996 annual production rate. As a result, in 1997, the Company's capital expenditures increased $15 million and in 1998 are expected to increase by approximately another $20 million above previously planned annual levels of approximately $15 million. At December 31, 1997, the Company was nearing completion on a new $8.5 million paint facility located at its Long Beach, California plant. This facility is part of the Company's 60 aircraft plan and will allow the Company to double its present volume of painting new, pre-owned and customer aircraft. The Company continually monitors its capital spending in relation to current and anticipated business needs. As circumstances dictate, facilities are added, consolidated, or modernized.

    During 1997, 1996 and 1995 the Company invested $3.0 million, $2.1 million and $25.7 million, respectively, for tooling associated with the Gulfstream V program. As of December 31, 1997, the Company had recorded, net of amortization, an aggregate of $42.7 million in tooling associated with the Gulfstream V program. Gulfstream V tooling is being amortized to cost of sales on a unit basis over the first 200 units of the Gulfstream V program. Tooling associated with the Gulfstream IV and IV-SP has been fully amortized to cost of sales.

    In January 1998, the Company established a program to repurchase up to $200 million of its common stock. The purchases will be made from time to time in the open market or through negotiated transactions as market conditions warrant. The Company expects to fund the stock purchases from cash on hand. As of January 30, 1998, approximately 2.5 million shares, at an average price of $30.01 per share, had been repurchased under this plan for an aggregate amount of $74.6 million.

    On October 16, 1996, Gulfstream Delaware Corporation, a wholly owned subsidiary of the Company, entered into a $650 million credit facility (the "Credit Agreement"). The Credit Agreement consists of a $400 million term loan facility and a $250 million revolving credit facility. A portion of the revolving credit facility, in an amount not to exceed $150 million, may be used (to the extent available) for standby and commercial letters of credit, and up to $200 million of the revolving credit facility will be available to the Company for borrowings. In addition, up to $20 million of the revolving credit facility may be used for swing line loans. The revolving credit facility expires September 30, 2002 with any amounts outstanding due on that date. There were no amounts outstanding under the revolving credit facility on December 31, 1997. The Credit Agreement contains customary affirmative and negative covenants including restrictions on the ability of the Company and its subsidiaries to pay cash dividends, as well as financial covenants under which the Company must operate. As of December 31, 1997, the Company was in compliance with the covenants contained in the Credit Agreement. Payments under the term loan facility were $20.0 million in 1997, and scheduled repayments are $75.0 million in each of the years 1998 through 2001 and $80.0 million in 2002.

    On October 16, 1996, the Company completed an initial public offering
(the "Offering") from which the Company received net proceeds of approximately $100 million after deducting underwriting discounts and other expenses. In connection with the Offering, certain members of senior management and other employees of the Company exercised options to purchase approximately 4 million shares of common stock of the Company and sold those shares in the Offering, resulting in additional net proceeds to the Company of $14.2 million. The Company used the net proceeds of the Offering, together with the $400 million term loan under the new Credit Agreement and available cash from operations, to (i) repurchase the remaining $450 million of 7% Cumulative Preferred Stock and pay accrued dividends, (ii) repay all the outstanding indebtedness under the Company's pre-existing credit facilities, which totaled $107.7 million, and (iii) pay fees and expenses incurred in connection with the Offering and the refinancing of the Company's indebtedness. During 1996, the Company had previously repurchased approximately four shares of 7% Cumulative Preferred Stock at their stated value of $18.9 million and paid accumulated dividends of $105.3 million out of available cash from operations.

    The Company's principal source of liquidity both on a short-term and long-term basis is cash flow provided from operations, including customer progress payments and deposits on new aircraft orders. Occasionally, however, the Company may borrow against the Credit Agreement to supplement cash flow from operations. The Company believes, based upon its analysis of its consolidated financial position, its cash flow during the past 12 months and its expected results of operations in the future, that operating cash flow and available borrowings under the Credit Agreement will be adequate to fund operations, capital expenditures, debt service and the Company's share repurchase program for at least the next 12 months. The Company intends to repay its remaining indebtedness primarily with cash flow from operations. There can be no assurance, however, that future industry specific developments or general economic trends will not adversely affect the Company's operations or its ability to meet its cash requirements.

    As of December 31, 1997, in connection with orders for 21 Gulfstream V aircraft in the backlog, the Company has offered customers trade-in options (which may or may not be exercised by the customer) under which the Company will accept trade-in aircraft (primarily Gulfstream IVs and IV-SPs) at a guaranteed minimum trade-in price. Additionally, in connection with recorded sales of new aircraft, the Company has agreed to accept pre-owned aircraft with trade-in values totaling $174.6 million as of December 31, 1997. Management believes that the fair market value of all such aircraft exceeds the specified trade-in value.

    The Company is currently engaged in the monitoring and cleanup of certain ground water at its Savannah facility under the oversight of the Georgia Department of Natural Resources. Expenses incurred for cleanup have not been significant. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. The Company believes other aspects of the Savannah facility, as well as other Gulfstream properties, are being carefully monitored and are in substantial compliance with current federal, state and local environmental regulations. The Company believes the liabilities, if any, that will result from the above environmental matters will not have a material adverse effect on its financial statements.

    On December 24, 1997, the Company executed final documents with the Pension Benefit Guaranty Corporation (the "PBGC") concerning funding of the Company's defined benefit pension plans. The terms were essentially the same as those set out in the agreement in principle reached between the PBGC and the Company during October 1996. Pursuant to this agreement, the Company contributed $25.0 million in 1997 and has agreed to contribute a total of $25.0 million annually from 1998 through 2000 to its pension plans which payments are expected to result in such plans being fully funded. The payments to be made under this agreement were already part of the Company's overall financial planning and therefore, are not expected to have a material adverse effect on the Company's financial statements. The funding required under this agreement will not result in any increase in the Company's annual pension expense.

    The Company is involved in tax audits by the Internal Revenue Service covering the years 1990 through 1994. The revenue agent's report and the notice of proposed adjustments include several proposed adjustments involving the deductibility of certain compensation expense, items relating to the initial capitalization of the Company, the allocation of the original purchase price for the acquisition by the Company of the Gulfstream business, including the treatment of advance payments with respect to and the cost of aircraft that were in backlog at the time of the acquisition, and the amortization of amounts allocated to intangible assets. The Company believes that the ultimate resolution of these issues will not have a material adverse effect on its financial statements because the financial statements already reflect what the Company currently believes is the expected loss of benefit arising from the resolution of these issues.

Contractual Backlog

    At December 31, 1997, the Company had a firm contract backlog of approximately $2.8 billion, representing a total of 43 contracts for Gulfstream IV-SPs and 45 contracts for Gulfstream Vs, compared with $3.1 billion at the end of 1996, representing a total of 27 contracts for Gulfstream IV-SPs and 67 contracts for Gulfstream Vs. The decline in backlog from 1996 is directly related to the increased level of Gulfstream V deliveries during 1997.

[BAR GRAPH]

    The Company includes an order in backlog only if the Company has entered into a purchase contract (with no contingencies) with the customer and has received a significant (generally non-refundable) deposit from the customer. In total, approximately 38% of the Company's contractual backlog is scheduled for delivery beyond 1998.

    The Company continually monitors the condition of its backlog and believes, based on the nature of its customers and its historical experience, that there will not be a significant number of cancellations. However, to the extent that there is a lengthy period of time between a customer's aircraft order and its expected delivery date, there may be increased uncertainty as to changes in business and economic conditions which may affect customer cancellations.

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

Outlook

    The Company plans to deliver 58 green aircraft in 1998 and to double its completion rate. The gross margins are expected to improve from 20% in 1997 to the mid-20s by the end of 1998. Based on projections of increasing aircraft production and improving margins, Gulfstream now expects 1998 diluted earnings per share of approximately $2.85. The Company also expects diluted earnings per share to increase 15% per year in 1999 and 2000.

Forward-Looking Information Is Subject To
Risk and Uncertainty

    Certain statements contained in this "Management's Discussion and Analysis of Financial Condition and Results of Operations", including the statements under the heading "Outlook", as well as other statements elsewhere in this Annual Report to Stockholders, contain forward-looking information. These forward-looking statements are subject to risks and uncertainties. Actual results might differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Exhibit 99 to the Company's Securities and Exchange Commission filings.

Consolidated Balance Sheets

GULFSTREAM AEROSPACE CORPORATION

                                                     December 31,
                                             --------------------------
                                                   1997               1996
-------------------------------------------  ----------       ------------
(In thousands, except for share amounts)

Assets

Cash and cash equivalents..................    $306,451       $   233,172
Accounts receivable (less allowance for
  doubtful accounts:$1,144 and $3,243).....     177,228           137,342
Inventories................................     629,876           655,237
Deferred income taxes......................      33,795             --
Prepaids and other assets..................      11,318             7,915
                                             ----------       -----------
  Total current assets.....................   1,158,668         1,033,666
Property and equipment, net................     134,611           126,503
Tooling, net of accumulated amortization:
  $7,680 and $600..........................      43,471            47,677
Goodwill, net of accumulated amortization:
  $8,433 and $7,322........................      38,957            35,799
Other intangible assets, net...............      50,485            55,556
Deferred income taxes......................      32,950              --
Other assets and deferred charges..........      14,525            14,014
                                             ----------       -----------
Total Assets...............................  $1,473,667       $ 1,313,215
                                             ----------       -----------
                                             ----------       -----------
Liabilities and Stockholders' Equity

Current portion of long-term debt..........     $75,000       $    20,000
Accounts payable...........................     147,618           129,410
Accrued liabilities........................      93,798           111,243
Customer deposits-current portion..........     546,441           634,922
                                             ----------       -----------
Total current liabilities..................     862,857           895,575
Long-term debt.............................     305,000           380,000
Accrued postretirement benefit cost........     115,405           108,705
Customer deposits-long-term................      88,075           109,037
Other long-term liabilities................       9,573             8,709
Commitments and contingencies
Stockholders' equity
Common stock; $.01 par value; 300,000,000
  shares authorized; 86,522,089 shares
  issued in 1997 and 85,890,212 shares
  issued in 1996...........................         865               859
Additional paid-in capital.................     370,258           333,686
Accumulated deficit........................    (225,960)         (468,971)
Minimum pension liability..................        (762)           (1,464)
Unamortized stock plan expense.............      (1,155)           (2,432)
Less: Treasury stock: 11,978,439 shares in
  1997 and 1996............................     (50,489)          (50,489)
                                             ----------       -----------
Total stockholders equity..................      92,757          (188,811)
                                             ----------       -----------
Total Liabilities and Stockholders'
  Equity...................................  $1,473,667        $1,313,215
                                             ----------       -----------
                                             ----------       -----------

                See Notes to Consolidated Financial Statements

Consolidated Statements of Income

GULFSTREAM AEROSPACE CORPORATION

                                                                        Year ended December 31,
                                                                  ----------------------------------
                                                                        1997        1996        1995
----------------------------------------------------------------  ----------  ----------  ----------
(In thousands, except per share amounts)

Net revenues....................................................  $1,903,494  $1,063,713  $1,041,514
Cost and expenses
  Cost of sales.................................................   1,557,520     839,254     835,547
  Selling and administrative....................................      97,499      99,452      93,239
  Stock option compensation expense.............................       1,640       7,186          --
  Research and development......................................      10,792      58,118      63,098
  Amortization of intangibles and deferred charges..............       7,347       9,434       7,540
                                                                  ----------  ----------  ----------
    Total costs and expenses....................................   1,674,798   1,013,444     999,424
                                                                  ----------  ----------  ----------
Income from operations..........................................     228,696      50,269      42,090
Interest income.................................................      11,532      14,605       5,508
Interest expense................................................     (31,159)    (17,909)    (18,704)
                                                                  ----------  ----------  ----------
Income before income taxes......................................     209,069      46,965      28,894
Income tax expense (benefit)....................................     (33,942)         --          --
                                                                  ----------  ----------  ----------
  Net income....................................................  $  243,011  $   46,965  $   28,894
                                                                  ----------  ----------  ----------
                                                                  ----------  ----------  ----------
Earnings per share:
  Net income per share--basic...................................  $     3.28  $      .64  $      .39
                                                                  ----------  ----------  ----------
                                                                  ----------  ----------  ----------
  Net income per share--diluted.................................  $     3.12  $      .60  $      .37
                                                                  ----------  ----------  ----------
                                                                  ----------  ----------  ----------


                See Notes to Consolidated Financial Statements

Consolidated Statements of Stockholders' Equity

GULFSTREAM AEROSPACE CORPORATION

                                                    Additional                 Minimum    Unamortized                   Total
                            Preferred     Common     Paid-in    Accumulated   Pension    Stock Plan    Treasury   Stockholders'
                              Stock        Stock     Capital       Deficit    Liability     Expense       Stock        Equity
-------------------------  ----------  -----------  ----------  ------------  ---------  ------------  ----------  -------------
(In thousands)

Balance as of
  December 31, 1994......  $  468,938       $ 523     $210,621    $(439,507)    $(1,136)  $              $(50,489)   $ 188,950
Net income for fiscal
  1995...................                                            28,894                                             28,894
Exercise of common stock
  options................                                   10                                                              10
Minimum pension liability
  adjustment.............                                                          (314)                                  (314)
                           ----------       -----   ----------  ------------  ---------  ------------  ----------  ------------
Balance as of
  December 31, 1995......     468,938         523      210,631     (410,613)     (1,450)                  (50,489)     217,540
Net income for fiscal
  1996...................                                            46,965                                             46,965
Repurchase of preferred
  stock..................    (468,938)                                                                                (468,938)
Dividends paid on
  preferred stock........                                          (105,323)                                          (105,323)
Issuance of compensatory
  common stock options...                                9,618                                (9,618)
Amortization of stock
  plan expense...........                                                                      7,186                     7,186
Conversion of common
  stock..................                      (8)           8                                                              --
Stock split of
  1.5 for 1..............                     258         (258)                                                             --
Common stock offering,
  net of expenses........                      46       99,557                                                          99,603
Exercise of common stock
  options................                      40       14,130                                                          14,170
Minimum pension liability
  adjustment.............                                                           (14)                                   (14)
                           ----------       -----   ----------  ------------  ---------  ------------  ----------  ------------
Balance as of
  December 31, 1996......          --         859      333,686     (468,971)     (1,464)      (2,432)     (50,489)    (188,811)
Net income for fiscal
  1997...................                                           243,011                                            243,011
Issuance of compensatory
  common stock options...                                  363                                  (363)                       --
Amortization of stock
  plan expense...........                                                                      1,640                     1,640
Tax benefit of
  exercised common stock
  options................                               33,682                                                          33,682

Exercise of common stock
  options................                       6        2,527                                                           2,533
Minimum pension liability
  adjustment.............                                                           702                                    702
                           ----------       -----   ----------  ------------  ---------  ------------  ----------  ------------
Balance as of
  December 31, 1997......  $       --       $ 865     $370,258    $(225,960)    $  (762)     $(1,155)    $(50,489)   $  92,757
                           ----------       -----   ----------  ------------  ---------  ------------  ----------  ------------
                           ----------       -----   ----------  ------------  ---------  ------------  ----------  ------------


                See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

GULFSTREAM AEROSPACE CORPORATION

                                                                                     Year ended December 31,
                                                                                ----------------------------------
                                                                                      1997        1996        1995
------------------------------------------------------------------------------  ----------  ----------  ----------
(In thousands)

Cash Flows from Operating Activities

Net income....................................................................  $  243,011  $   46,965  $   28,894
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization...............................................      33,022      26,910      23,094
  Postretirement benefit cost.................................................       6,700       6,684       6,395
  Provision for loss (recovery) on pre-owned aircraft.........................      (1,600)      1,000       2,050
  Non-cash stock option compensation expense..................................       1,640       7,186
  Deferred income tax benefit.................................................     (37,867)
  Other, net..................................................................       1,428         417       2,277
  Change in assets and liabilities:
    Accounts receivable.......................................................     (39,978)    (55,029)     91,817
    Inventories...............................................................      26,961    (263,112)   (105,844)
    Prepaids, other assets, and deferred charges..............................      (5,080)     (5,578)      1,368
    Accounts payable and accrued liabilities..................................         763     102,551      11,975
    Customer deposits.........................................................    (109,443)    432,365     217,934
    Other long-term liabilities...............................................         864     (56,956)      2,412
                                                                                ----------  ----------  ----------
Net Cash Provided by Operating Activities.....................................     120,421     243,403     282,372

Cash Flows from Investing Activities

Expenditures for property and equipment.......................................     (26,692)    (16,167)    (25,186)
Dispositions of property and equipment........................................           1          28          18
Expenditures for tooling......................................................      (2,984)     (2,085)    (25,693)
                                                                                ----------  ----------  ----------
Net Cash Used in Investing Activities.........................................     (29,675)    (18,224)    (50,861)

Cash Flows from Financing Activities

Proceeds from issuance of common stock........................................                  99,603
Proceeds from exercise of common stock options................................       2,533      14,170          10
Repurchase of preferred stock.................................................                (468,938)
Dividends paid on preferred stock.............................................                (105,323)
Proceeds from issuance of long-term debt......................................                 400,000
Payment of financing costs....................................................                  (8,500)
Principal payments on long-term debt..........................................     (20,000)   (146,331)    (31,814)
                                                                                ----------  ----------  ----------
Net Cash Used in Financing Activities.........................................     (17,467)   (215,319)    (31,804)
                                                                                ----------  ----------  ----------
Increase in cash and cash equivalents.........................................      73,279       9,860     199,707
Cash and cash equivalents, beginning of year..................................     233,172     223,312      23,605
                                                                                ----------  ----------  ----------
Cash and cash equivalents, end of year........................................  $  306,451  $  233,172  $  223,312
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------


                See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

GULFSTREAM AEROSPACE CORPORATION

NOTE 1 Summary of Significant Accounting Policies

     Business

     Gulfstream is primarily engaged in the design, development, production and sale of large business jet aircraft. The Company is also engaged in a number of related businesses, including: product support and services for customer-owned aircraft, which include maintenance services and replacement parts for the Company s world-wide fleet; aircraft completion services, which involve the installation of customized interiors and optional avionics as well as exterior painting; and the sale of pre-owned aircraft. The majority of the Company s aircraft are sold to domestic and multinational corporations and domestic and foreign governments.

     Basis of Presentation

     The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany transactions and balances have been eliminated.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions and estimates that directly affect the amounts reported in the consolidated financial statements. Significant estimates for which changes in the near term are considered reasonably possible and that may have a material effect on the financial statements are addressed in these notes to the consolidated financial statements.

     Revenue Recognition

     Contracts for new aircraft are segmented between the manufacture of the "green" aircraft (i.e., before exterior painting and installation of customer selected interiors and optional avionics) and its completion.
Sales of new Gulfstream green aircraft are recorded as deliveries are made to the customer prior to the aircraft entering the completion process. With respect to completed aircraft, any costs related to parts to be installed and services to be performed under the contract, after the delivery of the aircraft, which are not significant, are included as cost of sales at the time of the sale of the new aircraft. Sales of all other products and services, including pre-owned aircraft, are recognized when delivered or the service is performed.

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

     Property and Equipment

     Property and equipment are stated at cost and depreciated by the straight-line method over their estimated useful lives, ranging from 15 to 25 years for buildings and improvements and 4 to 12 years for all other property and equipment. The cost of maintenance and repairs is charged to operations as incurred; significant renewals and betterments are capitalized.

     Tooling

     Tooling is stated at cost and represents primarily production tooling relating to the Gulfstream V aircraft program. Tooling associated with the Gulfstream V is amortized to cost of sales on a unit basis over the first 200 units of the Gulfstream V program.

     Intangibles and Other Assets

     Goodwill is being amortized on a straight-line basis over 40 years. Other intangible assets consisting of aftermarket service and product support (i.e. customer lists) are being amortized on a straight-line basis over the expected useful lives which range from 10 to 21 years.

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

     Concentrations of Credit

     Financial instruments which may potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade and contract receivables. Approximately 32.0% and 34.0%, respectively, of accounts receivable outstanding at December 31, 1997 and 1996 are represented by a contract receivable associated with the sale of multiple aircraft to one customer. Generally, contract receivables are satisfied prior to delivery of the outfitted aircraft. In the normal course of business the Company performs ongoing credit evaluations of its customers financial position, and for trade receivables, generally requires no collateral from its customers. Overall, credit risk with respect to trade receivables are limited due to the Company's large number of customers and their dispersion across many industries and geographic regions.

     Income Taxes

     Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes as well as tax credit carryforwards and loss carryforwards. These deferred income taxes are measured by applying enacted tax rates in the years in which the differences are expected to reverse. A valuation allowance reduces deferred tax assets when it is "more likely than not" that some portion or all of the deferred tax assets will not be realized.

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

     Impairment of Long-Lived Assets

     The Company periodically assesses the recoverability of assets based on its expectations of future profitability and undiscounted cash flow of the related operations and, when circumstances dictate, adjusts the carrying value of the asset. These factors, along with management s plans with respect to the operations, are considered in assessing the recoverability of goodwill, other purchased intangibles, and property and equipment.

     Stock Options

     Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation (SFAS No. 123) defines a fair value based method of accounting for an employee stock option or similar equity instrument. This statement gives entities a choice of recognizing related compensation expense by adopting the fair value method or to measure compensation using the intrinsic value approach under Accounting Principles Board (APB) Opinion No. 25. The Company has elected to continue using the measurement method prescribed by APB Opinion No. 25, and accordingly, this pronouncement did not affect the Company's financial position or results of operations.

     Earnings per Share

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings per Share, which simplifies the standards for computing earnings per share (EPS) information and makes the computation comparable to international EPS standards. SFAS No. 128 replaces the presentation of "primary" (and when required "fully diluted") EPS with a presentation of "basic" and "diluted" EPS. Basic EPS is computed based on net income divided by the weighted average common shares outstanding. Diluted EPS is computed by dividing net income by the weighted average common shares outstanding plus the incremental shares that would have been outstanding under stock option plans. All EPS information for 1996 and 1995 has been restated to conform to the requirements of SFAS No. 128.

     New Accounting Standards

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which are both effective no later than for the Company s 1998 fiscal year. Management believes that the adoption of these statements will not have a material effect on the Company's consolidated financial statements.

NOTE 2 Inventories

    Inventories consisted of the following at:

                                                           December 31,
                                                     --------------------------
                                                             1997          1996
                                                     ------------  ------------
(In thousands)

Work in process...................................      $ 330,155      $355,198
Raw materials.....................................        134,973       108,041
Vendor progress payments..........................         60,606       104,318
Pre-owned aircraft................................        104,142        87,680
                                                     ------------   -----------
                                                        $ 629,876      $655,237
                                                     ------------   -----------
                                                     ------------   -----------

NOTE 3 Property and Equipment

    The major categories of property and equipment consisted of the following at:

                                                           December 31,
                                                     --------------------------
                                                              1997         1996
                                                     -------------  -----------
(In thousands)

Land.............................................       $    4,109     $  4,109
Buildings and improvements.......................          101,836       96,201
Machinery and equipment..........................          118,077      107,428
Furniture and fixtures...........................           12,414       10,451
Construction in progress.........................            9,074        1,826
                                                      ------------   ----------
Total............................................          245,510      220,015
Less accumulated depreciation....................         (110,899)     (93,512)
                                                      ------------   ----------
                                                        $  134,611     $126,503
                                                      ------------   ----------
                                                      ------------   ----------

NOTE 4 Other Intangible Assets

    Other intangible assets were comprised of the following at:

                                                           December 31,
                                                     ---------------------------
                                                            1997            1996
                                                     -----------     -----------
(In thousands)

Aftermarket--Service Center......................       $ 15,000        $ 15,000
Aftermarket--Product Support.....................         75,000          75,000
                                                     -----------     -----------
Total............................................         90,000          90,000
Less accumulated amortization....................        (39,515)        (34,444)
                                                     -----------    ------------
                                                        $ 50,485        $ 55,556
                                                     -----------    ------------
                                                     -----------    ------------

NOTE 5 Income Taxes

    The components of income tax expense (benefit) consisted of the following at:

                                                                    December 31,
                                                                  --------------
                                                                           1997
                                                                  -------------
(In thousands)

Current.........................................................       $  3,925
Deferred........................................................         26,934
Decrease in valuation allowance.................................        (64,801)
                                                                  -------------
Income tax expense (benefit)....................................       $(33,942)
                                                                  -------------
                                                                  -------------

     Although the Company recorded net income during 1996 and 1995, no provision for income taxes was recorded, principally as a result of utilization of net operating loss carryforwards. The Company made income tax payments of $4.8 million and $0.3 million for 1997 and 1996, respectively. No income tax payments were made in 1995. The Company's provision for income taxes differed from the amount computed by applying the U. S. federal income tax rate as follows:

                                                                    December 31,
                                                                  --------------
                                                                           1997
                                                                  --------------
(In thousands)

Tax expense at statutory rates..................................    $    73,174
Decrease in valuation allowance.................................        (64,801)
Net operating loss carryforwards................................        (43,613)
Foreign Sales Corporation tax benefit...........................         (1,888)
State income taxes..............................................          1,605
Other, net......................................................          1,581
                                                                  --------------
Income tax expense (benefit)....................................       $(33,942)
                                                                  --------------
                                                                  --------------

    The tax effects of significant components of the Company's deferred tax assets and liabilities are as follows:

                                                            December 31,
                                                      --------------------------
                                                            1997           1996
                                                      -------------  -----------
(In thousands)

Deferred Tax Assets

Postretirement benefits.............................     $43,386        $40,873
Net operating loss carryforwards....................      24,500         85,760
Intangible assets...................................       7,031         13,072
Pension and other benefits..........................          --          3,253
Other...............................................      10,169         17,559
                                                      ----------     ----------
Total...............................................      85,086        160,517
Less valuation allowance............................          --       (145,490)
                                                      ---------   -  ----------
                                                          85,086         15,027
Deferred Tax Liabilities

Property and equipment,
  principally due to
  basis difference..................................     (17,392)       (15,027)

Other...............................................        (949)            --
                                                      ----------     ----------
Net deferred tax assets.............................    $ 66,745       $     --
                                                      ----------     ----------
                                                      ----------     ----------

     At December 31, 1997, the Company had available a net operating loss carryforward for regular federal income tax purposes of approximately $65.0 million which will expire beginning in 2006.

     As a result of numerous factors, including, but not limited to recent earnings trends and the size of its contractual backlog, the Company currently believes that its net deferred tax asset is more likely than not to be realized, and in the third quarter of 1997 released its deferred tax valuation allowance, totaling $94.2 million.
Of this amount, $29.4 million related to the exercise of stock options and was credited to additional paid-in capital and the remainder, $64.8 million, was recorded as a one-time, non-cash income tax benefit.

     The Company is involved in tax audits by the Internal Revenue Service covering the years 1990 through 1994. The revenue agent s report and the notice of proposed adjustments include several proposed adjustments involving the deductibility of certain compensation expense, items relating to the initial capitalization of the Company, the allocation of the original purchase price for the acquisition by the Company of the Gulfstream business, including the treatment of advance payments with respect to and the cost of aircraft that were in backlog at the time of the acquisition, and the amortization of amounts allocated to intangible assets. The Company believes that the ultimate resolution of these issues will not have a material adverse effect on its financial statements because the financial statements already reflect what the Company currently believes is the expected loss of benefit arising from the resolution of these issues.

NOTE 6 Accrued Liabilities

     Accrued liabilities were comprised of the following at:

                                                           December 31,
                                                     ---------------------------
                                                             1997          1996
                                                     -------------  ------------
(In thousands)

Employee compensation and benefits................       $ 33,245      $ 47,424
Accrued warranty..................................         23,844        11,644
Uncompleted work on delivered aircraft............         11,098         8,737
Deferred income...................................          9,499        18,758
Other.............................................         16,112        24,680
                                                     -------------  ------------
                                                         $ 93,798      $111,243
                                                     -------------  ------------
                                                     -------------  ------------

NOTE 7 Long-term Debt

Long-term debt consisted of the following at:

                                                           December 31,
                                                     ---------------------------
                                                              1997          1996
                                                     -------------  ------------
(In thousands)

Term loans.........................................       $380,000      $400,000
Less current portion...............................        (75,000)      (20,000)
                                                     -------------  ------------
                                                          $305,000      $380,000
                                                     -------------  ------------
                                                     -------------  ------------

     On October 16, 1996, the Company entered into a new long-term credit agreement under which the lenders who are parties to the credit agreement made available to the Company a $400 million term loan facility and a $250 million revolving credit facility. A portion of the revolving credit facility, in an amount not to exceed $150 million, may be used (to the extent available) for standby and commercial letters of credit, and up to $200 million of the revolving credit facility is available to the Company for borrowings. Concurrently with entering into the credit agreement, the Company repaid all amounts outstanding under its pre-existing credit agreements totaling $107.7 million, and terminated such agreements.

     The term loan is repayable in consecutive quarterly installments which commenced June 30, 1997 with a final maturity on September 30, 2002, in aggregate amounts for each of the following years as follows: 1998 through 2001-$75.0 million; 2002-$80.0 million. The revolving credit facility expires September 30, 2002 with any outstanding amounts due on that date. The Company is required to pay commitment fees on the average daily unutilized portion of the term loan facility and the revolving credit facility, which fees were initially set at 0.375% per annum. The credit agreement permits the Company to choose either the Adjusted Base Rate (the "ABR") interest option which is based on the greater of the prime rate or the federal funds rate, or a Eurodollar rate (LIBOR), in each case, plus an applied margin. The interest rates and commitment fees are subject to change based on the Company's performance with respect to certain financial ratios set forth in the credit agreement.

     The credit agreement includes restrictions as to, amongst other things, the amount of additional indebtedness, contingent obligations, liens, capital expenditures, and dividends, and requires the maintenance of certain financial ratios. In addition, under the credit agreement, certain changes in control of the Company would cause an event of default and the banks could declare all outstanding borrowings under the credit agreement immediately due and payable. None of the restrictions contained in the credit agreement are expected to have a significant effect on the ability of the Company to operate. As of December 31, 1997, the Company was in compliance with all financial and operating covenants under the credit agreement.

     The Company has pledged the common stock of certain of its subsidiaries as well as certain intercompany notes as collateral under the credit agreement, and the Company and certain of its subsidiaries have guaranteed repayment of amounts borrowed under the credit agreement.

     The available revolving credit commitment was $203.6 million at December 31, 1997. At December 31, 1997 and December 31, 1996, the Company had outstanding letters of credit totaling $46.4 million and $23.1 million, respectively.

     The effective interest rate on the Company's long-term debt at December 31, 1997 and 1996 was 6.93% and 7.44%, respectively. The Company paid interest of $32.3 million, $12.9 million and $19.4 million during the years 1997, 1996 and 1995, respectively.

NOTE 8 Leases

     The Company has various operating leases for both real and personal property including Company aircraft. Rental expense for 1997, 1996 and 1995 was $10.9 million, $13.4 million and $14.9 million, respectively. Future minimum lease payments for all noncancelable operating leases having a remaining term in excess of one year at December 31, 1997 aggregated approximately $40.3 million, and payments during the next five years are: 1998, $10.3 million; 1999, $8.7 million; 2000, $5.9 million; 2001, $4.3 million; 2002, $1.5 million. The Company also receives sub-lease rental income under an operating lease, which the approximate annual future minimum sub-rentals are $2.5 million through November 1999.

NOTE 9 Employee Benefit Plans

     Pension Plans

     The Company maintains three noncontributory plans covering substantially all employees. Benefits paid to retirees are based primarily on age at retirement, years of credited service and compensation earned during employment. The Company's funding policy complies with the requirements of Federal law and regulations. The Company's total pension fund contributions were $25.0 million, $34.4 million and $14.3 million in 1997, 1996 and 1995, respectively. The Company's contributions are made to a master trust and invested in a diversified portfolio consisting primarily of equity and debt securities.

     The Company has recorded an additional minimum liability representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liability. The additional liability has been offset by intangible assets to the extent of previously unrecognized prior service cost. Amounts in excess of previously unrecognized prior service cost are recorded as a reduction of stockholders' equity of $0.8 million, $1.5 million and $1.5 million in 1997, 1996 and 1995, respectively.

    Net periodic pension cost was as follows:

                                                     December 31,
                                      -----------------------------------------
                                             1997           1996          1995
                                      -------------  ------------  ------------
(In thousands)

Service cost--benefits
  earned during the period.......     $    12,466    $    11,258    $    9,232
Interest cost on projected
 benefit obligation..............          16,743         14,966        13,158
Actual return on
 plan assets.....................         (49,892)       (14,431)      (15,937)
Net amortization
 and deferral....................          33,974          1,794         5,570
                                      -------------  ------------  ------------
                                      $    13,291    $    13,587    $   12,023
                                      -------------  ------------  ------------
                                      -------------  ------------  ------------

    Actuarial assumptions used were:

                                                     December 31,
                                      -----------------------------------------
                                              1997           1996          1995
                                      -------------  ------------  ------------
Discount rate...................              7.50%          8.00%         8.00%
Rate of increase in future
 compensation levels............              4.75%          4.75%         4.75%
Expected long-term rate
 of return on plan assets.......              9.50%          9.50%         9.50%


    The following table sets forth the funded status at September 30 and amounts recognized in the Company's balance sheet at December 31:

                                                                1997       1996
                                                           --------- ----------
(In thousands)

Actuarial present value of benefits:
     Vested............................................      $177,399  $151,048
     Nonvested.........................................        26,879    20,623
                                                            --------- ----------
Accumulated benefit obligation.........................       204,278   171,671
Projected benefit obligation...........................       255,074   213,080
Plan assets at fair value..............................       239,001   163,598
                                                            --------- ----------
Projected benefit obligation
     in excess of plan assets..........................        16,073    49,482
Unrecognized prior service cost........................        (5,860)   (6,327)
Contributions paid in fourth quarter...................        (6,250)  (14,446)
Unamortized loss resulting from
     changes in plan experience
     and actuarial assumptions.........................         3,900    (9,137)
Adjustment required to recognize
     additional minimum liability......................            --     3,612
                                                            --------- ----------
Accrued pension cost...................................       $ 7,863   $ 23,184
                                                            --------- ----------
                                                            --------- ----------

     Other Postretirement Benefits

     In addition to pension benefits, the Company provides certain health care insurance benefits to retired Company employees and their dependents. The Company currently funds these plans on a pay-as-you-go basis. Substantially all of the Company s salaried employees and certain hourly employees become eligible for such benefits when they attain certain age and service requirements while employed by the Company.

     The status of the Company's unfunded postretirement benefit obligation is as follows at December 31:

                                                                1997       1996
                                                           --------- ----------
(In thousands)

Accumulated postretirement
     benefit obligation
     Retirees...........................................     $28,696    $29,577
     Fully eligible active
          plan participants.............................       3,371      1,645
     Other active plan participants.....................      59,672     51,394
                                                           --------- ----------
Accumulated postretirement
     benefit obligation in excess
     of plan assets.....................................      91,739     82,616
Unrecognized prior service cost.........................       7,848      7,678
Unrecognized net loss...................................      15,818     18,411
                                                           --------- ----------
Accrued postretirement benefit cost.....................    $115,405   $108,705
                                                           --------- ----------
                                                           --------- ----------

     Net postretirement benefit cost included the following components:

                                               1997          1996          1995
                                      -------------  ------------  ------------
(In thousands)

Service cost-benefits
     attributed to service
     during the period...............        $4,091        $3,957        $3,795
Interest cost of postretirement
     benefit obligation..............         6,467         6,237         6,268
Other net amortization
     and deferral....................        (1,527)       (1,261)       (1,139)
                                        -----------    ----------    ----------
                                             $9,031       $ 8,933       $ 8,924
                                        -----------    ----------    ----------
                                        -----------    ----------    ----------


     The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.50% in 1997, 8.0% in 1996 and 8.0% in 1995. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation pre-age 65 was 8.50% in 1997, 9.25% in 1996 and 10.0% in 1995, declining annually 0.75% to a rate of 5.5%; and for post-age 65 was 6.50% in 1997, 7.25% in 1996 and 8.0% in 1995, declining annually 0.75% to a rate of 5.0%. If the health care cost trend rate assumptions were increased by 1.0%, the accumulated postretirement benefit obligation as of December 31, 1997 would be increased by 14.9%. The effect of this change on the sum of the service cost and interest cost components would be an increase of 16.2%.

     Investment Plan

     The Company sponsors two voluntary 401(k) investment plans which cover substantially all employees and are designed to enhance existing retirement plans. The Company generally matches between 37.5% to 50.0% of employee contributions up to a maximum of four percent. Total expense for the plans were $2.6 million, $2.2 million and $2.1 million for 1997, 1996 and 1995, respectively.

     Other Employee Benefits

     The Company has supplemental benefit plans covering certain key executives. These plans provide for benefits which supplement those provided by the Company s other retirement plans. The Supplemental Executive Retirement Plans are unfunded plans of deferred compensation for certain key executives. These supplemental plans are non-qualified and are being provided for by charges to operations sufficient to meet the projected benefit obligation. The Executive Insurance Plan provides additional death benefits to certain key executives. The Company acquired life insurance policies or annuity contracts to provide funding of the benefits. The costs for these plans are based on substantially the same actuarial methods and economic assumptions as those used for the defined benefit pension plans. The Company s expense for these plans was $0.9 million in 1997, $1.1 million in 1996 and $1.3 million in 1995. The accumulated benefit obligation related to these plans totaled approximately $5.0 million and $4.5 million, at December 31, 1997 and 1996, respectively, and is recorded in other long-term liabilities.

     The Company has an Incentive Compensation Plan administered by the Compensation Committee of the Board of Directors which provides for payment of cash awards to officers and key employees based upon achievement of specific goals by the Company and the participating employees. For the years ended 1997, 1996 and 1995 provisions of approximately $5.8 million, $5.5 million and $4.5 million, respectively, were charged against income related to the plan. Payouts are based entirely on achievement of financial and business objectives.

     NOTE 10 Stockholders' Equity

     On October 16, 1996, the Company issued 4,559,100 shares of common stock, and selling stockholders sold 37,940,900 shares of common stock, in an initial public offering pursuant to the Securities Act of 1933 (the "Offering"). In connection and simultaneously with the closing of the Offering, the Company (a) effected a recapitalization plan (the "Recapitalization") which included (i) the repurchase of all of its outstanding 7% Series A Cumulative Preferred Stock for a purchase price of $450 million plus approximately $1.3 million of unpaid dividends,
(ii) the exchange of all outstanding shares of Class A, Series A-2 and Class B common stock for Class A, Series A-1 common stock, (iii) the redesignation of all Class A, Series A-1 common stock into common stock, (iv) a 1.5-for-1 stock split of the common stock, and (v) the restatement of the Company s certificate of incorporation to provide that the authorized capital stock of the Company consists of 300,000,000 shares of common stock, par value of $.01 per share, and 20,000,000 shares of Preferred Stock, par value of $.01 per share, and
(b) issued 3,949,346 shares of common stock to certain option holders pursuant to existing option agreements, who subsequently sold those shares in the Offering.

     Stock Options

     Under the Amended and Restated 1990 Stock Option Plan approved by its stockholders effective March 28, 1997, the Company has granted options to purchase its common stock to certain Company employees, directors and advisors. Generally, options granted prior to July 1, 1994 vest
25.0% on date of issuance, 25.0% on the first anniversary of the date of issuance and 25.0% annually thereafter. Generally, options granted on or after July 1, 1994 vest 33.3% on the first anniversary of the date of issuance, 33.3% on the second anniversary of the date of issuance and the last 33.3% on the third anniversary of the date of issuance. In addition, the Company has granted options to purchase its common stock to certain of its executive officers, directors and advisors outside the Stock Option Plan with vesting periods ranging from immediately up to three years. Generally, such options expire ten years from date of grant. The Company recorded compensation expense of $1.6 million and $7.2 million in 1997 and 1996, respectively, related to stock option grants. At December 31, 1997, approximately 7.8 million shares of common stock were reserved for issuance under the Stock
Option Plan and non-plan options.

     The Company has adopted the disclosure-only provisions of SFAS No. 123. Had compensation cost for the Company s stock options granted been determined based on the fair value at the grant dates for awards under those plans consistent with a method prescribed in SFAS No. 123, the Company s net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                1997          1996          1995
                                       -------------  ------------  ------------
(In thousands, except per share amounts)

Net income--
     As reported......................        $243,011       $46,965       $28,894
     Pro forma........................         240,769        46,480        28,148

Net income per share--
     basic--As reported.................      $   3.28       $   .64       $   .39
     Pro forma..........................          3.25           .63           .38

Net income per share-
     diluted--As reported...............      $   3.12       $   .60       $   .37
     Pro forma..........................          3.09           .59           .36

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1997, 1996 and 1995, respectively: expected volatility of 32.01%, 36.02% and 36.02%, respectively; risk-free interest rate of 5.96%, 6.27% and 6.67%, respectively; expected lives of 3 years for all years; and no dividend yield.

     A summary of the status of the Company's stock option plans as of December 31, 1997, 1996 and 1995, and changes during the years ending on those dates is presented below:

                                            1997                          1996                           1995
                                     -------------------            ------------------             --------------------
                                                  Weighted                     Weighted                         Weighted
                                                  Average                      Average                        Average
                                                   Exercise                    Exercise                       Exercise
Options                                 Shares     Price          Shares        Price          Shares         Price
-------                              ---------     --------      ---------     --------      ---------      --------
Outstanding at beginning of year..   5,673,029       $ 3.91      8,635,323        $3.88       7,918,691        $3.83
Granted...........................   1,566,000        26.72      1,020,000         4.10       1,740,000         4.10
Exercised.........................    (631,877)        4.01     (3,949,346)        3.88          (2,914)        3.51
Forfeited.........................    (168,424)        3.90        (32,948)        4.10      (1,020,454)        3.89
                                     ---------     --------      ---------     --------       ---------     --------
Outstanding at end of year........   6,438,728       $ 9.45      5,673,029        $3.91       8,635,323        $3.88
                                     ---------                   ---------                    ---------
                                     ---------                   ---------                    ---------
Options exercisable at year-end...   4,112,728         3.86      3,817,582         3.80       5,630,948         3.81
Weighted average fair value
     of options granted during
     the year.....................               $26.95                      $13.53               $4.10


    Information with respect to stock options outstanding and exercisable at December 31, 1997, is as follows:

                  Options Outstanding                     Options Exercisable
     ------------------------------------------------  ------------------------
                                     Weighted
                                      Average  Weighted                 Weighted
           Range of                 Remaining   Average                  Average
           Exercise       Number  Contractual  Exercise        Number   Exercise
             Prices  Outstanding         Life     Price   Exercisable      Price
     --------------  -----------  -----------  --------   -----------   --------
     $ 3.11-$ 4.10     4,872,728          6.4    $ 3.90     4,112,728      $3.86
     $21.50-$22.75       202,000          9.2     22.09            --         --
     $26.93-$29.75     1,364,000          9.7     27.40            --         --
                     -----------  -----------  --------   -----------   --------
                       6,438,728          7.2    $ 9.45     4,112,728      $3.86
                     -----------  -----------  --------   -----------   --------
                     -----------  -----------  --------   -----------   --------

     The Company had granted stock appreciation rights (SARs) to certain officers and key employees. During 1996, the Company recorded compensation expense related to SARs of approximately $0.4 million and terminated its agreements with the holders of the SARs.

NOTE 11 Related Party Transactions

     At December 31, 1997 and 1996, certain partnerships formed by Forstmann Little & Co. ("Forstmann Little") owned approximately 42.1% and 42.5%, respectively, of the Company's common stock.

     During 1997, the Company purchased a pre-owned aircraft for $21.0 million from a company controlled by a director of the Company.

     Under a usage agreement which ended in August 1996, the Company paid an affiliate of Forstmann Little for the use of a Gulfstream IV which was utilized as a demonstrator aircraft by the Company. Total expenses associated with this agreement were $1.6 million in 1996 and $2.3 million in 1995. Beginning in August 1996, the Company engaged an affiliate of Forstmann Little to manage the operations of the Gulfstream IV aircraft discussed below. Total payments were $2.1 million and $0.7 million in 1997 and 1996, respectively. The Company also procures certain inventory items from a former Forstmann Little affiliate engaged in the aircraft industry. Management believes all these transactions with related parties are on terms similar to those of other customers and vendors.

     In August 1996, the Company entered into agreements with the Company's Chairman pursuant to which the Company will provide the Chairman with the use of a Gulfstream V for a period of ten years. Until the Gulfstream V becomes available, the Company has made available to the Chairman a Gulfstream IV, which the Company received through an assumption of a lease from an affiliate of Forstmann Little. During January 1997, the Company exercised its early buy out option under the lease and purchased the aircraft from the lessor, an international financial institution. The Chairman paid $0.8 million in 1997 and has agreed to pay the Company up to $1.0 million annually for non-company use of the aircraft. If the Chairman is no longer serving as a director or official of the Company, he has agreed to reimburse the Company $1,800 per hour for all use of the aircraft, or other such rate required so as not to exceed FAA regulatory requirements.

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

     The Company is currently engaged in the monitoring and cleanup of certain ground water at its Savannah facility under the oversight of the Georgia Department of Natural Resources. Expenses incurred for cleanup have not been significant. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. The Company believes the remainder of the Savannah facility, as well as other Gulfstream properties, are being carefully monitored and are in substantial compliance with current federal, state and local environmental regulations. The Company believes the liabilities, if any, that will result from the above environmental matters will not have a material adverse effect on its financial statements.

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

     As of December 31, 1997, in connection with orders for 21 Gulfstream V aircraft in the backlog, the Company has offered customers trade-in options (which may or may not be exercised by the customer) under which the Company will accept trade-in aircraft (primarily Gulfstream IVs and IV-SPs) at a guaranteed minimum trade-in price. Additionally, in connection with recorded sales of new aircraft, at December 31, 1997 the Company has agreed to accept pre-owned aircraft totaling $174.6 million. Management believes that the fair market value of all such aircraft exceeds the specified trade-in value.

     The Company purchases its major aircraft components from a limited number of suppliers. Although the Company purchases from a limited number of suppliers, management believes that there are other suppliers who could provide similar components on comparable terms without significant disruption of its production.

NOTE 13 Export Sales and Major Customers

     Foreign sales by geographical area consisted of the following at:

                                                            December 31,
                                                    ---------------------------
                                                        1997      1996     1995
                                                    -------- --------- --------
(In thousands)

Europe..........................................    $186,560  $ 24,764 $ 51,330
Asia............................................     168,829    88,101  102,990
Latin America and Caribbean.....................     117,884   103,706   36,479
Africa..........................................       3,827    73,155    6,773
Other...........................................      30,515       736   19,460
                                                    -------- --------- --------
                                                    $507,615  $290,462 $217,032
                                                    -------- --------- --------
                                                    -------- --------- --------

     During 1997 and 1996, aircraft sales and services provided to one customer comprised 8.3% and 11.7%, respectively, of the Company's net revenues.

NOTE 14 Earnings Per Share

     Net income per share ("EPS") information for 1996 and 1995 is based on historical unadjusted net income divided by pro forma weighted average number of shares. Shares included for basic EPS give retroactive effect to the Recapitalization, the shares issued to option holders upon the exercise of options at the date of the Offering, and the shares issued pursuant to the Offering (all of which are described in Note 10) as if such transactions had occurred at the beginning of the period. Diluted
EPS further includes the effects of options granted in 1996 and 1995 as if such options had been outstanding for all periods presented.

     The following table sets forth the reconciliation of per share data as of:

                                                   Year ended December 31,
                                                 ---------------------------
                                                     1997     1996      1995
                                                 --------  -------   -------
(In thousands, except per share amount)

Net Income...................................    $243,011  $46,965   $28,894
                                                 --------  -------   -------
                                                 --------  -------   -------

Basic EPS

Average shares issued
     and outstanding
     (after giving effect to
     the Recapitalization)...................      74,095   67,530    65,403
Exercise of certain stock
     options with
     the Offering............................                2,962     3,949
Shares issued pursuant
     to the Offering.........................                3,419     4,559
                                                 --------  -------   -------
Weighted average common
     shares outstanding......................      74,095   73,911    73,911

Diluted EPS

Incremental shares
     from stock options......................       3,800    4,624     4,624
                                                 --------  -------   -------
Weighted average
     common and common
     equivalent shares
     outstanding.............................      77,895   78,535    78,535
                                                 --------  -------   -------
                                                 --------  -------   -------
Earnings Per Share:
     Net income
          per share--basic...................      $ 3.28    $ .64   $   .39
                                                 --------  -------   -------
                                                 --------  -------   -------
     Net income
          per share--diluted.................      $ 3.12    $ .60   $   .37
                                                 --------  -------   -------
                                                 --------  -------   -------


NOTE 15 Subsequent Event

     During January 1998, the Company began the repurchase of up to $200 million of its common stock. The repurchase will be funded from the Company's available cash. As of January 30, 1998, the Company had repurchased approximately 2.5 million shares, at an average price of $30.01 per share, for an aggregate amount of $74.6 million.

Report of Independent Accountants

The Board of Directors and Stockholders of
Gulfstream Aerospace Corporation:

     We have audited the consolidated balance sheets of Gulfstream Aerospace Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Gulfstream
Aerospace Corporation and subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
--------------------------
Deloitte & Touche LLP
Atlanta, Georgia
January 30, 1998


Report of Management's Responsibilities

     The management of Gulfstream Aerospace Corporation is responsible for the preparation and integrity of the consolidated financial statements of the Company. The financial statements and notes have been prepared by the Company in accordance with generally accepted accounting principles and, in the judgment of management, present fairly the Company s financial position and results of operations. The financial information contained elsewhere in this annual report is consistent with that in the financial statements. The financial statements and other financial information in this annual report include amounts that are based on management s best estimates and judgments and give due consideration to materiality.

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


/s/ Chris A. Davis
----------------------
Chris A. Davis
Executive Vice President and
Chief Financial Officer
January 30, 1998

Quarterly Financial Results (Unaudited)

    The following table sets forth the unaudited consolidated statement of operating data for each quarter of 1997 and 1996.

    The operating results for any quarter are not indicative of results for any future period.

                                                                                     1997(1)
                                                                  -------------------------------------------------
                                                                       First      Second        Third        Fourth
                                                                  ----------  ----------  -----------    ----------
(In thousands, except deliveries and per share amounts)

Net revenues....................................................  $  375,626    $  522,906    $ 464,036    $  540,926
Gross profit....................................................      70,474        76,010       91,053       108,437
Income from operations..........................................      47,037        45,445       60,668        75,546
Net income......................................................      40,030        39,504      119,088(2)     44,389(2)
Earnings per share:
 Earnings per share--basic......................................  $      .54    $      .53    $     1.61   $     .60
 Earnings per share--diluted....................................  $      .51    $      .50    $      1.54  $     .58

Pro forma (fully taxed)
 Earnings per share--diluted(3).................................  $      .33  $      .32  $       .45      $     .58

Aircraft deliveries (in units):
 Gulfstream IV-SP (green).......................................           5           5            6              6
 Gulfstream V (green)...........................................           6           7            8              8
 Completion.....................................................           5           5            5             11
 Pre-owned aircraft.............................................           1           9            2              2

                                                                                      1996(1)
                                                                   ------------------------------------------------
                                                                        First      Second       Third        Fourth
                                                                   ----------  ----------  ----------    ----------
(In thousands, except deliveries and per share amounts)

Net revenues.....................................................  $  215,063  $  243,609  $  283,834      $    321,207
Gross profit.....................................................      46,791      57,040      61,339          59,289
Income from operations...........................................       6,317       8,615      16,819          18,518
Net income.......................................................       6,077       9,282      17,247          14,359
Earnings per share:
Earnings per share--basic........................................  $      .08  $      .13  $      .23      $      .20
Earnings per share--diluted......................................  $      .08  $      .12  $      .22      $      .18

Pro forma (fully taxed)
 Earnings per share--diluted(3)..................................  $      .05  $      .07  $      .14      $      .11

Aircraft deliveries (in units):
 Gulfstream IV-SP (green)........................................           5           6           9               4
 Gulfstream V (green)............................................          --          --          --               3
 Completion......................................................           6           6           5              10
 Pre-owned aircraft..............................................           3           4           3               6

------------------------

(1) Non-cash compensation expense of $0.5 million, $0.5 million, $0.3 million and $0.3 million was recorded in each of the 1997 quarters, and $0.1 million, $5.1 million, $1.5 million and $0.5 million was recorded in each of the 1996 quarters, respectively, related to the issuance of options to purchase common stock. See Note 10 to the consolidated financial statements.

(2) As described under the caption Income Taxes on page 21, the Company recorded a net income tax benefit of $63.1 million during the third quarter of 1997. During the fourth quarter of 1997, the Company recorded an income tax provision of $26.6 million based on an estimated effective tax rate of 37.5%.

(3) Pro forma (fully taxed) Earnings per sharediluted is presented for all periods assuming an estimated effective tax rate of 37.5%.


Quarterly Common Stock Price Range

                                                                                      1997
                                                                   ------------------------------------------
                                                                       First     Second      Third     Fourth
                                                                   ---------  ---------  ---------  ---------
High.............................................................  $   24.13  $   32.75  $   31.13  $   32.06
Low..............................................................      21.25      21.75      26.00      26.50


                                                                        1996 (Beginning October 10th)
                                                                   ------------------------------------------
                                                                       First     Second      Third     Fourth
                                                                   ---------  ---------  ---------  ---------
High.............................................................         --         --         --    $ 26.00
Low..............................................................         --         --         --      20.75

    Gulfstream Aerospace Corporation's common stock is traded principally on the New York Stock Exchange under the symbol GAC. At March 5, 1998 there were approximately 220 holders of record. The Company has never paid cash dividends on the common stock and does not anticipate paying any cash dividends in the near future.

Selected Financial Data


Fiscal Year                                             1997          1996          1995        1994         1993
----------------------------------------------  ------------  ------------  ------------  ----------  -----------
(In thousands, except per share data)

Income Statement Data
Revenues......................................  $  1,903,494  $  1,063,713  $  1,041,514  $  901,638  $   887,113
Income (loss) from operations(1)..............       228,696        50,269        42,090      43,883  $  (226,773)
Net income (loss).............................       243,011        46,965        28,894      23,564     (275,227)
Earnings per share:
Earnings per share--basic(2)..................          3.28           .64           .39         N/A          N/A
                  --diluted(2)................          3.12           .60           .37         N/A          N/A
                                                ------------  ------------  ------------  ----------  -----------
Balance Sheet Data
Working capital...............................  $    295,811  $    138,091  $    356,976  $  301,913  $   302,369
Total assets..................................     1,473,667     1,313,215       981,253     745,761      799,470
Total debt(3)(4)..............................       380,000       400,000       146,331     178,145      206,145
Total stockholders' equity deficit(3).........        92,757      (188,811)      217,540     188,950      164,395

------------------------

(1) In 1993, the Company recorded a charge for a restructuring plan based upon the Company's reassessment of its business plan and its products from which it has realized improved operating efficiencies, reduced costs and increased overall profitability.

(2) Earnings per share ("EPS") information for 1996 and 1995 is based on historical unadjusted net income divided by pro forma weighted average number of shares. Shares included for basic EPS give retroactive effect to the Recapitalization, the shares issued to option holders upon the exercise of options at the date of the Offering, and the shares issued pursuant to the Offering (all of which are described in Note 10 to the consolidated financial statements) as if such transactions had occurred at the beginning of the period. Diluted EPS further includes the effects of options granted in 1996 and 1995 as if such options had been outstanding for all periods presented. See also Note 14 to the consolidated financial statements for a reconciliation of per share data.

(3) Total stockholders'equity and total debt at December 31, 1996 gives effect to the Recapitalization and Offering which occurred during the fourth quarter 1996. See "Liquidity and Capital" Resources on page 22 of the 1997 Annual Report.

(4) During November 1993, the Company converted $469 million of subordinated debentures (including accrued interest) to 7% Cumulative Preferred Stock in connection with the 1993 recapitalization.

                                      GV flying

                                  [FULL PAGE PICTURE]

     Gulfstream Aerospace Corporation is a leading designer, developer, manufacturer and marketer of the world's most technologically advanced intercontinental business jet aircraft. Gulfstream has developed a range of products and services to meet the aviation needs of its customers, including the Gulfstream IV-SP, the Gulfstream V, Gulfstream Shares, Pre-owned Gulfstream Aircraft and Gulfstream Financial Services. In 1997, Gulfstream delivered its 1,000th aircraft, continuing a tradition of leadership in business aviation which spans forty years. Nearly two-thirds of all large cabin aircraft operated by Fortune 500 corporations bear the Gulfstream name. In addition, 38 governments around the world employ Gulfstream aircraft for a variety of special missions.

Corporate Information


                                     Corporate Offices
                                     Gulfstream Aerospace Corporation
                                     500 Gulfstream Road
                                     Savannah, Georgia 31408
                                     (912) 965-3000

                                     Website
                                     www.gulfstreamaircraft.com

                                     Annual Meeting
                                     9:30 a.m.
                                     May 14, 1998
                                     St. Regis Hotel
                                     Two East 55th Street
                                     New York, New York 10022

                                     Transfer Agent and Registrar
                                     ChaseMellon Shareholder Services, L.L.C.
                                     Overpeck Centre
                                     85 Challenger Road
                                     Ridgefield Park, New Jersey 07660
                                     (800) 526-0801
                                     www.chasemellon.com

                                     Stock Listing
                                     New York Stock Exchange
                                     Symbol "GAC"

                                     Independent Accountants
                                     Deloitte & Touche LLP
                                     100 Peachtree Street
                                     Atlanta, Georgia 30303-1943

                                     Financial Information
                                     Copies of Gulfstream's annual
                                     report and Form 10-K submitted
                                     to the Securities and Exchange
                                     Commission may be obtained
                                     by visiting the Company's website
                                     or by written request to:

                                     Investor Relations
                                     P.O. Box 2206, Mail Stop B-14
                                     Savannah, Georgia 31402-2206

                           Robert J. Collier Trophy

                              [FULL PAGE PICTURE]

                  GULFSTREAM AND THE GULFSTREAM V INDUSTRY TEAM
                    ARE PROUD TO BE THE RECIPIENTS OF THE
                       1997 ROBERT J. COLLIER TROPHY.

------------------------------------------------------------------------------

     Awarded annually by the National Aeronautic Association, the Collier Trophy is recognized as the aviation industry's most prestigious award and honors the year's top aeronautical achievement.

     Gulfstream and the Gulfstream V Industry Team were recognized "for successful application of advanced design and efficient manufacturing techniques, together with innovative international business partnerships, to place into customer service the Gulfstream V -- the world's first ultra-long range business jet."

     Gulfstream joins a distinguished list of past Collier Trophy recipients which includes Orville Wright, Chuck Yeager, John Glenn and Neil Armstrong. The Collier Trophy is on permanent display at the Smithsonian Institute's National Air and Space Museum in Washington, D.C.