Form 10-K, Exhibit 13
period 1998-12-31
GULFSTREAM AEROSPACE CORP
filed 1999-03-29
CIK 715355

GULFSTREAM [Registered Trademark]

                                   Breaking Records

                                       Delivering Results










                             [GRAPHIC OMITTED]
                          [IMAGE OF GULFSTREAM V]











                                      1998 Annual Report

BREAKING RECORDS, DELIVERING RESULTS
1998 was a year of outstanding performance for Gulfstream Aerospace Corporation. The Company achieved a record 90 new aircraft orders plus 18 options, closed the year with a backlog* comprised of 135 Gulfstream IV-SP and Gulfstream V aircraft valued at approximately $4.3 billion, including options, grew earnings per share nearly 80 percent to $3.00 and received aviation's most prestigious award, the Robert J. Collier Trophy for aeronautical excellence. Through the focused execution of our business plan and by adeptly responding to a dynamic competitive environment, Gulfstream solidified its leadership in business aviation and firmly positioned the Company for future growth. Looking ahead, Gulfstream is poised to continue to deliver exceptional shareholder value well into the future.

* Reported financial contract backlog is comprised of 106 aircraft valued at $3.3 billion. This excludes 18 options and 11 aircraft under contract but not yet delivered into the Middle East Shares fractional ownership program. Reported new orders, excluding undelivered aircraft intended for the Middle East Shares program, totaled 79.

FINANCIAL HIGHLIGHTS
                                                     Year ended December 31,
==============================================================================
                                                  1998        1997        1996
==============================================================================
(Dollars in millions, except per
   share amounts and units)
AIRCRAFT DELIVERIES                                 61          51          27
NET REVENUES                                 $ 2,428.0   $ 1,903.5   $ 1,063.7
PRO FORMA FULLY TAXED EPS*                   $    3.00   $    1.68   $    0.37
FINANCIAL CONTRACT BACKLOG**                 $ 3,301.9   $ 2,782.1   $ 3,104.0
CLOSING STOCK PRICE                          $   53.25   $   29.25   $   24.13


*  Diluted EPS, see Notes to the Consolidated Financial Statements.
** Excludes 18 options and 11 Middle East Shares aircraft valued at approximately $1.0 billion.




                             [CHART OMITTED]
                                [BAR GRAPH]

AIRCRAFT DELIVERIES                 CLOSING STOCK PRICE

1996      27                        1996      $24.13
1997      51                        1997      $29.25
1998      61                        1998      $53.25

NET REVENUES                        PRO FORMA FULLY TAXED EARNINGS PER SHARE

1996      $1,063.7                  1996      $0.37
1997      $1,903.5                  1997      $1.68
1998      $2,428.0                  1998      $3.00


On the Front Cover
In 1998, the Gulfstream V continued to break aeronautical records and the Company continued to achieve record-setting operating and financial performance. Gulfstream has now contracted for 136 Gulfstream V aircraft, well before the competing aircraft is in service.

TABLE OF CONTENTS

Letter to Shareholders                                                 2
Delivering Results, Defining the Future                                5
Building a Diversified Product Portfolio to Meet Market Needs          6
Technological Leadership Through Quality, Performance and Reliability  9
Delivering Value-Added Services to Customers Worldwide                12
Sound Strategies, Expert Execution                                    16
Board of Directors                                                    18
Financial Review                                                      19

DEAR SHAREHOLDERS
1998 was another record year for Gulfstream. We exceeded all of our key operating and financial goals and reported the largest number of new aircraft orders in our history, leaving us with a year-end backlog, including options, of 135 aircraft valued at $4.3 billion. Our successful production expansion and strategic acquisition of K-C Aviation positions Gulfstream for increased revenues and earnings into the new millennium. We have never been more confident of our ability to sustain profitable growth and create ongoing shareholder value.

As the Gulfstream V continued to break aeronautical records, we were achieving record-setting operational and financial performance. Revenues increased 28 percent to $2.4 billion while fully taxed earnings per share increased nearly 80 percent to $3.00. We produced and delivered 61 production aircraft, outfitted 54 aircraft and grew our service business by 40 percent.

We used our substantial cash flow to make strategic, value-creating investments and moved decisively to expand our product portfolio. The acquisition of the leading independent large cabin completions and service provider, K-C Aviation, added three facilities and a talented workforce to support the Company's growth in interior outfitting and significantly expand our aircraft services business. This acquisition is accretive to 1999 earnings by approximately $0.10 per share. Early in the year, the Company also announced a $200 million stock repurchase program and proceeded throughout the year to repurchase 5.5 million shares at an average price of $35.81.

Demand for our products was stronger than ever as we successfully continued to expand our markets. The Gulfstream V's exceptional performance led to 40 firm aircraft orders, plus 15 options -- exceeding the number recorded in any year since the aircraft's introduction. Executive Jet ordered 22 Gulfstream Vs (including 12 options) for introduction into the North American Shares program with delivery of aircraft beginning in the year 2000. In addition, this fine product continued to make significant inroads in capturing the government and special mission market. With significant first-to-market advantage, we have now contracted for 136 Gulfstream Vs before the competition has delivered its first aircraft into service.

The Gulfstream IV-SP continues to be the most popular large cabin business jet ever. We took orders for 50 aircraft, plus three options, including a successful expansion of the Gulfstream Shares[Registered Trademark] program into the Middle East with a 12 aircraft contract. Along with the Gulfstream Vs, Executive Jet ordered 14 Gulfstream IV-SPs for the rapidly expanding North American Shares program, resulting in the largest aircraft order in the history of business aviation.

In  1998,  we  created  another  market  expansion   opportunity  with  the
introduction of Gulfstream LeaseSM through a venture with GATX Capital. Once again, Gulfstream is first-to-market with a short-term operating lease product for both the Gulfstream IV-SP and the Gulfstream V. The initial program order was for six aircraft -- five Gulfstream Vs and one Gulfstream IV-SP -- and includes options for three more of each.

The Company also made significant progress toward our goal to penetrate the U.S. and international government special mission market with the Gulfstream V. The United States Air Force took delivery of the first two completed Gulfstream Vs under the VC-X program and ordered two additional Gulfstream Vs. The U.S. Air Force Contract

                             [GRAPHIC OMITTED]
                      [IMAGE OF GULFSTREAM OFFICERS]





GULFSTREAM'S OFFICE OF THE CHIEF EXECUTIVE INCLUDES CHRIS A. DAVIS, THEODORE J. FORSTMANN AND W. W. BOISTURE, JR. (LEFT TO RIGHT)

includes options for up to three more Gulfstream Vs. The government of Kuwait also ordered three Gulfstream Vs. We continue to expect to see more opportunities in government and special mission applications for this great aircraft.

Our two fine aircraft brought in 90 new orders, plus 18 options, in 1998 leaving Gulfstream with 135 aircraft under contract valued at $4.3 billion. Sixty percent of these orders, including options, will deliver from 2000 through 2007. Seventy-six percent of the backlog is in North America, predominantly with Fortune 500 companies and the Gulfstream Shares Program. The remaining 24 percent is international and, with the exception of the Middle East Shares Program, is spread throughout the world with no significant portion in any single economic region.

Gulfstream continued to profitably execute its plan to increase production to meet strong customer demand. In 1998, deliveries of new aircraft increased 20 percent to 61 aircraft and we delivered 54 outfitted aircraft into service. Gross margins improved to 23.6 percent versus 20.0 percent in the prior year as we implemented strategies to improve processes and reduce cycle time.

1998 also saw significant growth in Aircraft Services with the strategic addition of facilities in Dallas, Texas, Appleton, Wisconsin and Westfield, Massachusetts. Revenues for this part of our business increased 40 percent and we now have the capability to service non-Gulfstream mid-size and large cabin aircraft. In addition, this business also includes engine and auxiliary power unit repair and overhaul. This provides us with future growth opportunities, as well as the ability to provide full-service maintenance to customers with multi-aircraft fleets.

In December 1998, we restructured our management team to better meet the needs of Gulfstream's next phase of growth. The newly created Office of the Chief Executive and Ted Forstmann's assumption of the role of Chief Executive Officer reinforces our personal commitments to Gulfstream and positions us to take full advantage of Gulfstream's still enormous growth opportunities. Over the past five years, we have built a strong and deep management team, which has nearly tripled the size of our business. The realignment of the organization and the promotions of several of these key leaders, who have the talent and drive to further expand our market in the years ahead, supports our goal of continuing double-digit earnings growth going forward.

As we enter 1999, the outlook remains excellent with an expected increase in earnings per share of 25 percent. We plan to deliver 65 new aircraft and complete the ramp-up of completions to match the level of production in the future. The Company ended 1998 at the required production rate and level of quality to meet this delivery schedule. We are confident that the progress we have made on production efficiencies will continue and that we have the right team in place to drive those same kind of efficiencies into the completions process.

Including our three new service locations, service revenues are expected to grow at least 20 percent in 1999. The Company now commands approximately 75 percent market share in Gulfstream maintenance services and has the opportunity to grow share in the non-Gulfstream product lines. Profitability in this part of our business is forecasted to improve as the new locations realize the cost advantage of volume purchases from suppliers and the full benefit of the integration is achieved.

Looking ahead, the Company expects at least 15 percent earnings growth in 2000. Much of this earnings growth will be driven by continuing manufacturing improvements in both completions and production, as well as favorable prices on aircraft currently in the backlog.

We will continue to invest for future growth and creation of shareholder value. On March 1, 1999, the Company announced an additional $200 million share repurchase program. This new program reflects our continued strong confidence in Gulfstream's current performance and future growth prospects.

In addition, the Company has plans to invest $30 million in capital equipment and business systems and $15 million in research and development in 1999 to support the revenue and earnings projections at our eight locations and to keep our products at the forefront of technology.

1998 was an exceptional year for Gulfstream, one in which we exceeded our goals in every area of our business and produced significant shareholder return. We are proud of our accomplishments and our 7,700 employees who contributed to Gulfstream's success. The outlook for Gulfstream remains strong and we are confident of our ability to successfully execute our plans for growth.

We are committed to continuing to set the standard for business aviation through excellence in products, service and financial return.


                         /s/ Theodore J. Forstmann
                         THEODORE J. FORSTMANN
                         Chairman of the Board and Chief Executive Officer Chairman, Office of the Chief Executive


/s/ W.W. Boisture, Jr.
W.W. BOISTURE, JR.
President and Chief Operating Officer
Member of the Office of the Chief Executive


/s/ Chris A. Davis
CHRIS A. DAVIS
Executive Vice President and
Chief Financial and Administrative Officer
Member of the Office of the Chief Executive

                            [GRAPHIC OMITTED]
                     [IMAGE OF AIRCRAFT PRODUCTION)





In 1998, Gulfstream produced 61 aircraft, up 20 percent over 1997.

DELIVERING RESULTS, DEFINING THE FUTURE

Gulfstream again delivered more than it promised in 1998. Just as importantly, we took steps to define our future and generate exceptional earnings growth for 1999 and beyond. We achieved record sales and earnings, aggressively expanded distribution channels for our products, significantly expanded our production capacity and service market share through the acquisition of K-C Aviation, realigned our resources to more effectively capitalize on our strengths and expanded our portfolio of services to meet our customers' needs and broaden our sources of revenue. Gulfstream continues to set the standard for business aviation and is well positioned to continue our leadership position well into the future.

BUILDING A DIVERSIFIED PRODUCT PORTFOLIO TO MEET MARKET NEEDS

From Sydney to St. Louis, Gulfstream is known for setting the standard in business aviation. We sustain our reputation for excellence by offering the highest quality, most reliable business aircraft to the most discerning customers -- national and multinational corporations, governments and private individuals. More than 900 Gulfstream aircraft are in service today -- connecting cities and people and making commerce prosper in 50 countries on six continents. Our growing and diverse customer base spans the spectrum of industry -- from household names to emerging enterprises. Two-thirds of all U.S. Fortune 500 companies operating large cabin business jets -- including all of the top ten -- and 34 governments operate Gulfstream aircraft. In addition, more than half of all Gulfstream buyers are repeat customers -- a distinct advantage in today's competitive market. Overall, Gulfstream leads the large cabin category of business jets with approximately 60 percent market share.

A number of factors fueled the strong demand for the Gulfstream IV-SP and the ultra-long range Gulfstream V. Foremost is the fact that Gulfstream aircraft are proven to be the world's most technologically advanced, reliable and safe business aircraft. Customers look to our aircraft to provide a level of safety, security and convenience unavailable on commercial airlines. And they view our products as an indispensable business tool that offers an opportunity to gain an advantage in a highly competitive worldwide market. Independent surveys taken in 1997 found that, among corporations operating business aircraft, 100 percent of senior management, more than 60 percent of middle managers and over 40 percent of sales professionals use these products in the normal course of business. In fact, corporate jets are considered a significantly more productive work environment than commercial airlines.

In 1998, we aggressively took steps to capitalize on our leadership position, leverage the Gulfstream brand, expand access to our markets and meet our customers' changing needs. By being first to market with product, service and financing innovations, we now offer more customers than ever the opportunity to experience the value of the Gulfstream brand with transportation solutions provided by Gulfstream products.

Gulfstream Shares is the industry's most successful large cabin fractional ownership program with 80 aircraft now under contract. In 1998, we expanded the program to include the Gulfstream V aircraft and introduced Gulfstream IV-SP fractional ownership into the Middle East. More than 100 new customers have joined the Gulfstream family as part of the Shares program since its launch in 1995.

Introduced in 1998, Gulfstream Lease is the first short-term operating lease program available in business aviation. By requiring no capital investment and offering lease terms ranging from two to five years at competitive rates, Gulfstream Lease offers a flexible new approach to aircraft operation.

Gulfstream Financial Services Corporation (GFSC) offers flexible financing solutions tailored to individual customer needs. Through private label relationships with financing providers, GFSC has financed over $400 million since 1996.

To provide service for Gulfstream operators, the Company operates a network of service centers, authorized warranty providers and parts depots in eight countries, as well as worldwide field service representatives. To assist customers in fulfilling their charter needs, Gulfstream introduced Gulfstream Charter ServicesSM in 1998. Gulfstream also now offers Gulfstream Management ServicesSM which provides comprehensive flight crew, hangar and aircraft maintenance management for customers.

As our products, services and fleet of Gulfstream aircraft have grown, we have made strategic investments to support this growth. We used our strong cash flow to acquire K-C Aviation, the industry's leading independent provider of aircraft completions services, with facilities in Appleton, Wisconsin, Dallas, Texas and Westfield, Massachusetts. This $250 million acquisition gives Gulfstream two critical competitive advantages. First, it offers the opportunity to increase the number of aircraft interiors we complete to match production levels and meet customer demand. Second, it expands our service and maintenance capacity and positions the Company to grow our service revenues for both Gulfstream and other mid-size and large cabin aircraft.




                            [GRAPHIC OMITTED]
                            [IMAGE OF RUNWAY]

                            [GRAPHICS OMITTED]
                    [IMAGES OF GULFSTREAM IV-SP AND V]



Gulfstream now offers multiple opportunities for customers to fly in the Gulfstream IV-SP, the world's best-selling, large cabin business jet, and the Gulfstream V, the world's first ultra-long range business aircraft. Customers can now benefit from these fine aircraft through the Gulfstream Shares fractional ownership program, Gulfstream Lease short-term operating leases or direct purchase of an entire aircraft.

                            [GRAPHIC OMITTED]
            [IMAGE OF TEST FACILITY AND TEST FACILITY EMPLOYEE]



Gulfstream's Integrated Test Facility ensures high quality aircraft systems integration in the manufacturing process.

TECHNOLOGICAL LEADERSHIP THROUGH QUALITY, PERFORMANCE AND RELIABILITY

THE GULFSTREAM V

The Gulfstream V, the world's first ultra-long range business aircraft, continued to exceed expectations in 1998. Orders for this revolutionary aircraft totaled 55 in 1998, including 15 options. By year-end, we had sold 136 Gulfstream Vs, a very powerful start for a new aircraft certified by the Federal Aviation Administration less than two years ago. Early in the year, the Gulfstream V was recognized with American aviation's greatest honor -- the Robert J. Collier Trophy. Also in 1998, the record flight of the Gulfstream V from Washington, D.C. to Dubai, United Arab Emirates was recognized among the "Ten Most Memorable Flights in 1997".

Like all preceding Gulfstream aircraft, the Gulfstream V represents the standard of performance, reliability, safety and comfort against which other aircraft are measured. Cruising effortlessly at speeds up to Mach
0.885 or nearly 600 miles per hour, the Gulfstream V can fly 6,500 nautical miles at 51,000 feet -- high above weather and commercial aircraft traffic. While renowned for its ultra-long range capabilities, the Gulfstream V is equally well suited to short-range missions -- New York to Chicago, Paris to Milan, Hong Kong to Bejing. With a proven ability to take off and land at more airports than any aircraft in its class, the Gulfstream V offers its owners unsurpassed flexibility. In every aspect, this record-setting aircraft continues to exceed customer expectations and outperform the competition.

The  Gulfstream  V  also  offers   unparalleled   versatility  in  interior
furnishings and equipment, as well as expanded baggage capacity. It is the only aircraft in its class to provide 100 percent fresh air in the cabin and maintain a constant 6,000 foot cabin pressure -- effectively minimizing the wear and tear effects common in long distance commercial airline travel.

The Gulfstream V's flexible operating capability, altitude, high speed, and ultra-long range has led to its rapid acceptance as a special mission aircraft for government and military use. To date, the United States Government has ordered four Gulfstream V aircraft and holds options for up to three additional aircraft.

In late 1998, two Gulfstream V aircraft entered service with the United States Air Force (USAF) 89th Airlift Wing, also known as the Presidential Wing. Designated VC-X or C-37A, these specially outfitted Gulfstream Vs provide worldwide transportation for senior government officials and dignitaries. Also in 1998, the U.S. Army's Priority Air Transport Squadron ordered a Gulfstream V for outfitted delivery in the fourth quarter of 1999. In early 1999, the USAF ordered an additional aircraft for use by the Commanders In Chief of the Unified Commands. Gulfstream will provide technical and logistic support, spare parts and overhaul services to the Department of Defense in support of these aircraft.

Outside the United States, the Gulfstream V is also recognized as an exceptional special mission aircraft. In 1998, the Government of Kuwait purchased three Gulfstream V aircraft to provide worldwide airlift and unprecedented ultra-long range medical evacuation capabilities.



                            [GRAPHIC OMITTED]
            [IMAGE OF AIRCRAFT FUSELAGE IN MANUFACTURING]

THE GULFSTREAM IV-SP

In 1998, the Gulfstream IV-SP further solidified its leadership position in the large cabin, long range business aircraft market segment. Fifty-three aircraft were ordered in 1998, including three options, bringing the total number of Gulfstream IV/IV-SP aircraft sold to 423. This remarkable aircraft continues to outsell its nearest competitor by a two-to-one margin.

The continued strong demand for the Gulfstream IV-SP attests to its extraordinary ability to perform on demand, at unmatched levels of safety and comfort. Its 4,220 nautical mile range is enough to connect Chicago and Madrid, London and Dubai, Hong Kong and Perth, and Buenos Aires and Cape Town. Like the Gulfstream V, the Gulfstream IV-SP flies high above commercial air traffic at 45,000 feet and offers a 100 percent fresh air environmental control system with a constant cabin pressure of 6,500 feet, well below the 8,000 foot cabin pressure of commercial airliners travelling at 35,000 feet.

Its record of performance, reliability and flexibility also makes the Gulfstream IV-SP a preferred platform for special purpose missions ranging from medical evacuation, scientific and weather research and military surveillance to V.I.P. transport. Nearly 50 Gulfstream IV/IV-SP aircraft support government and military needs in 21 countries around the world.

Looking ahead, we expect the Gulfstream IV-SP to remain the leader in large cabin, long range business aviation. The aircraft's digital design will readily incorporate new advances in avionics, electronics and telecommunications while its airframe and engine combination offers unparalleled performance.


CUSTOMIZED INTERIORS

Gulfstream  aircraft  appeal to a wide  spectrum of customers  because they combine exceptional technical performance with flexible, high quality interior designs. Today, Gulfstream has achieved its goal of providing interiors for every aircraft it produces. Gulfstream aircraft can be outfitted as a virtual office just as readily as an airborne hospital emergency room with state-of-the-art life support equipment. Characteristics like these provide a significant advantage for Gulfstream customers.

To increase completions capacity consistent with the Company's accelerated production plan, Gulfstream acquired K-C Aviation, the industry's leading
independent  provider  of  aircraft  completions  and  service,   from  the
Kimberly-Clark Corporation in August, 1998 for approximately $250 million. This strategic acquisition gave Gulfstream additional facilities and equipment for interior completions, as well as an experienced and talented team of 1,200 employees. Gulfstream now completes aircraft interiors at five locations -- Appleton, Wisconsin, Brunswick, Georgia, Dallas, Texas, Long Beach, California and Savannah, Georgia.

To help drive cost efficiencies while continuing to provide the industry's highest quality completions, Gulfstream is aggressively integrating the best practices across all locations into the overall interior design and production process.

In 1998, Gulfstream also opened a new $8.5 million, 60,000 square foot, state-of-the-art paint facility at its Long Beach, California location. Combined with paint facilities at Appleton, Dallas and Savannah, Gulfstream is positioned to increase the number of aircraft completed per year and attract large maintenance and interior refurbishment jobs.





GULFSTREAM'S TEAM OF TALENTED AND DEDICATED CRAFTSPEOPLE PRODUCE THE INDUSTRY'S HIGHEST QUALITY CUSTOM INTERIORS.

                            [GRAPHIC OMITTED]
          [IMAGES OF AIRCRAFT INTERIORS AND COMPLETION EMPLOYEES]

DELIVERING VALUE-ADDED SERVICES TO CUSTOMERS WORLDWIDE

Gulfstream has taken significant steps to meet the changing needs of its customers and expand the market for its products. The result is a broad portfolio of products and services that leverage the brand and strategically position the Company to be the first choice provider of transportation solutions for customers worldwide.


SUCCESSFULLY EXPANDING PRODUCT OFFERINGS

Gulfstream has expanded the market for the Gulfstream IV-SP and Gulfstream V aircraft by creating new distribution channels. Innovative programs such as Gulfstream Shares and Gulfstream Lease offer customers an opportunity to gain the advantage of a Gulfstream without the investment required for full aircraft purchase.

Gulfstream Shares, a program offering fractional ownership interests in Gulfstream aircraft, is a key contributor to Gulfstream's growth.
Introduced in 1995 in conjunction with Executive Jet (EJ), Gulfstream Shares offers the opportunity to own one-eighth, one-quarter and one-half shares in Gulfstream aircraft. To date, more than 100 owners -- including many first-time aircraft operators -- have joined the Gulfstream family through this program. Nearly half of Gulfstream Shares customers did not previously own an aircraft and over 85 percent have never owned a Gulfstream. Eighteen Gulfstream IV-SPs are currently in service in the Shares program.

The Gulfstream Shares program grew substantially in 1998. In October, EJ placed the largest order in business aviation's history for 14 Gulfstream IV-SP and 10 Gulfstream V aircraft plus options for 12 additional Gulfstream Vs. Valued at approximately $1.3 billion including a maintenance services arrangement, this agreement expanded the Gulfstream IV-SP program and added the ultra-long range Gulfstream V in North America. Now customers that require the extended range and high-performance capabilities of the Gulfstream V for only a portion of their transportation needs can cost-effectively acquire a share of this asset.

At the end of 1998, 68 aircraft valued at $2 billion, including the options, were under contract with EJ for the Gulfstream Shares program in North America. Deliveries of these aircraft extend through 2007.

1998 marked further success for the Gulfstream Shares concept as we introduced a fractional ownership program into the Middle East with the sale of 12 Gulfstream IV-SP aircraft valued at $335 million to a group of Middle East investors. The first aircraft will go into operational service late in the second quarter of 1999. Gulfstream will provide technical, sales and marketing support while the operation of the fleet will be managed by EJ. We continue to see future expansion opportunities for the Gulfstream Shares program in other regions around the world.

In September 1998, we introduced Gulfstream Lease, the industry's first short-term operating lease program. Created in conjunction with GATX Capital, a diversified international financial services corporation, Gulfstream Lease provides greater flexibility and ease of entry to customers by eliminating the up-front capital investment and offering lease terms from two to five years at competitive rates. Emerging growth companies, enterprises with short-term projects such as manufacturing expansion or the integration of an acquisition, companies with off-balance sheet financing requirements or companies awaiting delivery of a new
Gulfstream aircraft may find this a valuable alternative to aircraft ownership.

The newly formed Gulfstream GATX Leasing Company is owned 85 percent by GATX Capital and 15 percent by Gulfstream. Gulfstream will provide sales, marketing and aircraft maintenance services and GATX will provide account management services for the program.




                            [GRAPHIC OMITTED]
                            [IMAGE OF AIRCRAFT]

                            [GRAPHIC OMITTED]
                  [IMAGE OF AIRCRAFT, HANGAR AND MEETING]



In 1998, Gulfstream successfully expanded the Gulfstream Shares program to include the Gulfstream V aircraft and the Middle East region.

                            [GRAPHIC OMITTED]
                  [IMAGE OF AIRCRAFT ENGINE AND MECHANIC]



Gulfstream now offers service for Gulfstream aircraft at six North American locations. The Company also services Hawker, Falcon and Challenger aircraft at three locations: Appleton, Wisconsin, Dallas, Texas and Westfield, Massachusetts.

                            [GRAPHIC OMITTED]
                             [IMAGE OF PEOPLE]



To launch Gulfstream Lease, the venture signed contracts valued at more than $400 million for five Gulfstream V, one Gulfstream IV-SP and options for three Gulfstream V and three Gulfstream IV-SP aircraft. The first aircraft will be delivered into service at the end of 1999.



24 HOURS-A-DAY CONVENIENCE FOR OUR CUSTOMERS

The purchase of a Gulfstream aircraft is the first step in building a long-term relationship with our customer. The Company has service centers in Appleton, Wisconsin, Brunswick, Georgia, Dallas, Texas, Long Beach, California, Savannah, Georgia and Westfield, Massachusetts, as well as a network of worldwide Gulfstream-authorized service warranty centers and parts depots available to service aircraft maintenance needs. By focusing on the customer and improving turn times, we have increased our market share in service successfully over the past three years. Today, we service three out of every four Gulfstream aircraft in operation. Revenues for Gulfstream's Aircraft Services business increased 40 percent in 1998 to $281.8 million, including the impact of the acquisition of the Appleton, Dallas and Westfield facilities.

As the worldwide Gulfstream fleet continues to increase, Aircraft Services provides important growth opportunities for the Company. The acquisition of the Appleton, Dallas and Westfield facilities supports the expansion of this strategic business and allows Gulfstream to offer convenient coast-to-coast service in the United States. Gulfstream also will now service Hawker, Falcon and Challenger business jets at the new locations, an advantage for customers whose aircraft fleets include a variety of aircraft models. The acquisition also strongly establishes the Gulfstream name in the engine and auxiliary power unit service market. Over the longer term, Gulfstream expects to use its expanded capacity to provide paint and refurbishment services to mid-size and large cabin aircraft operators, an important differentiating feature in attracting large maintenance contracts.

To help customers manage maintenance costs, Gulfstream offers a comprehensive, nose-to-tail maintenance program with guaranteed hourly costs. Gulfstream ServiceCareSM covers virtually every part, component, assembly and system on the aircraft for a ten-year period.

In 1998, Gulfstream introduced Gulfstream Charter Services to assist our customers in chartering Gulfstream aircraft. Gulfstream Charter Services monitors availability of Gulfstream aircraft for charter, ensuring that the charter aircraft adhere to strict standards, are operated by a qualified crew and reflect, as much as possible, personal preferences in comfort and in-flight service.

Gulfstream Management Services simplifies aircraft ownership by offering flight operations and maintenance services for Gulfstream customers. Offered through an alliance with Chrysler Pentastar Aviation, a world leader in aviation service and support, Gulfstream Management Services provides crew, hangar facilities, dispatch scheduling and maintenance management. It is the ideal solution for customers who want the benefits of owning a Gulfstream without the accompanying complexities of fleet management. It is also expected to appeal to customers leasing an aircraft on a short-term basis through Gulfstream Lease.

SOUND STRATEGIES, EXPERT EXECUTION

Five years ago, Gulfstream established a vision to "Set the Standard for Business Aviation through Excellence in Products, Services and Financial Return." Our strategy was clear -- to bring the Gulfstream V to market well ahead of the competition, to capitalize on the success of the Gulfstream IV-SP and to offer new products and services to meet our customers' changing needs.

We have successfully executed our strategy and significantly grown revenues and earnings while expanding our sources of revenue to provide for future growth. By focusing on our core competencies, maintaining technical leadership in our products and driving process improvements across all business areas, we realized a nearly 80 percent increase in earnings in 1998 to $3.00 per share and expect to grow earnings an additional 25 percent in 1999 to $3.75 per share.

Gulfstream increased production from 27 aircraft in 1996 to 61 aircraft in 1998 and we expect to deliver 65 new aircraft in 1999. This production increase was accomplished with a capital investment of approximately $35 million. In addition to our revenue growth, the increase in earnings has been realized through cost productivity on Gulfstream IV-SP and Gulfstream V coproduction. In 1998, the manufacturing hours to build the Gulfstream IV-SP and the Gulfstream V were reduced by 14 percent and 27 percent, respectively. We will continue to focus on driving cost efficiencies and quality through process improvements developed by cross-functional teams working together to meet our goals. We expect to see margin expansion going forward as we apply this same approach to our completions and service businesses.

We plan to invest $15 million annually in research and development over the next several years to ensure that our products remain at the forefront of technological advancement. These investments will be primarily focused on the integration of useful technology into the Gulfstream IV-SP and the Gulfstream V while seeking ways to continuously improve the reliability and the cost of operations for these outstanding products.

We are also focused on sustaining a culture based on teamwork and entrepreneurial spirit. We will continue to lead our employees in an environment supported by these values:

     o We take personal and professional pride in the integrity, quality and safety of products and services we sell and provide to our customers.

     o We expect to treat each other and our customers with the greatest respect.

     o  We work diligently, supportively and safely as "One Team."

     o We are committed to achieving excellent business performance for our shareowners.

     o We are committed to sustaining an action-oriented environment of continuous improvement, risk taking and personal integrity.

As we look forward, Gulfstream is well positioned for continued growth with a broader set of product offerings -- the Gulfstream IV-SP, the Gulfstream V, Gulfstream Shares, Gulfstream Lease, Gulfstream Worldwide Service, Gulfstream Financial Services, Gulfstream Pre-Owned Aircraft, Gulfstream Charter Services and Gulfstream Management Services -- which will provide transportation solutions to customers worldwide. We have never been more confident in our ability to sustain profitable growth and create ongoing shareholder value.



OVER THE PAST FIVE YEARS, GULFSTREAM HAS BUILT A STRONG MANAGEMENT TEAM WHICH HAS NEARLY TRIPLED THE SIZE OF THE BUSINESS AND HAS THE TALENT AND DRIVE TO EXPAND OUR MARKETS IN THE YEARS AHEAD.

                            [GRAPHIC OMITTED]
                   [IMAGE OF GULFSTREAM LEADERSHIP TEAM]



          GULFSTREAM NOW OFFERS A BROAD RANGE OF TRANSPORTATION
                           PRODUCTS AND SERVICES

 GULFSTREAM LEASE                                   GULFSTREAM SHARES

GULFSTREAM WORLDWIDE        [GRAPHIC OMITTED]      GULFSTREAM PRE-OWNED
      SERVICE             [IMAGES OF GULFSTREAM V        AIRCRAFT
                            & GULFSTREAM IV-SP]
                         GULFSTREAM CHARTER SERVICES

GULFSTREAM FINANCIAL                               GULFSTREAM MANAGEMENT
      SERVICES                                            SERVICES

                        GULFSTREAM CHARTER SERVICES

BOARD OF DIRECTORS

[GRAPHIC OMITTED]
[IMAGE OF R. ANDERSON]
Robert Anderson
Chairman Emeritus
Rockwell International Corporation

[GRAPHIC OMITTED]
[IMAGE OF C. L. BEERS]
Charlotte L. Beers
Chairman
J. Walter Thompson

[GRAPHIC OMITTED]
[IMAGE OF T. D. BELL, JR.]
Thomas D. Bell, Jr.
Chairman & Chief Executive Officer
Young & Rubicam Advertising

[GRAPHIC OMITTED]
[IMAGE OF W. W. BOISTURE, JR.]
W. W. Boisture, Jr.
President & Chief Operating Officer
Gulfstream Aerospace Corporation

[GRAPHIC OMITTED]
[IMAGE OF C. A. DAVIS]
Chris A. Davis
Executive Vice President &
Chief Financial & Administrative Officer
Gulfstream Aerospace Corporation

[GRAPHIC OMITTED]
[IMAGE OF L. FORESTER]
Lynn Forester
Co-Chief Executive Officer
FirstMark Communications
International L.L.C.

[GRAPHIC OMITTED]
[IMAGE OF N. C. FORSTMANN]
Nicholas C. Forstmann
Founding General Partner
Forstmann Little & Co.

[GRAPHIC OMITTED]
[IMAGE OF T. J. FORSTMANN]
Theodore J. Forstmann
Chairman & Chief Executive Officer
Gulfstream Aerospace Corporation
Founding General Partner
Forstmann Little & Co.

[GRAPHIC OMITTED]
[IMAGE OF S. J. HORBACH]
Sandra J. Horbach
General Partner
Forstmann Little & Co.

[GRAPHIC OMITTED]
[IMAGE OF J. T. JOHNSON]
James T. Johnson
Former President & Chief Operating Officer
Gulfstream Aerospace Corporation

[GRAPHIC OMITTED]
[IMAGE OF H. A. KISSINGER]
Henry A. Kissinger
Chairman
Kissinger Associates, Inc.
Former U.S. Secretary of State

[GRAPHIC OMITTED]
[IMAGE OF D. LEWIS]
Drew Lewis
Former Chairman & Chief Executive Officer
Union Pacific Corporation

[GRAPHIC OMITTED]
[IMAGE OF M. H. MCCORMACK]
Mark H. McCormack
Chairman, President & Chief Executive Officer
International Management Group

[GRAPHIC OMITTED]
[IMAGE OF B. T. MOSS]
Bryan T. Moss
Vice Chairman
Gulfstream Aerospace Corporation

[GRAPHIC OMITTED]
[IMAGE OF M. S. OVITZ]
Michael S. Ovitz
CKE Investments
Artists Management Group

[GRAPHIC OMITTED]
[IMAGE OF A. E. PAULSON]
Allen E. Paulson
Chairman Emeritus
Gulfstream Aerospace Corporation

[GRAPHIC OMITTED]
[IMAGE OF R. S. PENSKE]
Roger S. Penske
Chairman
Penske Corporation

[GRAPHIC OMITTED]
[IMAGE OF C. L. POWELL]
Colin L. Powell
Chairman, America's Promise --
The Alliance for Youth
Former Chairman, U.S. Joint Chiefs of Staff

[GRAPHIC OMITTED]
[IMAGE OF G. R. ROCHE]
Gerard R. Roche
Chairman
Heidrick & Struggles, Inc.

[GRAPHIC OMITTED]
[IMAGE OF D. H. RUMSFELD]
Donald H. Rumsfeld
Chairman
Gilead Sciences, Inc.
Former U.S. Secretary of Defense

[GRAPHIC OMITTED]
[IMAGE OF G. P. SHULTZ]
George P. Shultz
Former U.S. Secretary of State

[GRAPHIC OMITTED]
[IMAGE OF R. S. STRAUSS]
Robert S. Strauss
Founder & Partner
Akin, Gump, Strauss, Hauer & Feld
Former U.S. Ambassador to Russia

                        FINANCIAL TABLE OF CONTENTS
==============================================================================

          Management's Discussion & Analysis                20
          Consolidated Statements of Income                 26
          Consolidated Balance Sheets                       27
          Consolidated Statements of Stockholders' Equity   28
          Consolidated Statements of Cash Flows             29
          Notes to Consolidated Financial Statements        30
          Independent Auditors' Report                      39
          Report of Management's Responsibility             39
          Quarterly Financial Results                       40
          Quarterly Common Stock Price Range                40
          Selected Financial Data                           41
          Corporate Information                             41

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS

Gulfstream is recognized worldwide as a leading designer, developer, manufacturer and marketer of intercontinental business aircraft. The Company operates principally in three segments: New Aircraft, Aircraft Services and Pre-Owned Aircraft. Within New Aircraft, the Company's current product offerings are the Gulfstream IV-SP, the Gulfstream V, Gulfstream Shares (fractional ownership interest in Gulfstream IV-SPs and Gulfstream
Vs), and Gulfstream Lease. Also, the Company's financial services subsidiary, Gulfstream Financial Services Corporation, through private label relationships with third-party aircraft financing providers, offers customized products to finance the worldwide sale of Gulfstream aircraft. Within its Aircraft Services segment, the Company offers aftermarket maintenance services, spare parts, and engine and auxiliary power unit service and overhaul for both Gulfstream and other business aircraft. The Company's Pre-Owned Aircraft segment markets and sells pre-owned Gulfstream aircraft and other business aircraft, acquired in trade, to a worldwide market.

The  following   discussion   should  be  read  in  conjunction   with  the
Consolidated Financial Statements and Notes thereto beginning on page 26, which are included herein.

ACQUISITION OF K-C AVIATION

On August 19, 1998, the Company completed the acquisition of K-C Aviation, Inc. for approximately $250 million, including acquisition costs. The acquisition is a key part of Gulfstream's growth strategy and has allowed the Company to obtain a skilled workforce, as well as add capacity to accelerate its aircraft completions business, diversify and grow its aircraft maintenance and parts business, and strongly establish the Gulfstream name in the aircraft engine service market.

K-C Aviation was a leading provider of business aviation services and the largest independent completion center for business aircraft in North America. In addition to custom aircraft interiors, K-C Aviation was the second largest independent aircraft engine service center in the United States and also offers maintenance services, spare parts, auxiliary power unit service, avionics retrofit, non-destructive testing and component overhaul.

The purchase of K-C Aviation was funded primarily from existing cash balances, and due to the timing of the closing of the transaction, also from the revolving credit facility. The acquisition has been accounted for as a purchase, and the purchase price exceeded the fair value of net assets acquired by approximately $178 million. The discussion and analysis that follows reflects the combined results from the date of the acquisition.

RESULTS OF OPERATIONS

The following sets forth certain statistical data concerning the Company's deliveries, orders and financial contract backlog for new aircraft.

                                  1998       1997      1996
============================================================
Units delivered
during period:
  Gulfstream IV-SP                 32         22         24
  Gulfstream V                     29         29          3
============================================================
  Total green deliveries           61         51         27
Units ordered during period:
  Gulfstream IV-SP                 39         39         44
  Gulfstream V                     40          7         21
============================================================
  Total orders                     79         46         65
Units in backlog at end
of period:
  Gulfstream IV-SP (1)             50         43         27
  Gulfstream V (2)                 56         45         67
============================================================
  Total backlog
 (in units) (3)                   106         88         94

Estimated backlog
(in billions) (3)               $ 3.3      $ 2.8      $ 3.1

----------------------
(1) Net of one cancellation in 1997, which relates to an order placed in that year.
(2) Net of one cancellation in 1996, which relates to an order placed in a prior year.
(3) Backlog and orders exclude 11 Middle East Shares contracts. See discussion of Financial Contract Backlog on page 24.

The  Company  recognizes  revenue  for the sale of a new  "green"  aircraft
(i.e., before exterior painting and installation of customer-selected interiors and optional avionics) when that aircraft is delivered to the customer. Revenues from completion services are recorded when the outfitted aircraft is delivered to the customer. Revenues on all other products and services, including pre-owned aircraft, are recognized when such products are delivered or such services are performed. Generally, aircraft deliveries remain relatively smooth throughout a year. However, aircraft deliveries can vary significantly depending upon the timing of contract execution and final customer acceptance. Accordingly, the Company's revenues can vary significantly from quarter to quarter.

TOTAL COMPANY REVENUES AND GROSS MARGIN

In 1998, total Company revenues increased by $524.5 million to $2,428.0 million from $1,903.5 million in 1997. In 1997, total Company revenues increased $839.8 million from $1,063.7 million in 1996. The increase in revenues is principally attributable to the increase in new aircraft deliveries to 61 in 1998 from 51 in 1997 and 27 in 1996. The Company's 1998 results of operations include revenues of K-C Aviation from the date of acquisition, totaling $84.9 million, a portion of which resulted from the delivery of eight non-Gulfstream completions. Cost of sales of the acquired business includes a non-cash acquisition-related charge of $7.2 million for the fair value step-up related to the sale of inventories. Excluding pre-owned aircraft, which generally are sold at or near break-even levels, and the non-cash inventory step-up, the Company's gross margin percentage for 1998 was 23.6% compared to 20.0% for 1997 and 24.8% in 1996.

NET REVENUES

[GRAPHIC OMITTED]
[BAR GRAPH]

1996           $1,063.7
1997           $1,903.5
1998           $2,428.0



The following table displays net revenues and segment gross margin for the Gulfstream Aerospace Corporation reportable segments for each of the three years in the period ended December 31, 1998, which correspond to the segment information presented in Note 15 to the consolidated financial statements.

NET REVENUES                 1998          1997          1996
===============================================================
(Dollars in millions)
New Aircraft             $ 1,909.0     $ 1,492.0     $   740.5
Aircraft Services            281.8         201.1         169.9
Pre-Owned Aircraft           237.2         210.4         153.3
                         --------------------------------------
  Total Net Revenues     $ 2,428.0     $ 1,903.5     $ 1,063.7
                         ======================================


SEGMENT GROSS MARGIN         1998          1997          1996
===============================================================
(Dollars in millions)
New Aircraft             $   464.3     $   297.5     $   193.9
Aircraft Services             53.7          45.0          36.5
Pre-Owned Aircraft            11.4           8.2          (1.7)
                         --------------------------------------
  Segment  Gross Margin  $   529.4     $   350.7     $   228.7
                         ======================================

NEW AIRCRAFT

New Aircraft segment revenues have continued to grow over the last three years, reaching $1,909.0 million in 1998, after increasing to $1,492.0 million in 1997 from $740.5 in 1996. This represents a 27.9% increase in 1998 over 1997 and a twofold increase in 1997 compared with 1996. The overall growth in New Aircraft revenues is primarily due to the increasing level of production to meet expanded product demand. See also "Financial Contract Backlog". In 1998, the New Aircraft segment delivered a total of 61 green aircraft, including both Gulfstream IV-SPs and Gulfstream Vs, compared to 51 in 1997 and 27 in 1996. The increase in 1998 over 1997 is driven by delivery of 10 additional Gulfstream IV-SP aircraft. The increase in 1997 over 1996 is driven by delivery of 26 additional Gulfstream V aircraft, which commenced delivery in December 1996.

The gross margins for New Aircraft were $464.3 million, $297.5 million, and $193.9 million for 1998, 1997 and 1996, respectively. Gross margin percentage increased to 24.3% in 1998 from 19.9% in 1997 but declined from 26.2% in 1996. The increase in gross margin percentage in 1998 is primarily attributable to reductions in new aircraft production costs. The decline in gross margin percentage in 1997 is primarily attributable to the introduction of the Gulfstream V aircraft into production and the higher costs experienced in 1997 associated with the early stages of Gulfstream V production and completions.

AIRCRAFT SERVICES

Revenues for Aircraft Services increased 40.1% to $281.8 million in 1998 from $201.1 million in 1997. In 1997 Aircraft Services revenues increased 18.4% over 1996. Contributing to the revenue increase in 1998 was $57.4 million of revenues resulting from the acquisition of K-C Aviation. The continuing growth in Aircraft Services revenue from 1996 to 1998 is directly related to the Company's success in significantly increasing market share.

Gross margin percentages for Aircraft Services were 19.1% in 1998, a decrease from 22.4% in 1997, after increasing from 21.5% in 1996. The decrease in gross margins in 1998 from 1997 resulted principally from lower levels of gross margins realized on revenues from the acquired K-C Aviation business. The increase in 1997 compared with 1996 is primarily attributable to improved operating performance.

PRE-OWNED AIRCRAFT

Pre-Owned Aircraft revenues were $237.2 million in 1998, $210.4 million in 1997 and $153.3 million in 1996. These increases represent 12.7% growth in 1998 over 1997 compared to a 37.2% increase from 1996 to 1997. This increase in revenue year over year is a function of the volume of units delivered and the mix of aircraft sold (i.e., Gulfstream IIs, IIIs, and IVs, etc.).

Gross margins for the Pre-Owned Aircraft segment can vary from year to year depending on the mix of aircraft sold and current market conditions. Generally, gross margins on pre-owned aircraft sales have been at or near break-even, with 1998 gross margins reflecting favorable market conditions.

Selling and Administrative Expense
% of Net Revenues

[GRAPHICS OMITTED]
[BAR GRAPH]

1996           9.3%
1997           5.1%
1998           5.0%



SELLING AND ADMINISTRATIVE EXPENSE. Selling and administrative expense increased by $23.8 million, or 24.4%, to $121.3 million in 1998 from $97.5 million in 1997. Selling and administrative expense decreased $2.0 million in 1997 from $99.5 million in 1996. As a percentage of net revenues, selling and administrative expenses decreased slightly to 5.0% in 1998 from 5.1% in 1997 and 9.3% in 1996. Expenses were higher in 1998 due principally to increased levels of sales and marketing expenses and administrative costs associated with the acquisition of K-C Aviation. Expenses were higher in 1996 due principally to the level of advertising and marketing expense associated with the certification and initial customer deliveries of the Gulfstream V.

STOCK OPTION COMPENSATION EXPENSE. Non-cash compensation charges related to stock options were $6.9 million in 1998, $1.6 million in 1997 and $7.2 million in 1996. The 1998 expense includes $5.8 million related to modification of certain prior grants in connection with the retirement of a senior executive during the fourth quarter.

RESEARCH AND DEVELOPMENT EXPENSE. Research and development expense was $10.0 million in 1998, relatively unchanged from the $10.8 million incurred in 1997, and significantly below the $58.1 million incurred in 1996. Research and development expense decreased during 1998 and 1997 from 1996 principally as a result of the substantial completion of the Gulfstream V development program. Research and development expense for 1997 and 1996 are net of credits of $10.0 million and $8.0 million, respectively, for launch assistance funds received from suppliers participating in the development of the Gulfstream V. Research and development expenditures in 1999 and the near-term future are expected to stem principally from product improvements and enhancements, rather than new aircraft development.

AMORTIZATION OF INTANGIBLES AND DEFERRED CHARGES. This non-cash expense includes amortization of goodwill and other intangible assets consisting of aftermarket service and aftermarket product support, as well as deferred financing charges related to the Company's pre-existing and new bank credit facilities. Amortization of intangibles and deferred charges were $9.3 million for 1998, $7.3 million in 1997 and $9.4 million in 1996. The increase in 1998 was a result of additional goodwill amortization directly attributable to the acquisition of K-C Aviation. The decrease in 1997 from 1996 was a result of the accelerated amortization in 1996 of financing charges associated with the Company's prior bank credit facilities, which were repaid in October 1996. Amortization will increase in 1999 as a result of a full year of amortization attributable to the acquisition.

INTEREST INCOME AND EXPENSE. Interest income decreased by $4.2 million to $7.3 million in 1998 from $11.5 million in 1997. Interest income decreased $3.1 million in 1997 from $14.6 million in 1996. The decrease in both periods was a result of lower average cash balances the Company had invested compared to the previous year. For 1998, this was principally as a result of cash used for the Company's 1998 share repurchase program and the acquisition of K-C Aviation. Interest expense consists almost entirely of interest paid on long-term borrowings under the Company's bank credit facilities. Interest expense decreased to $28.0 million for 1998 from $31.2 million in 1997. Interest expense increased $13.3 million from $17.9 million in 1996. This decrease in 1998 was due to a decrease in average borrowings, as well as lower average borrowing costs of 7.3% in 1998 versus 7.7% in 1997. The increase in 1997 from 1996 was due principally to an increase in average borrowings. See "Liquidity and Capital Resources".

INCOME TAXES. The Company recorded income tax expense of $126.7 million for 1998, based on an annual effective tax rate of 36.0% as compared to an income tax benefit of $33.9 million in 1997. No provision for income taxes was recorded in 1996, principally due to the utilization of net operating loss carryforwards. The Company, in estimating its ability to realize the benefit of its net deferred tax assets, considers both positive and negative evidence and gives greater weight to evidence that is objectively verifiable. As a result of numerous factors including, but not limited to, recent earnings trends and the size of its financial contract backlog, the Company currently believes that its net deferred tax asset is more likely than not to be realized. In the third quarter of 1997, the Company released its deferred tax valuation allowance, totaling $94.2 million. Of this amount, $29.4 million related to the exercise of stock options and was credited to additional paid-in capital and $64.8 million was recorded as a one-time non-cash income tax benefit. During the fourth quarter of 1997, the Company recorded a provision for income taxes based on its overall estimated effective tax rate of 37.5%. The Company's net operating loss carryforward for regular federal income tax purposes at December 31, 1997 was approximately $65.0 million, which was fully utilized during 1998.

EARNINGS PER SHARE. The Company reported diluted earnings per share of $3.00 for 1998 compared to diluted earnings per share of $3.12 for 1997 and diluted earnings per share of $0.60 in 1996. On a pro forma basis, assuming an effective tax rate of 37.5%, the Company's diluted earnings per share would have been $1.68 and $0.37 for 1997 and 1996, respectively.


Pro Forma (Fully Taxed)
Earnings per Share

[GRAPHICS OMITTED]
[BAR GRAPH]

1996           $0.37
1997           $1.68
1998           $3.00

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity needs arise principally from working capital requirements, capital expenditures, principal and interest payments on long-term debt (including the revolving credit facility), and the Company's share repurchase program described below. During 1998, the Company also acquired K-C Aviation. During 1998 and 1997, the Company relied on its available cash balances and, in 1998, its revolving credit facility to fund these needs.

The Company had cash and cash equivalents totaling $38.1 million at December 31, 1998, down from $306.5 million at December 31, 1997. This decrease is attributable to the acquisition of K-C Aviation during the third quarter of 1998 and the Company's share repurchase program.

In January 1998, the Company established a program to repurchase up to $200 million of its common stock. As of December 31, 1998, approximately 5.5 million shares, at an average price of $35.81 per share, had been repurchased under this plan for an aggregate amount of approximately $198.5 million.

On March 1, 1999, the Company established a program to repurchase up to an additional $200 million of its common stock. The purchases will be made from time to time in the open market or through negotiated transactions as market conditions warrant.

Net cash generated by operating activities was $194.7 million, $120.4 million and $243.4 million in 1998, 1997, and 1996, respectively. The increase in 1998 from 1997 was primarily due to the increase in income before income taxes. The reduction in 1997 from 1996 was primarily due to the decrease in customer progress payments associated with new aircraft in backlog.

During the third quarter of 1998, the Company, together with GATX Capital Corporation, a diversified international financial services company, formed Gulfstream GATX Leasing Company to provide an operating lease program to customers in the large cabin, long range business aircraft market. Gulfstream GATX Leasing Company is owned 85% by GATX Capital and 15% by Gulfstream.

During the year ended December 31, 1998, additions to property and equipment amounted to $27.0 million. Additions to property and equipment were $26.7 million in 1997 and $16.2 million in 1996. Additions in 1998 include approximately $2.0 million of property and equipment acquired to upgrade existing equipment at the newly acquired locations. As a result of both continued production level increases and the acquisition of K-C Aviation, the Company plans to spend approximately $30.0 million for property and equipment in 1999. The increased level of spending of $10.5 million in 1997 over 1996 primarily related to the Company's strategic initiative to increase its annual production rate to 65 aircraft by 1999, a twofold increase over its 1996 annual production rate. At December 31, 1998, the Company was not committed to the purchase of any significant amount of property and equipment. The Company continually monitors its capital spending in relation to current and anticipated business needs. As circumstances dictate, facilities are added, consolidated, or modernized.

In May 1998, certain stockholders of the Company completed the sale of 18 million shares of common stock in a secondary offering (the "Secondary"). The Company did not receive any of the proceeds from the sale of shares in the Secondary. In connection with the Secondary, certain current and former directors and employees of, and advisors to, the Company exercised stock options to purchase, in the aggregate, approximately 2.9 million shares of common stock from the Company for an aggregate exercise price of approximately $27.4 million, after deducting issuance costs. The Company used the proceeds from these exercises for working capital purposes.

On October 16, 1996, Gulfstream Delaware Corporation, a wholly owned subsidiary of the Company, entered into a $650 million credit facility (the "Credit Agreement"). The Credit Agreement consists of a $400 million term loan facility and a $250 million revolving credit facility. A portion of the revolving credit facility, in an amount not to exceed $150 million, may be used (to the extent available) for standby and commercial letters of credit, and up to $200 million of the revolving credit facility will be available to the Company for borrowings. In addition, up to $20 million of the revolving credit facility may be used for swing line loans. The revolving credit facility expires September 30, 2002 with any amounts outstanding due on that date. While the Company utilized the revolving credit facility during 1998, there were no amounts outstanding under the revolving credit facility on December 31, 1998. The Credit Agreement contains customary affirmative and negative covenants including restrictions on the ability of the Company and its subsidiaries to pay cash dividends, as well as financial covenants, under which the Company must operate. As of December 31, 1998, the Company was in compliance with the covenants contained in the Credit Agreement, but was prohibited from paying dividends. Payments under the term loan facility were $75.0 million in 1998, and scheduled repayments are $75.0 million in each of the years 1999 through 2001 and $80.0 million in 2002.

On November 30, 1998, the Company issued notes totaling $56 million secured by three pre-owned aircraft used as core fleet in the Gulfstream Shares Program. The notes underlying the agreement have substantially identical terms and are repayable in consecutive monthly installments of principal commencing December 31, 1999, with a final maturity on November 30, 2008; aggregate principal payments for each of the following years are as follows: 1999 -- $0.3 million; 2000 through 2007 -- $3.1 million; 2008 --
$30.6 million.

The Company's principal source of liquidity both on a short- and long-term basis is cash flow provided from operations, including customer progress payments and deposits on new aircraft orders. However, the Company may borrow against the Credit Agreement or through other available borrowing vehicles to supplement cash flow from operations. The Company believes, based upon its analysis of its consolidated financial position, its cash flow during the past 12 months and its expected results of operations in the future, that operating cash flow and available borrowings under the Credit Agreement and other available borrowing vehicles will be adequate to fund operations, capital expenditures, debt service, and the Company's share repurchase program for at least the next 12 months. The Company intends to repay its remaining indebtedness primarily with cash flow from operations. There can be no assurance, however, that future industry-specific developments or general economic trends will not adversely affect the Company's operations or its ability to meet its cash requirements.

As of December 31, 1998, in connection with orders for 21 Gulfstream V aircraft in the backlog, the Company has offered customers trade-in options (which may or may not be exercised by the customer) under which the Company will accept trade-in aircraft (primarily Gulfstream IVs and IV-SPs) at a guaranteed minimum trade-in price. Additionally, in connection with recorded sales of new aircraft, at December 31, 1998, the Company has agreed to accept pre-owned aircraft totaling $209.9 million. Management believes that the fair market value of all such aircraft exceeds the specified trade-in value.

The Company is party to an agreement with the Pension Benefit Guaranty Corporation (the "PBGC") concerning funding of the Company's defined benefit pension plans. Pursuant to this agreement, the Company contributed $25.0 million during 1998 and has agreed to contribute a total of $25.0 million annually (to be paid quarterly in equal installments) for 1999 and 2000 to its pension plans, which payments are expected to result in such plans being fully funded. The payments to be made under this agreement were already part of the Company's overall financial planning, and therefore, are not expected to have a material adverse effect on the Company's financial statements. The funding required under this agreement will not result in any increase in the Company's annual pension expense.

The Company is currently engaged in the monitoring and cleanup of certain groundwater at its Savannah facility under the oversight of the Georgia Department of Natural Resources. Expenses incurred for cleanup have not been significant. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. The Company believes the remainder of the Savannah facility, as well as other Gulfstream properties, are being carefully monitored and are in substantial compliance with current federal, state and local environmental regulations. The Company believes the liabilities, if any, that will result from the above environmental matters will not have a material adverse effect on its financial statements.

The Company is involved in tax audits by the Internal Revenue Service covering the years 1990 through 1994. The revenue agent's reports include several proposed adjustments involving the deductibility of certain compensation expense, items relating to the initial capitalization of the Company, the allocation of the original purchase price for the acquisition by the Company of the Gulfstream business, including the treatment of advance payments with respect to and the cost of aircraft that were in backlog at the time of the acquisition, and the amortization of amounts allocated to intangible assets. The Company believes that the ultimate resolution of these issues will not have a material adverse effect on its financial statements because the financial statements already reflect what the Company currently believes is the expected loss of benefit arising from the resolution of these issues.

FINANCIAL CONTRACT BACKLOG

At December 31, 1998, the Company had a financial contract backlog of approximately $3.3 billion, representing a total of 50 contracts for Gulfstream IV-SPs, and 56 contracts for Gulfstream Vs, compared with $2.8 billion at the end of 1997, representing a total of 43 contracts for Gulfstream IV-SPs and 45 contracts for Gulfstream Vs. Including the 11 undelivered aircraft in the Middle East Shares contract, which have been excluded from the Company's financial contract backlog, the Company had a total of 117 aircraft, valued at approximately $3.6 billion of potential future revenues, under contract at December 31, 1998. This excludes 18 options valued at $0.7 billion. The increase in backlog from 1997 is driven by the high demand for the Company's products.

During the third quarter of 1998, Gulfstream GATX Leasing Company executed agreements to purchase five Gulfstream Vs and one Gulfstream IV-SP, valued at approximately $210 million, with deliveries from 1999 through 2001. It also executed options to purchase three Gulfstream Vs and three Gulfstream IV-SPs, valued at approximately $200 million, with potential deliveries from 2001 through 2004.

During the first quarter of 1998, the Company signed a $335 million contract for 12 Gulfstream IV-SPs to expand its highly successful Gulfstream Shares fractional ownership program to the Middle East region. The first green aircraft delivery for the Middle East Shares Program occurred during the third quarter of 1998. The remaining 11 undelivered aircraft are not included in the Company's financial contract backlog. In 1993, the Company established very stringent deposit requirements for recording aircraft into its backlog. The contract for the Middle East Shares expansion includes modestly different deposit requirements early in the program. The Company has decided for the initial phase of the program to record these orders into backlog when the aircraft are delivered.

As of December 31, 1998, the Company had contracted to deliver to Executive Jet 44 Gulfstream IV-SPs and 12 Gulfstream Vs in connection with North American Gulfstream Shares program plus options for additional 12 Gulfstream Vs. Of these, 18 Gulfstream IV-SPs are in service, with the remaining 50 Gulfstream IV-SPs and Gulfstream Vs to be delivered through 2007.

The Company includes an order in financial contract backlog only if the Company has entered into a purchase contract (with no contingencies) with the customer and has received a significant (generally non-refundable) deposit from the customer. In total, approximately 50% of the Company's contractual backlog is scheduled for delivery beyond 1999.

Financial Contract Backlog

[GRAPHICS OMITTED]
[BAR GRAPH]

1996      $3,104.0
1997      $2,782.1
1998      $3,301.9

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

A portion of the Company's Gulfstream V contracts contain an adjustment in the purchase price to account for inflation. Such adjustments are generally capped at an aggregate of 3% per year. These adjustments are intended to minimize the Company's cost risk associated with the small portion of material contracts which are not under long-term agreements.

YEAR 2000 READINESS

As part of the Company's initiatives, begun in 1996, to increase production rates and coproduce the Gulfstream IV-SP and Gulfstream V, the Company has, and continues to, upgrade and replace business systems and facility infrastructure. These initiatives help to reduce the potential impact of the Year 2000 issue on the Company's operations.

In addition, the Company has implemented a Year 2000 Compliance Plan designed to ensure that all other hardware, software, systems, and products with microprocessors relevant to the Company's business are not adversely affected by the Year 2000 issue. The Company has established a formal program office under the leadership of a senior level executive to manage the assessment and implementation of the Plan objectives. The program is reviewed regularly with executive management.

Gulfstream has reviewed all current production components and systems installed in the Gulfstream IV-SP and Gulfstream V aircraft and has found no issues. Older aircraft which are no longer under warranty have also been reviewed and some require minor component modifications. This information has been made available to Gulfstream operators. Gulfstream intends to substantially complete Year 2000 compliance remediation and testing by the first quarter 1999, with some activities continuing through the remainder of 1999. Gulfstream has completed approximately 85% of its Year 2000 program plan for products and infrastructure. Confirmation of Year 2000 plans for all significant suppliers has also been completed. Supplier Year 2000 compliance monitoring will continue through year-end 1999 and into the year 2000.

The Company currently estimates the total costs of these efforts incurred during the years 1997 through 1999 to be approximately $3.5 million. In addition, some non-compliant systems will be eliminated as the company installs Year 2000 compliant software in connection with its ongoing integrated resource planning project. The cost of this effort has been included in the company's capital projections discussed above under the caption "Liquidity and Capital Resources".

The Company does not believe that the implementation of this Year 2000 Compliance Plan will have a material effect on the Company's business operations, financial condition, liquidity or capital resources. Management of the Company believes it has an effective program in place to address the Year 2000 issue in a timely manner. As a component of the Year 2000
Compliance Plan, the Company is developing contingency plans to mitigate the effects of potential problems experienced by it or its key suppliers or governmental agencies in the timely implementation of its Year 2000 Compliance Plan. Nevertheless, since it is not possible to anticipate all future outcomes, especially when third parties are involved, there could be circumstances in which the Company's operations would be adversely affected.

The   statements  in  this  section   constitute  a  "Year  2000  Readiness
Disclosure" under the Year 2000 Information and Readiness Disclosure Act to the extent provided therein.

OUTLOOK

Based on its strong backlog and continued product demand, Gulfstream plans to increase production to 65 new aircraft in 1999. With this increased production and continuing margin improvements, the Company expects 1999 diluted earnings per share of $3.75, a 25% increase over 1998. The Company also expects diluted EPS in 2000 to increase by at least 15%.

FORWARD-LOOKING  INFORMATION  IS  SUBJECT TO RISK AND  UNCERTAINTY

Certain statements contained in this "Management's Discussion and Analysis of Financial Condition and Results of Operations," including the statements under the heading "Outlook," as well as other statements elsewhere in this Annual Report to Stockholders, contain forward-looking information. These forward-looking statements are subject to risks and uncertainties. Actual results might differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Exhibit 99 to the Company's Securities and Exchange Commission filings.

CONSOLIDATED STATEMENTS OF INCOME

                                                Year ended December 31,
                                        ---------------------------------------
                                             1998         1997          1996
-------------------------------------------------------------------------------
(In thousands, except per share amounts)

Net revenues                            $ 2,427,958   $ 1,903,494   $ 1,063,713
Cost and expenses
  Cost of sales                           1,907,749     1,557,520       839,254
  Selling and administrative                121,294        97,499        99,452
  Stock option compensation expense           6,908         1,640         7,186
  Research and development                   10,030        10,792        58,118
  Amortization of intangibles and
    deferred charges                          9,285         7,347         9,434
                                        ---------------------------------------
   Total costs and expenses               2,055,266     1,674,798     1,013,444
                                        ---------------------------------------
     Income from operations                 372,692       228,696        50,269
Interest income                               7,280        11,532        14,605
Interest expense                            (27,959)      (31,159)      (17,909)
                                        ---------------------------------------
     Income before income taxes             352,013       209,069        46,965
Income tax expense (benefit)                126,725       (33,942)          ---
                                        ---------------------------------------
     Net income                         $   225,288   $   243,011   $    46,965
                                        =======================================
Earnings per share:
     Basic                              $      3.08   $      3.28   $       .64
     Diluted                            $      3.00   $      3.12   $       .60
                                        =======================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

                                                             December 31,
                                                      -------------------------
                                                         1998           1997
-------------------------------------------------------------------------------
(In thousands, except for share amounts)

ASSETS
Cash and cash equivalents                             $   38,149     $  306,451
Accounts receivable (less allowance for
  doubtful accounts: $2,525 and $1,144)                  263,959        177,228
Inventories                                              729,874        629,876
Deferred income taxes                                     17,132         33,795
Prepaids and other assets                                  6,494         11,318
                                                      -------------------------
   Total current assets                                1,055,608      1,158,668

Property and equipment, net                              166,777        134,611
Tooling, net of accumulated
  amortization: $15,220 and $7,680                        36,415         43,471
Goodwill, net of accumulated
  amortization: $11,268 and $8,433                       213,906         38,957
Other intangible assets, net                              45,414         50,485
Deferred income taxes                                     22,011         32,950
Other assets and deferred charges                         74,003         14,525
                                                      -------------------------
Total Assets                                          $1,614,134     $1,473,667
                                                      =========================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current portion of long-term debt                     $   75,262     $   75,000
Accounts payable                                         182,040        147,618
Accrued liabilities                                      170,681         93,798
Customer deposits                                        488,218        546,441
                                                      -------------------------
   Total current liabilities                             916,201        862,857
Long-term debt                                           285,738        305,000
Accrued postretirement benefit cost                      115,154        115,405
Customer deposits -- long-term                            94,445         88,075
Other long-term liabilities                                6,916          9,573

Stockholders' equity
  Common stock, $.01 par value;
    300,000,000 shares authorized;
    shares issued: 89,818,774 and 86,522,089                 898            865
  Additional paid-in capital                             444,301        370,258
  Accumulated deficit                                       (672)      (225,960)
  Accumulated other comprehensive income                  (2,441)          (762)
  Unamortized stock plan expense                             (52)        (1,155)
  Less: Treasury stock: 17,244,581 and
    11,978,439 shares                                   (246,354)       (50,489)
                                                      -------------------------
   Total stockholders' equity                            195,680         92,757
                                                      -------------------------

Total Liabilities and Stockholders' Equity            $1,614,134     $1,473,667
                                                      =========================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                  Accumulated
                                                                                     Other   Unamortized             Total
                                                             Additional             Compre-     Stock                Stock-
                                       Preferred   Common     Paid-In  Accumulated  hensive     Plan     Treasury   holders'
                                         Stock     Stock      Capital    Deficit    Income     Expense     Stock     Equity
-----------------------------------------------------------------------------------------------------------------------------
(In thousands)

BALANCE AS OF JANUARY 1, 1996          $468,938     $523     $210,631   $(410,613) $(1,450)     $---     $(50,489)  $217,540
Net income for fiscal 1996                                                 46,965                                     46,965
Minimum pension liability adjustment                                                   (14)                             (14)
                                                                                                                   ---------
  Total comprehensive income                                                                                          46,951
                                                                                                                   ---------
Repurchase of preferred stock          (468,938)                                                                    (468,938)
Dividends paid on preferred stock                                        (105,323)                                  (105,323)
Issuance of compensatory
  common stock options                                          9,618                          (9,618)                   ---
Amortization of stock plan expense                                                              7,186                  7,186
Conversion of common stock                            (8)           8                                                    ---
Stock Split of 1.5 for 1                             258         (258)                                                   ---
Common stock offering, net of expenses                46       99,557                                                 99,603
Exercise of common stock options                      40       14,130                                                 14,170
                                      --------------------------------------------------------------------------------------
BALANCE AS OF DECEMBER 31, 1996             ---      859      333,686    (468,971)  (1,464)    (2,432)    (50,489)  (188,811)
Net income for fiscal 1997                                                243,011                                    243,011
Minimum pension liability adjustment                                                   702                               702
                                                                                                                   ---------
  Total comprehensive income                                                                                         243,713
                                                                                                                   ---------
Issuance of compensatory
  common stock options                                            363                            (363)                   ---
Amortization of stock plan expense                                                              1,640                  1,640
Tax benefit of exercised
  common stock options                                         33,682                                                 33,682
Exercise of common stock options                       6        2,527                                                  2,533
                                      --------------------------------------------------------------------------------------
BALANCE AS OF DECEMBER 31, 1997             ---      865      370,258    (225,960)    (762)    (1,155)    (50,489)    92,757
Net income for fiscal 1998                                                225,288                                    225,288
Minimum pension liability
  adjustment, net of tax of $1,464                                                  (1,679)                          (1,679)
                                                                                                                   ---------
  Total comprehensive income                                                                                         223,609
                                                                                                                   ---------
Modification of common stock options                            5,805                                                  5,805
Amortization of stock plan expense                                                              1,103                  1,103
Exercise of common stock options
  with the offering, net of expenses                  26       25,331                                       2,044     27,401
Tax benefit of exercised
  common stock options                                         39,551                                                 39,551
Exercise of common stock options                       7        3,356                                         558      3,921
Purchase of treasury stock                                                                               (198,467)  (198,467)
                                      --------------------------------------------------------------------------------------
BALANCE AS OF DECEMBER 31, 1998        $    ---     $898     $444,301   $    (672) $(2,441)   $   (52)  $(246,354)  $195,680
                                      ======================================================================================
See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   Year ended December 31,
                                              ---------------------------------
                                                 1998        1997        1996
-------------------------------------------------------------------------------
(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                    $ 225,288   $ 243,011   $  46,965
Adjustments to reconcile net income
   to net cash provided by operating
   activities:
  Acquisition related non-cash items              7,195         ---         ---
  Depreciation and amortization                  34,851      33,022      26,910
  Postretirement benefit cost                     7,438       6,700       6,684
  Non-cash stock option
     compensation expense                         6,908       1,640       7,186
  Provision for loss (recovery)
     on pre-owned aircraft                          ---      (1,600)      1,000
  Deferred income taxes                          62,803     (37,867)        ---
  Other, net                                       (243)      1,428         417
  Change in assets and liabilities,
     net of acquired assets
     and liabilities:
   Accounts receivable                          (47,210)    (39,978)    (55,029)
   Inventories                                  (55,370)     26,961    (263,112)
   Prepaids, other assets and
      deferred charges                          (53,498)     (5,080)     (5,578)
   Accounts payable and
      accrued liabilities                        96,439         763     102,551
   Customer deposits                            (72,940)   (109,443)    432,365
   Other long-term liabilities                  (16,957)        864     (56,956)
                                             ----------------------------------
Net Cash Provided by Operating Activities       194,704     120,421     243,403
                                             ==================================
CASH FLOWS FROM INVESTING ACTIVITIES
Payment for business acquired                  (248,887)        ---         ---
Investment in unconsolidated affiliate           (1,260)        ---         ---
Expenditures for property and equipment         (26,955)    (26,692)    (16,167)
Expenditures for tooling                           (594)     (2,984)     (2,085)
Proceeds from sales of assets                       835           1          28
                                             ----------------------------------
Net Cash Used in Investing Activities          (276,861)    (29,675)    (18,224)
                                             ==================================
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock              ---         ---      99,603
Proceeds from exercise of common
   stock options                                 31,322       2,533      14,170
Repurchase of preferred stock                       ---         ---    (468,938)
Dividends  paid on preferred stock                  ---         ---    (105,323)
Proceeds  from  issuance of
   long-term  debt                               56,000         ---     400,000
Principal payments on long-term debt            (75,000)    (20,000)   (146,331)
Payment of financing costs                          ---         ---      (8,500)
Purchase of treasury stock                     (198,467)        ---         ---
                                             ----------------------------------
Net Cash Used in Financing Activities          (186,145)    (17,467)   (215,319)
                                             ----------------------------------
CASH AND CASH EQUIVALENTS
Net increase (decrease) during the year        (268,302)     73,279       9,860
Cash and cash equivalents, beginning of year    306,451     233,172     223,312
                                             ----------------------------------
Cash and Cash Equivalents, End of Year        $  38,149   $ 306,451   $ 233,172
                                             ==================================

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

Gulfstream is primarily engaged in the design, development, production and sale of large business jet aircraft. The Company is also engaged in a number of related businesses, including: product support and services for customer-owned aircraft, which include maintenance services and replacement parts for both Gulfstream and non-Gulfstream aircraft; engine and auxiliary power unit service and overhaul; and the sale of pre-owned aircraft. The majority of the Company's aircraft are sold to domestic and multinational corporations and domestic and foreign governments.

BASIS OF CONSOLIDATION AND USE OF ESTIMATES

The consolidated financial statements include the accounts of the Company and majority-owned subsidiaries, all of which are wholly owned. Material intercompany balances and transactions have been eliminated in consolidation. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions and estimates that directly affect the amounts reported in the consolidated financial statements. Significant estimates for which changes in the near term are considered reasonably possible and that may have a material effect on the financial statements are addressed in these notes to the consolidated financial statements.

REVENUE RECOGNITION

Contracts for new aircraft are segmented between the manufacture of the "green" aircraft (i.e., before exterior painting and installation of customer-selected interiors and optional avionics) and its completion. Sales of new Gulfstream green aircraft are recorded as deliveries are made to the customer prior to the aircraft entering the completion process. With respect to completed aircraft, any costs related to parts to be installed and services to be performed under the contract, after the delivery of the aircraft, which are not significant, are included as cost of sales at the time of the sale of the new aircraft. Sales of all other products and services, including pre-owned aircraft, are recognized when delivered or the service is performed.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of highly liquid financial instruments which have maturities of less than three months. The Company places its temporary cash investments with high credit quality financial institutions.

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

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and depreciated by the straight-line method over their estimated useful lives ranging from 15 to 40 years for buildings and improvements and four to 20 years for all other property and equipment. The cost of maintenance and repairs is charged to operations as incurred; significant renewals and betterments are capitalized.

TOOLING

Tooling is stated at cost and represents primarily production tooling relating to the Gulfstream V aircraft program. Tooling associated with the Gulfstream V is amortized to cost of sales on a unit basis over the first 200 units of the Gulfstream V program.

INTANGIBLES AND OTHER ASSETS

Goodwill, including goodwill arising from the 1998 acquisition of K-C Aviation, is being amortized using the straight-line method over 40 years. Other intangible assets consisting of aftermarket service and product support (i.e., customer lists) are being amortized on a straight-line basis over the expected useful lives which range from 10 to 21 years. The costs of obtaining bank financing have been included in other assets and deferred charges and are being amortized over the lives of the related bank borrowings.

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

CONCENTRATIONS  OF CREDIT

Financial instruments which may potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade and contract receivables. Approximately 14.0% and 32.0%, respectively, of accounts receivable outstanding at December 31, 1998 and 1997 are represented by a contract receivable associated with the sale of multiple aircraft to one customer. Generally, contract receivables are satisfied prior to delivery of the outfitted aircraft. In the normal course of business the Company performs ongoing credit evaluations of its customers' financial position, and for trade receivables, generally requires no collateral from its customers. Overall, credit risks with respect to trade receivables are limited due to the Company's large number of customers and their dispersion across many industries and geographic regions.

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

NOTE 2 BUSINESS ACQUISITION

On August 19, 1998, the Company completed the acquisition of K-C Aviation, Inc. for approximately $250 million, including acquisition costs. K-C
Aviation was a leading provider of business aviation services and the largest independent completion center for business aircraft in North America. In addition to custom aircraft interiors, K-C Aviation was the second largest independent aircraft engine service center in the United States and offered maintenance services, spare parts, auxiliary power unit service, avionics retrofit, non-destructive testing and component overhaul.

The purchase of K-C Aviation was funded primarily from existing cash balances, and due to the timing of the closing of the transaction, also from the revolving credit facility.

The acquisition has been accounted for as a purchase, and accordingly, the operating results of K-C Aviation have been included in the Company's consolidated financial statements since the date of acquisition. The purchase price exceeded the fair value of net assets acquired by approximately $178 million. In connection with the acquisition, the Company assumed $51.2 million in liabilities.

The following unaudited pro forma summary presents the combined results of operations of the Company and K-C Aviation, as if the acquisition had occurred at the beginning of fiscal 1998 and 1997. The pro forma amounts give effect to certain adjustments, including the amortization of goodwill and inventory step-up, reduced interest income from cash utilized to complete the acquisition and the related income tax effects.

The pro forma consolidated results are not indicative of results that would have occurred had the acquisition been in effect for the periods presented, nor are they indicative of the results that are expected in the future.

Year ended December 31,                                1998          1997
---------------------------------------------------------------------------
(In millions, except per share amounts)

Pro forma net revenues                             $  2,551.2    $  2,090.6
Pro forma income before  income taxes                   346.2         198.5
Pro forma net income                                    221.6         236.4
Pro forma earnings per share:
  Basic                                            $     3.03    $     3.19
  Diluted                                                2.95          3.03

NOTE 3 INVENTORIES

Inventories consisted of the following at:

December 31,                                           1998          1997
---------------------------------------------------------------------------
(In thousands)

Work in process                                    $  359,212    $  330,155
Raw materials                                         190,890       134,973
Vendor progress payments                               85,605        60,606
Pre-owned aircraft                                     94,167       104,142
                                                   ------------------------
                                                   $  729,874    $  629,876
                                                   ========================

NOTE 4 PROPERTY AND EQUIPMENT

The major categories of property and equipment consisted of the following at:

December 31,                                           1998          1997
---------------------------------------------------------------------------
(In thousands)

Land                                               $    4,409    $    4,109
Buildings and improvements                            126,580       101,836
Machinery and equipment                               150,797       130,491
Construction in progress                                8,385         9,074
                                                   ------------------------
Total                                                 290,171       245,510
Less accumulated depreciation                        (123,394)     (110,899)
                                                   ------------------------
                                                   $  166,777    $  134,611
                                                   ========================

NOTE 5 OTHER INTANGIBLE ASSETS

Other intangible assets are comprised of the following at:

December 31,                                           1998          1997
---------------------------------------------------------------------------
(In thousands)

Aftermarket - Service Center                       $   15,000    $   15,000
Aftermarket - Product Support                          75,000        75,000
                                                   ------------------------
Total                                                  90,000        90,000
Less accumulated amortization                         (44,586)      (39,515)
                                                   ------------------------
                                                   $   45,414    $   50,485
                                                   ========================

NOTE 6 INCOME TAXES

The components of income tax expense (benefit) consisted of the following:

Year ended December 31,                                1998          1997
---------------------------------------------------------------------------
(In thousands)

Current                                            $   63,922    $    3,925
Deferred                                               62,803        26,934
Decrease in valuation allowance                           ---       (64,801)
                                                   ------------------------
Income tax expense (benefit)                       $  126,725    $  (33,942)
                                                   ========================

Although the Company recorded net income during 1996, no provision for income taxes was recorded, principally as a result of utilization of net operating loss carryforwards. The Company made income tax payments of $4.4 million, $4.8 million and $0.3 million for 1998, 1997 and 1996, respectively. The Company's provision for income taxes differed from the amount computed by applying the U.S. federal income tax rate as follows:

Year ended December 31,                                1998          1997
---------------------------------------------------------------------------
(In thousands)

Statutory federal tax rate                         $  123,205    $   73,174
Foreign Sales Corporation tax benefit                  (5,614)       (1,888)
State income tax provision                              9,056         1,605
Decrease in valuation allowance                           ---       (64,801)
Net operating loss carryforwards                          ---       (43,613)
Other provision adjustments                                78         1,581
                                                   ------------------------
Income tax expense (benefit)                       $  126,725    $  (33,942)
                                                   ========================

The tax effects of significant components of the Company's deferred tax assets and liabilities are as follows:

December 31,                                           1998          1997
---------------------------------------------------------------------------
(In thousands)

DEFERRED TAX ASSETS RELATED TO:
Postretirement benefits                            $   43,183    $   43,386
Tax credit carryforwards                               16,049         7,037
Warranty reserves                                      12,569         9,199
Net operating loss carryforwards                          ---        24,500
Intangible assets                                         ---         7,031
Other                                                   7,567         9,114
                                                   ------------------------
                                                       79,368       100,267
                                                   ========================

DEFERRED TAX LIABILITIES RELATED TO:
Property and equipment,
  principally due to basis difference                 (14,826)      (17,392)
Inventory                                             (11,295)       (9,147)
Pension and other employee benefits                    (7,648)       (6,236)
Intangible assets                                      (2,053)          ---
Other                                                  (4,403)         (747)
                                                   ------------------------
                                                      (40,225)      (33,522)
                                                   ------------------------
Net deferred tax assets                            $   39,143    $   66,745
                                                   ========================

At December 31, 1998, the Company had available tax credit carryforwards for regular federal income tax purposes of approximately $6.3 million which will expire beginning in 2009.

During the third quarter ended September 30, 1997, as a result of numerous factors, including, but not limited to the Company's earnings trends and the size of its financial contract backlog, the Company determined that its net deferred tax asset is more likely than not to be realized, and released its deferred tax valuation allowance, totaling $94.2 million. Of this amount, $29.4 million related to the exercise of stock options was credited to additional paid-in capital and the remainder, $64.8 million, was recorded as a one-time, non-cash income tax benefit.

The Company is involved in tax audits by the Internal Revenue Service covering the years 1990 through 1994. The revenue agent's reports include several proposed adjustments involving the deductibility of certain compensation expense, items relating to the initial capitalization of the Company, the allocation of the original purchase price for the acquisition by the Company of the Gulfstream business, including the treatment of advance payments with respect to the cost of aircraft that were in backlog at the time of the acquisition, and the amortization of amounts allocated to intangible assets. The Company believes that the ultimate resolution of these issues will not have a material adverse effect on its financial statements because the financial statements already reflect what the Company currently believes is the expected loss of benefit arising from the resolution of these issues.

NOTE 7 ACCRUED LIABILITIES

Accrued liabilities are comprised of the following at:

December 31,                                           1998          1997
---------------------------------------------------------------------------
(In thousands)

Income taxes                                       $   51,615    $      ---
Employee compensation and benefits                     36,954        33,245
Accrued warranty                                       32,017        23,844
Uncompleted work on delivered aircraft                 20,798        11,098
Other                                                  29,297        25,611
                                                   ------------------------
                                                   $  170,681    $   93,798
                                                   ========================

NOTE 8 LONG-TERM DEBT

Long-term debt consisted of the following at:

December 31,                                           1998          1997
---------------------------------------------------------------------------
(In thousands)

Notes payable                                      $   56,000    $      ---
Term loans                                            305,000       380,000
                                                   ------------------------
                                                      361,000       380,000
Less current portion                                  (75,262)      (75,000)
                                                   ------------------------
                                                   $  285,738    $  305,000
                                                   ========================

On November 30, 1998, the Company issued notes totaling $56 million secured by three pre-owned aircraft used as core fleet in the Gulfstream Shares Program. The notes underlying the agreement have substantially identical terms and are repayable in consecutive monthly installments of principal commencing December 31, 1999 with a final maturity on November 30, 2008; aggregate principal payments for each of the following years are as follows: 1999 -- $0.3 million; 2000 through 2007 -- $3.1 million; 2008
-- $30.6 million. Interest is payable monthly from November 30, 1998, and is based on LIBOR plus 1.4%.

On October 16, 1996, the Company entered into a long-term credit agreement under which the lenders who are parties to the credit agreement made available to the Company a $400 million term loan facility and a $250 million revolving credit facility. A portion of the revolving credit facility, in an amount not to exceed $150 million, may be used (to the extent available) for standby and commercial letters of credit, and up to $200 million of the revolving credit facility will be available to the Company for borrowings. Concurrent with entering into the credit agreement, the Company repaid all amounts outstanding under its pre-existing credit agreements totaling $107.7 million, and terminated such agreements.

The term loan is repayable in consecutive quarterly installments with a final maturity on September 30, 2002, in aggregate amounts for each of the following years as follows: 1999 through 2001 -- $75.0 million; 2002 -- $80.0 million. The revolving credit facility expires September 30, 2002, with any outstanding amounts due on that date. The Company is required to pay commitment fees on the average daily unutilized portion of the term loan facility and the revolving credit facility, which fees were initially set at 0.375% per annum. The credit agreement permits the Company to choose either the Adjusted Base Rate (the "ABR") interest option which is based on the greater of the prime rate or the federal funds rate, or LIBOR, in each case, plus an applied margin. The interest rates and commitment fees are subject to change based on the Company's performance with respect to certain financial ratios set forth in the credit agreement.

The credit agreement includes restrictions as to, amongst other things, the amount of additional indebtedness, contingent obligations, liens, capital expenditures, and dividends, and requires the maintenance of certain financial ratios. At December 31, 1998, the credit agreement prohibited the payment of dividends. In addition, under the credit agreement, certain changes in control of the Company would cause an event of default and the banks could declare all outstanding borrowings under the credit agreement immediately due and payable. None of the restrictions contained in the credit agreement are expected to have a significant effect on the ability of the Company to operate. As of December 31, 1998, the Company was in compliance with all financial and operating covenants under the credit agreement.

The Company has pledged the common stock of certain of its subsidiaries as well as certain intercompany notes as collateral under the credit agreement, and the Company and certain of its subsidiaries have guaranteed repayment of amounts borrowed under the credit agreement.

The available revolving credit commitment was $213.6 million and $203.6 million at December 31, 1998 and 1997, respectively. At December 31, 1998 and December 31, 1997, the Company had outstanding letters of credit totaling $56.9 million and $46.4 million, respectively.

The effective interest rate on the Company's long-term debt at December 31, 1998 and 1997 was 6.2 % and 6.9%, respectively. The Company paid interest of $29.2 million, $32.3 million, and $12.9 million during the years 1998, 1997 and 1996, respectively.

NOTE 9 LEASES

The Company has various operating leases for both real and personal property including Company aircraft. Rental expense for 1998, 1997 and 1996 was $15.5 million, $10.9 million and $13.4 million, respectively. Future minimum lease payments for all noncancelable operating leases having a remaining term in excess of one year at December 31, 1998, aggregated approximately $40.0 million, and payments during the next five years are:
1999,  $13.0 million;  2000, $9.6 million;  2001, $7.0 million;  2002, $2.1 million; 2003, $1.4 million. The Company also receives sublease rental income under an operating lease which ends November 1999; the approximate future minimum sublease rental income is $2.3 million.

NOTE 10 EMPLOYEE BENEFIT PLANS

PENSION PLANS

The Company maintains four defined benefit pension plans covering substantially all employees. Benefits paid to retirees are based primarily on age at retirement, years of credited service and compensation earned during employment. The Company's funding policy complies with the requirements of Federal law and regulations. The Company's total pension fund contributions were $25.0 million, $25.0 million, and $34.4 million in 1998, 1997 and 1996, respectively. Effective August 19, 1998 and as part of the acquisition described in Note 2, the Company adopted a new pension plan, covering all employees of the acquired company and all non-vested employees of the Company except for those covered under a collective bargaining agreement.

OTHER BENEFIT PLANS

In addition to pension benefits, the Company provides certain health care insurance benefits to retired Company employees and their dependents. The Company currently funds these plans on a pay-as-you-go basis. Substantially all of the Company's salaried employees and certain hourly employees become eligible for such benefits when they attain certain age and service requirements while employed by the Company. In December 1998, a Voluntary Employees' Beneficiary Association Trust was established and funded with $14.3 million of Company funds for the purpose of paying retiree claims. The Company will periodically obtain reimbursement from the Trust for retiree claims.

The Company has supplemental benefit plans covering certain key executives. These plans provide for benefits which supplement those provided by the Company's other retirement plans.

The following table is based on an actuarial valuation date as of September 30, and amounts recognized in the Company's consolidated financial statements as of December 31. The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

                                                       Pension Benefits             Other Benefits
                                                  --------------------------  ------------------------
                                                      1998          1997          1998          1997
------------------------------------------------------------------------------------------------------
(In thousands)

CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year           $  255,074    $  213,080    $   96,788    $   87,231
Service cost                                          17,599        12,466         5,616         4,283
Interest cost                                         18,842        16,743         7,277         6,820
Amendments                                               ---           ---        (2,742)         (879)
Actuarial (gain) loss                                 41,451        20,470           (34)        1,983
Benefits paid                                         (7,995)       (7,685)       (3,900)       (2,650)
                                                  ----------------------------------------------------
Benefit obligation at end of year                 $  324,971    $  255,074    $  103,005    $   96,788
                                                  ----------------------------------------------------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year    $  239,001    $  163,598    $      ---    $      ---
Actual return on plan assets                           9,164        49,892           ---           ---
Company contributions                                 25,000        33,196         3,900         2,650
Benefits paid                                         (7,995)       (7,685)       (3,900)       (2,650)
                                                  ----------------------------------------------------
Fair value of plan assets at end of year          $  265,170    $  239,001    $      ---    $      ---
                                                  ----------------------------------------------------
Funded status of the plans                        $  (59,801)   $  (16,073)   $ (103,005)   $  (96,788)
Unrecognized actuarial (gain) loss                    48,718        (3,900)      (15,472)      (15,839)
Unrecognized prior service cost (benefit)              5,393         5,860       (16,079)       (7,599)
Contributions paid in fourth quarter                   6,250         6,250        15,168           809
                                                  ----------------------------------------------------
Prepaid (accrued) benefit cost                    $      560    $   (7,863)   $ (119,388)   $ (119,417)
                                                  ====================================================
AMOUNTS RECOGNIZED IN THE CONSOLIDATED
BALANCE SHEETS CONSIST OF:
Prepaid benefit cost                              $      190    $    2,543    $      ---    $      ---
Accrued benefit liability                             (5,125)      (10,316)     (120,341)     (120,343)
Intangible asset                                       2,334           ---           209           164
Accumulated other comprehensive income                 3,161           ---           744           762
                                                  ----------------------------------------------------
Net amount  recognized                            $      560    $   (7,863)   $ (119,388)   $ (119,417)
                                                  ====================================================

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $20.9 million, $20.9 million, and $19.8 million, respectively, as of December 31, 1998, and $17.0 million, $17.0 million, and $17.8 million, respectively, as of December 31, 1997. Accumulated other comprehensive income represents minimum pension liability adjustments.

Net periodic pension and other benefit costs include the following components:

                                                 Pension Benefits                           Other Benefits
                                     ----------------------------------------  --------------------------------------
Year ended December 31,                  1998          1997          1996          1998          1997          1996
---------------------------------------------------------------------------------------------------------------------
(In thousands)

Service cost                         $   17,599    $   12,466    $   11,258    $    5,616    $    4,283    $    4,162
Interest cost                            18,842        16,743        14,966         7,277         6,820         6,581
Expected return on plan assets          (20,442)      (16,385)      (12,950)          ---           ---           ---
Amortization of prior service cost          467           467           313          (873)         (489)         (430)
Recognized actuarial (gain) loss            111           ---           ---          (400)         (648)         (377)
                                     --------------------------------------------------------------------------------
Net periodic benefit cost            $   16,577    $   13,291    $   13,587    $   11,620    $    9,966    $    9,936
                                     ================================================================================
WEIGHTED AVERAGE ASSUMPTIONS:
Discount rate                             6.75%         7.50%         8.00%         6.75%         7.50%         8.00%
Expected return on plan assets            9.50%         9.50%         9.50%           ---           ---           ---
Rate of compensation increase             4.75%         4.75%         4.75%           ---           ---           ---

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:


                                       1-Percentage-         1-Percentage-
                                       Point Increase        Point Decrease
---------------------------------------------------------------------------
(In thousands)
Effect on total of service and
  interest cost components               $   2,071              $   (1,685)
Effect on the postretirement
  benefit obligation                        14,417                 (11,989)

For measurement purposes, a 7.5% annual rate of increase in the per capita cost of medicare ineligible employees' covered health care benefits was assumed for 1998. The rate was assumed to decrease annually by 0.75% to 5.0% and remain at that level thereafter. For medicare eligible employees, a 5.25% annual rate of increase in the per capita cost of health care benefits was assumed for 1998. The rate was assumed to decrease annually by 0.75% to 4.5% and remain at that level thereafter.

INVESTMENT AND OTHER PLANS

The Company sponsors two voluntary 401(k) investment plans which cover all eligible employees and are designed to enhance existing retirement plans. The Company matches either 37.5% or 50.0% of the employee's contribution up to a maximum of four percent of the employee's eligible compensation. Total expense for the plans were $3.1 million, $2.6 million and $2.2 million for 1998, 1997 and 1996, respectively.

The Company has an Incentive Compensation Plan administered by the Compensation Committee of the Board of Directors which provides for payment of cash awards to officers and key employees based upon achievement of specific goals by the Company and the participating employees. For the years ended 1998, 1997 and 1996, provisions of approximately $6.3 million, $5.8 million and $5.5 million, respectively, were charged against income related to the plan. Payouts are based entirely on achievement of financial and business objectives.

NOTE 11 STOCKHOLDERS' EQUITY

On October 16, 1996, the Company issued 4,559,100 shares of common stock, and selling stockholders sold 37,940,900 shares of common stock, in an initial public offering pursuant to the Securities Act of 1933 (the "Offering"). In connection and simultaneously with the closing of the Offering, the Company (a) effected a recapitalization plan (the "Recapitalization") which included (i) the repurchase of all of its outstanding 7% Series A Cumulative Preferred Stock for a purchase price of $450 million plus approximately $1.3 million of unpaid dividends, (ii) the exchange of all outstanding shares of Class A, Series A-2 and Class B common stock for Class A, Series A-1 common stock, (iii) the redesignation of all Class A, Series A-1 common stock into common stock, (iv) a 1.5-for-1 stock split of the common stock, and (v) the restatement of the Company's certificate of incorporation to provide that the authorized capital stock of the Company consists of 300,000,000 shares of common stock, par value of $.01 per share, and 20,000,000 shares of Preferred Stock, par value of $.01 per share, and (b) issued 3,949,346 shares of common stock to certain option holders pursuant to existing option agreements, who subsequently sold those shares in the Offering.

In May 1998, the Company completed a secondary offering (the "Secondary") in which 18 million shares of stock were sold by certain stockholders. The Company did not receive any of the proceeds from the sale of shares in the Secondary. In connection with the Secondary, certain current and former directors and employees of, and advisors to, the Company exercised stock options to purchase, in the aggregate, approximately 2.9 million shares of common stock from the Company for an aggregate exercise price of approximately $27.4 million, after deducting issuance costs. The Company used the proceeds from these exercises for working capital purposes.

TREASURY STOCK

During January 1998, the Company announced a program to repurchase up to $200 million of its common stock. As of December 31, 1998, the Company had repurchased approximately 5.5 million shares, at an average price of $35.81 per share, for an aggregate amount of approximately $198.5 million. The repurchase program was funded from the Company's available cash.

STOCK OPTIONS

Under the Amended and Restated 1990 Stock Option Plan approved by its stockholders effective March 28, 1997, as further amended, the Company has granted options to purchase its common stock to certain Company employees, directors and advisors. Generally, options granted prior to July 1, 1994, vest 25.0% on date of issuance, 25.0% on the first anniversary of the date of issuance and 25.0% annually thereafter. Generally, options granted on or after July 1, 1994, vest 33.3% on the first anniversary of the date of issuance, 33.3% on the second anniversary of the date of issuance and the last 33.3% on the third anniversary of the date of issuance. In addition, the Company has granted options to purchase its common stock to certain of its executive officers, directors and advisors outside the Stock Option Plan with vesting periods ranging from immediately up to three years. Generally, such options expire 10 years from date of grant.

The Company recorded compensation expense of $6.9 million, $1.6 million and $7.2 million in 1998, 1997 and 1996, respectively, related to stock option grants and modification of certain existing grants in connection with the retirement of a senior executive. At December 31, 1998, approximately 5.3 million shares of common stock were reserved for issuance under the Stock Option Plan and non-plan options.

Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, defines a fair value based method of accounting for an employee stock option or similar equity instrument. This statement gives entities a choice of recognizing related compensation expense by adopting the fair value method or to measure compensation using the intrinsic value approach under Accounting Principles Board (APB) Opinion No. 25. The Company has elected to continue using the measurement method prescribed by APB Opinion No. 25, by adopting the disclosure-only provisions of SFAS No. 123. Had compensation cost for the Company's stock options granted been determined based on the fair value at the grant dates for awards under those plans consistent with a method prescribed in SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

Year ended December 31,                           1998         1997        1996
-------------------------------------------------------------------------------
(In thousands, except per share amounts)
Net income --
  As reported                                $ 225,288    $ 243,011    $ 46,965
  Pro forma                                    218,708      240,769      46,480
Basic earnings per share--
  As reported                                $    3.08    $    3.28    $    .64
  Pro forma                                       2.99         3.25         .63
Diluted earnings per share--
  As reported                                $    3.00    $    3.12    $    .60
  Pro forma                                       2.91         3.09         .59

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1998, 1997 and 1996, respectively: expected volatility of 46.13%, 32.01% and 36.02%, respectively; risk-free interest rate of 4.75%, 5.96% and 6.27%, respectively; expected lives of three years for all years; and no dividend yield.

A summary of the status of the Company's stock option plans as of December 31, 1998, 1997 and 1996, and changes during the years ending on those dates is presented below:



                                                              1998                               1997                          1996
-----------------------------------------------------------------------------------------------------------------------------------
                                                  Weighted Average                   Weighted Average              Weighted Average
Options                                 Shares      Exercise Price       Shares        Exercise Price      Shares    Exercise Price
-----------------------------------------------------------------------------------------------------------------------------------

Outstanding at beginning of year     6,494,978             $  9.40    5,729,279               $  3.91   8,691,573           $  3.88
Granted                              2,334,674               47.53    1,566,000                 26.72   1,020,000              4.10
Exercised                           (3,572,160)               9.02     (631,877)                 4.01  (3,949,346)             3.88
Forfeited                             (318,195)              26.57     (168,424)                 3.90     (32,948)             4.10
                                    -----------------------------------------------------------------------------------------------
Outstanding at end of year           4,939,297             $ 26.59    6,494,978               $  9.40   5,729,279           $  3.91
                                    ===============================================================================================

Options exercisable at year-end      2,794,729             $ 13.22    4,112,728               $  3.86   3,817,582           $  3.80
Weighted average fair value of
  options granted during the year                $ 17.07                           $ 6.97                          $ 10.13


Information with respect to stock options outstanding and exercisable at December 31, 1998, is as follows:



                              Options Outstanding                                   Options Exercisable
--------------------------------------------------------------------------------------------------------------
                                    Weighted Average
       Range of            Number          Remaining     Weighted Average          Number     Weighted Average
Exercise Prices       Outstanding   Contractual Life       Exercise Price     Exercisable       Exercise Price
--------------------------------------------------------------------------------------------------------------

$  3.11-$  4.10         2,129,342                5.2              $  3.99       2,024,004              $  3.98
$ 21.50-$ 29.75           534,731                8.7                26.70         263,675                26.94
$ 36.88-$ 42.06           152,174                9.6                39.21               -                    -
$ 43.00-$ 50.06         2,123,050                9.8                48.33         507,050                43.00
                        --------------------------------------------------------------------------------------
                        4,939,297                7.7              $ 26.59       2,794,729              $ 13.22
                        ======================================================================================

NOTE 12 RELATED PARTY TRANSACTIONS

At December 31, 1998 and 1997, certain partnerships formed by Forstmann Little & Co. ("Forstmann Little") owned approximately 22.8% and 42.1%, respectively, of the Company's common stock.

During 1998, the Company sold to a director of the Company a Gulfstream V previously utilized by the Company as a flight test aircraft, for a purchase price equal to the estimated fair market value of the aircraft. In 1997, the Company purchased a pre-owned aircraft for $21.0 million from the same director.

Under a usage agreement which ended in August 1996, the Company paid an affiliate of Forstmann Little for the use of a Gulfstream IV which was utilized as a demonstrator aircraft by the Company. Total expenses associated with this agreement were $1.6 million in 1996 and $2.3 million in 1995. Beginning in August 1996, the Company engaged an affiliate of Forstmann Little to manage the operations of the Gulfstream IV aircraft discussed below. Total payments were $2.0 million, $2.1 million and $0.7 million in 1998, 1997 and 1996, respectively. Management believes all these transactions with related parties are on terms similar to those of other customers and suppliers.

In August 1996, the Company entered into agreements with the Company's Chairman pursuant to which the Company will provide the Chairman with the use of a Gulfstream V for a period of ten years. Until the Gulfstream V becomes available, the Company has made available to the Chairman a Gulfstream IV, which the Company received through an assumption of a lease from an affiliate of Forstmann Little. During January 1997, the Company exercised its early buyout option under the lease and purchased the aircraft from the lessor, an international financial institution. The Chairman paid $0.8 million in both 1998 and 1997 and has agreed to pay the Company up to $1.0 million annually for non-company use of the aircraft. If the Chairman is no longer serving as a director or official of the Company, he has agreed to reimburse the Company $1,800 per hour for all use of the aircraft, or other such rate required so as not to exceed FAA regulatory requirements.

NOTE 13 COMMITMENTS AND CONTINGENCIES

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

The Company is currently engaged in the monitoring and cleanup of certain groundwater at its Savannah facility under the oversight of the Georgia Department of Natural Resources. Expenses incurred for cleanup have not been significant. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. The Company believes the remainder of the Savannah facility, as well as other Gulfstream properties, are being carefully monitored and are in substantial compliance with current federal, state and local environmental regulations. The Company believes the liabilities, if any, that will result from the above environmental matters will not have a material adverse effect on its financial statements.

The Company has agreements with certain of its suppliers to procure major aircraft components such as engines, wings, and avionics. The agreements vary in length from three to five years and generally provide for price and quantity of components to be supplied. In connection with the Gulfstream V program, the Company has entered into revenue sharing agreements with two suppliers. The terms of such agreements require the suppliers to design, manufacture and supply certain aircraft components in exchange for a fixed percentage of the revenues of each Gulfstream V sold. Progress payments under the revenue sharing agreements are generally required to be made on a pro rata basis concurrent with the associated deposits received on Gulfstream V contracts.

As of December 31, 1998, in connection with orders for 21 Gulfstream V aircraft in the financial contract backlog, the Company has offered customers trade-in options (which may or may not be exercised by the customer) under which the Company will accept trade-in aircraft (primarily Gulfstream IVs and IV-SPs) at a guaranteed minimum trade-in price. Additionally, in connection with recorded sales of new aircraft, at December 31, 1998, the Company has agreed to accept pre-owned aircraft totaling $209.9 million. Management believes that the fair market value of all such aircraft exceeds the specified trade-in value.

NOTE 14 EARNINGS PER SHARE

Basic EPS is computed based on net income divided by the weighted average common shares outstanding. Diluted EPS is computed by dividing net income by the weighted average common shares outstanding plus the incremental shares that would have been outstanding under stock option plans.

EPS information for 1996 is based on historical unadjusted net income divided by pro forma weighted average number of shares. Shares included for basic EPS give retroactive effect to the Recapitalization, the shares issued to option holders upon the exercise of options at the date of the Offering, and the shares issued pursuant to the Offering (all of which are described in Note 11) as if such transactions had occurred at the beginning of the period. Diluted EPS further includes the effects of options granted in 1996 as if such options had been outstanding for the entire period.

The following table sets forth the reconciliation of per share data:

Year ended December 31,                            1998         1997        1996
--------------------------------------------------------------------------------
(In thousands, except per share amounts)
NET INCOME                                    $ 225,288    $ 243,011    $ 46,965
                                              ==================================
BASIC EPS
Average shares issued
  and outstanding
  (after giving effect to
  the Recapitalization)                          73,089       74,095      67,530
Exercise of certain stock
  options with the Offering                                                2,962
Shares issued pursuant
  to the Offering                                                          3,419
                                              ----------------------------------
Weighted average common
  shares outstanding                             73,089       74,095      73,911

DILUTED EPS
Incremental shares from
  stock options                                   1,947        3,800       4,624
                                              ----------------------------------
Weighted average common
  and common equivalent
  shares outstanding                             75,036       77,895      78,535
                                              ==================================
EARNINGS PER SHARE:
  Basic                                       $    3.08    $    3.28    $    .64
  Diluted                                     $    3.00    $    3.12    $    .60
                                              ==================================

NOTE 15 BUSINESS SEGMENTS AND RELATED INFORMATION

The Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, during 1998. SFAS No. 131 established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also established standards for related disclosures about products and services, and geographic areas.

The Company operates in three reportable segments: New Aircraft, Aircraft Services and Pre-Owned Aircraft. New Aircraft is comprised of the design, development, production (including customized interiors and optional avionics) and sale of large business aircraft to customers on a worldwide basis. Aircraft Services provides aftermarket maintenance services, spare parts, engine and auxiliary power unit service and overhaul for both
Gulfstream and other business aircraft. The Company's Pre-Owned Aircraft segment consists of the sale of pre-owned Gulfstream aircraft and other business aircraft acquired as trade-ins against the sale of new aircraft to a worldwide market. The accounting policies used to develop segment information correspond to those described in the summary of significant accounting policies in Note 1. Intersegment sales and transfers are not significant. The Company has no significant assets domiciled outside of the United States and assets are not allocated to reportable segments. The information for 1997 and 1996 has been restated from the prior year's presentation in order to conform to the 1998 presentation.

Gulfstream evaluates each segment's performance based on gross profit margins (net revenues less cost of sales) excluding inventory step-up charges. Summarized financial information concerning the Company's reportable segments is shown in the following table. Unallocated expenses represent expenses not directly related to the reportable segments.

                                                         Net Revenues
                                         --------------------------------------
Year ended December 31,                        1998           1997         1996
-------------------------------------------------------------------------------
(In millions)
New Aircraft                            $  1,909.0     $  1,492.0    $    740.5
Aircraft Services                            281.8          201.1         169.9
Pre-owned aircraft                           237.2          210.4         153.3
                                        ---------------------------------------
  Total Net Revenues                    $  2,428.0     $  1,903.5    $  1,063.7
                                        =======================================

                                                      Segment Gross Margin
                                        ---------------------------------------
Year ended December 31,                       1998           1997          1996
-------------------------------------------------------------------------------
(In millions)
New Aircraft                            $    464.3     $    297.5    $    193.9
Aircraft Services                             53.7          45.0           36.5
Pre-owned Aircraft                            11.4           8.2           (1.7)
                                        ---------------------------------------
Segment gross margin                         529.4         350.7          228.7
  Unallocated expenses                      (156.7)       (122.0)        (178.4)
                                         --------------------------------------
  Income from operations                     372.7         228.7           50.3
Interest income                                7.3          11.5           14.6
Interest expense                             (28.0)        (31.1)         (17.9)
                                         --------------------------------------
  Income before income taxes             $   352.0     $   209.1      $    47.0
                                         ======================================

The following table presents revenues by geographic area of the location of the Company's customers:

Year ended December 31,                        1998           1997          1996
--------------------------------------------------------------------------------
(In millions)
North America
  United States                          $  1,833.0     $  1,403.1    $    799.4
  Canada and Mexico                            96.4           67.3           5.2
                                         ---------------------------------------
    Total North America                     1,929.4        1,470.4         784.6
Asia/Pacific                                  243.5          162.9          85.1
Africa/Middle East                            104.9            3.8          71.5
Europe                                         83.4          185.2          24.6
Latin America/Other                            66.8           81.2          97.9
                                         ---------------------------------------
    Total                                $  2,428.0     $  1,903.5    $  1,063.7
                                         =======================================

During 1996, revenues from one customer included in the New Aircraft and Aircraft Services reportable segments represented approximately 11.7% of the Company's total revenues.

NOTE 16 SUBSEQUENT EVENT

On March 1, 1999, the Company established a program to repurchase up to an additional $200 million of its common stock. The purchases will be made from time to time in the open market or through negotiated transactions as market conditions warrant.

INDEPENDENT AUDITORS' REPORT




The Board of Directors and Stockholders of
Gulfstream Aerospace Corporation:

We have audited the consolidated balance sheets of Gulfstream Aerospace Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Gulfstream Aerospace Corporation and subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP
Atlanta, Georgia
February 1, 1999
(March 1, 1999 as to Note 16)



REPORT OF MANAGEMENT'S RESPONSIBILITY


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

The Board of Directors discharges its responsibility for the Company's financial statements primarily through its Audit Committee. The Audit Committee, comprised solely of outside directors, meets periodically and privately with the independent auditors and representatives from management to appraise the adequacy and effectiveness of internal control systems and quality of our financial accounting and reporting.

The Company's independent auditors, Deloitte & Touche LLP, are recommended by the Audit Committee of the Board of Directors, selected by the Board of Directors and ratified by our Company's stockholders. Deloitte & Touche LLP is engaged to perform an audit of the consolidated financial statements of Gulfstream Aerospace Corporation and subsidiaries. This audit provides an objective outside review of management's responsibility to report operating results and financial condition. They audit and perform tests, as appropriate, of the data included in the financial statements.


/s/ Chris A. Davis
Chris A. Davis
Executive Vice President and
Chief Financial and Administrative Officer
February 1, 1999

QUARTERLY FINANCIAL RESULTS (UNAUDITED)

The following tables set forth the unaudited consolidated statements of operating data for each quarter of 1998 and 1997. The operating results for any quarter are not indicative of results for any future period.




1998                                                         First     Second        Third         Fourth
---------------------------------------------------------------------------------------------------------
(In thousands, except deliveries and per share amounts)

Net revenues                                              $503,407   $557,042     $626,177       $741,332
Gross profit                                                99,338    125,817      138,816        156,238
Income from operations (1)                                  69,246     91,607      103,676        108,163
Net income                                                  40,481     55,577       64,721         64,509
Earnings per share:
  Basic                                                   $    .56   $    .75     $    .88       $    .89
  Diluted                                                 $    .54   $    .73     $    .86       $    .87

Aircraft deliveries (in units):
  Gulfstream IV-SP (green)                                       6          8            9              9
  Gulfstream V (green)                                           7          7            7              8
  Completion -- Gulfstream                                       7          9           11             19
  Completion -- Non-Gulfstream                                   -          -            5              3
  Pre-owned aircraft                                             3          4            2              3
                                                          -----------------------------------------------


1997                                                         First     Second        Third         Fourth
---------------------------------------------------------------------------------------------------------
(In thousands, except deliveries and per share amounts)

Net revenues                                              $375,626   $522,906     $464,036       $540,926
Gross profit                                                70,474     76,010       91,053        108,437
Income from operations (1)                                  47,037     45,445       60,668         75,546
Net income                                                  40,030     39,504      119,088(2)   44,389(2)
Earnings per share:
  Basic                                                   $    .54   $    .53     $   1.61       $    .60
  Diluted                                                 $    .51   $    .50     $   1.54       $    .58

Pro forma (fully taxed)
  Earnings per share -- diluted (3)                       $    .33   $    .32     $    .45       $    .58

Aircraft deliveries (in units):
  Gulfstream IV-SP (green)                                       5          5            6              6
  Gulfstream V (green)                                           6          7            8              8
  Completion                                                     5          5            5             11
  Pre-owned aircraft                                             1          9            2              2
                                                          -----------------------------------------------


(1) Non-cash compensation expense of $0.3 million, $0.5 million, $0.1 million, and $6.0 million was recorded in each of the 1998 quarters, and $0.5 million, $0.5 million, $0.3 million, and $0.3 million was recorded in each of the 1997 quarters, respectively, related to the issuance of options to purchase common stock. See Note 11 to the consolidated financial statements.

(2) As described under the caption Income Taxes on page 22, the Company recorded a net income tax benefit of $63.1 million during the third quarter of 1997. During the fourth quarter of 1997, the Company recorded an income tax provision of $26.6 million based on an estimated effective tax rate of 37.5%.

(3) Pro forma (fully taxed) earnings per share -- diluted is presented for all periods assuming an estimated effective tax rate of 37.5%.

QUARTERLY COMMON STOCK PRICE RANGE

1998                                    First     Second      Third       Fourth
--------------------------------------------------------------------------------
High                                   $44.44     $46.94     $51.50       $57.44
Low                                     28.75      41.25      31.13        29.00
                                       -----------------------------------------

1997                                    First     Second      Third       Fourth
--------------------------------------------------------------------------------
High                                   $24.13     $32.75     $31.13       $32.06
Low                                     21.25      21.75      26.00        26.50
                                       -----------------------------------------

Gulfstream Aerospace Corporation's common stock is traded principally on the New York Stock Exchange under the symbol GAC. At March 1, 1999, there were approximately 245 holders of record. The Company has never paid cash dividends on its common stock and does not anticipate paying any cash dividends in the near future.

SELECTED FINANCIAL DATA


Fiscal Year                                  1998         1997         1996         1995       1994
---------------------------------------------------------------------------------------------------
(In thousands, except per share data)

INCOME STATEMENT DATA
Revenues                               $2,427,958   $1,903,494   $1,063,713   $1,041,514   $901,638
Income from operations                    372,692      228,696       50,269       42,090     43,883
Net income                                225,288      243,011       46,965       28,894     23,564

Earnings per share:
  Basic (1)                                  3.08         3.28          .64          .39        N/A
  Diluted (1)                                3.00         3.12          .60          .37        N/A
                                       ------------------------------------------------------------

Pro forma (fully taxed)
  Earnings per share--diluted (2)            3.00         1.68         0.37         0.23        N/A

BALANCE SHEET DATA
Working capital                        $  139,407   $  295,811   $  138,091   $  356,976   $301,913
Total assets                            1,614,134    1,473,667    1,313,215      981,253    745,761
Total debt                                361,000      380,000      400,000      146,331    178,145
Total stockholders' equity (deficit)(3)   195,680       92,757     (188,811)     217,540    188,950
                                       ------------------------------------------------------------

(1) Earnings per share (EPS) information for 1996 and 1995 is based on historical unadjusted net income divided by pro forma weighted average number of shares. Shares included for basic EPS give retroactive effect to the Recapitalization, the shares issued to option holders upon the exercise of options at the date of the Offering, and the shares issued pursuant to the Offering (all of which are described in Note 11 to the consolidated financial statements) as if such transactions had occurred at the beginning of the period. Diluted EPS further includes the effects of options granted in 1996 and 1995 as if such options had been outstanding for all periods presented. See also Note 14 to the consolidated financial statements for a reconciliation of per share data.

(2) Pro forma (fully taxed) earnings per share -- diluted is presented for all periods prior to 1998 assuming an effective tax rate of 37.5%.

(3) Total stockholders' equity and total debt at December 31, 1996 gives effect to the Recapitalization and Offering which occurred during the fourth quarter 1996. See "Liquidity and Capital Resources" on page 23.








CORPORATE INFORMATION

CORPORATE OFFICES

Gulfstream Aerospace Corporation
500 Gulfstream Road
Savannah, Georgia 31408
912 965-3000

MAILING ADDRESS

P.O. Box 2206
Savannah, Georgia 31402-2206

WEBSITE

www.gulfstreamaircraft.com

STOCK LISTINGS

New York Stock Exchange
Symbol "GAC"

ANNUAL MEETING

May 19, 1999 at 9:30 a.m.
St. Regis Hotel
Two East 55th Street
Iridium Room-Lower Level
New York, New York 10022

TRANSFER AGENT & REGISTRAR

ChaseMellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660
800 526-0801
www.chasemellon.com

INDEPENDENT AUDITORS

DELOITTE & TOUCHE LLP
191 Peachtree Street
Atlanta, Georgia 30303

FINANCIAL INFORMATION

Copies of Gulfstream's annual report and Form 10-K submitted to the Securities and Exchange Commision may be obtained by visiting the Company's website or by written request to:

Gulfstream Investor Relations
P.O. Box 2206, Mail Stop A-01
Savannah, Georgia 31402-2206

Gulfstream(R)
P.O. Box 2206 Savannah, Georgia  31402-2206
912 965-3000 www.gulfstreamaircraft.com